                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-96137

                                4,600,000 Shares


                                 Sohu.com Inc.

                               [LOGO OF SOHU.COM]

                                  Common Stock

                                 ------------

   We are offering 2,300,000 shares of our common stock in the United States and Canada through a syndicate of U.S. underwriters, and 2,300,000 shares outside the United States and Canada through a syndicate of international managers. The offering price and the underwriting discount and commission for the two offerings are identical.

   Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on The Nasdaq Stock Market's National Market under the symbol "SOHU".

   The U.S. underwriters and international managers have an option to purchase on a pro rata basis up to 690,000 additional shares to cover over-allotments.

   Investing in our common stock involves risks. See "Risk Factors" on page 7.

                                                         Underwriting
                                              Price to   Discounts and Proceeds to
                                               Public     Commissions   Sohu.com
                                             ----------- ------------- -----------
Per Share................................... $     13.00  $     0.91   $     12.09
Total....................................... $59,800,000  $4,186,000   $55,614,000

   Delivery of the shares of common stock will be made on or about July 17, 2000.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           Credit Suisse First Boston

Credit Suisse First Boston

                               BOCI Asia Limited

                                                   Donaldson, Lufkin & Jenrette

                 The date of this prospectus is July 12, 2000.

                             [Inside front cover --
(1) Top half -- Heading "A Leading Internet Portal in China" followed by a screen shot of the Sohu.com home page, which is in the Chinese language, together with English annotations.

(2) Bottom half -- Heading "Offering Context, Content, Community & Commerce" followed by screen shots of the Sohu online directory, the Sohu News channel, the Sohu chat room and the Sohu shopping channel.

(3) Background -- The tail of the "Search Fox".]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    7
Enforceability of Civil
 Liabilities........................   24
Cautionary Notice Regarding Forward-
 Looking Statements.................   24
Use of Proceeds.....................   25
Dividend Policy.....................   25
Capitalization......................   26
Dilution............................   28
Exchange Rate Information...........   29
Selected Consolidated Financial
 Data...............................   30
Corporate Restructuring.............   33
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   36

                                   Page
                                   ----
Business.........................   47
Regulation of the PRC Internet
 Industry........................   62
Management.......................   66
Principal Shareholders...........   76
Related Party Transactions.......   78
Shares Eligible for Future Sale..   82
Description of Capital Stock.....   84
Taxation.........................   88
Underwriting.....................   91
Notice to Canadian Residents.....   95
Validity of Common Stock.........   96
Experts..........................   96
Where You Can Find More
 Information.....................   96
Index to Financial Statements....  F-1

                                 ------------



                     Dealer Prospectus Delivery Obligation

   Until August 6, 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. You should read the entire prospectus carefully in evaluating an investment in our shares.

                                 Sohu.com Inc.

Our Business

   We are a leading Internet portal in China in terms of brand recognition, page views and registered users. As of June 24, 2000, we averaged in excess of
16.3 million page views per day during June 2000. In addition, as of June 24, 2000, we had over 3.1 million registered e-mail users. Our portal consists of the following:

   .  sophisticated Chinese language Web navigational and search capabilities;

   .  twelve main content channels;

   .  Web-based communications and community services; and

   .  a platform for e-commerce services.

   We are a pioneer of the Internet industry in China, having introduced the first Chinese language online directory and search engine. We have exclusively targeted the PRC Internet market since our inception. All of our products and services are designed to meet the specific interests and needs of Internet users in China. As of May 31, 2000, our online directory contained over 270,000 Chinese language Web listings. We offer Internet users a proprietary Chinese language search and a co-branded English language search. Furthermore, we have contractual relationships with over 85 Chinese language media and information providers. Each of our main content channels contains multi-level sub-channels that cover a comprehensive range of topics, including news, business, entertainment, sports and career. We also promote user affinity to Sohu by providing free Chinese language e-mail, online bulletin boards, chat rooms and instant messaging. We began offering limited e-commerce services on a trial basis in 1999.

   As a leading Internet portal in China, we are well positioned to capitalize on the emergence of the Web as a new advertising medium and commerce platform in China. We believe that by providing a well tuned and highly relevant navigational context and comprehensive range of China-specific content, we provide advertisers and merchants with targeted access to a large audience with highly desirable demographic profiles.

Corporate Structure

   Under current PRC regulations, foreign companies such as Sohu.com Inc. may not own or operate telecommunications businesses in China, which may include the operation of Internet content provision businesses. Our wholly owned PRC subsidiary, Sohu ITC Information Technology (Beijing) Co., Ltd., or Beijing ITC, does not have a license to provide Internet content and information services. As a result, we recently restructured our operations. As part of this restructuring, our content-related operations were transferred to Beijing Sohu Online Network Information Services, Ltd., or Beijing Sohu, a PRC company that has received approval to develop Internet content and information services. Beijing Sohu is 80% owned by Charles Zhang, our founder, President and Chief Executive Officer, and 20% owned by He Jinmei, an executive officer of Beijing ITC, both of whom are PRC nationals. After the restructuring, Beijing ITC continues to operate our online advertising, e-commerce applications, directory and search engine and other businesses described in this prospectus, while Beijing Sohu provides and develops content for use by Beijing ITC on our Web site for a monthly fee. See "Corporate Restructuring".

Our Market Opportunity

   Internet use in China has grown rapidly in recent years and is expected to significantly outpace growth in worldwide Internet use over the next several years. According to International Data Corporation, or IDC, between January 1, 1999 and December 31, 1999, the number of PRC Internet users increased from approximately 2.4 million to 3.8 million. In addition, IDC projects that the number of Internet users in China will grow to approximately 25.2 million in 2003.

   As Internet use becomes more pervasive in China, and as the PRC online population continues to develop and expand, the opportunities for online advertising and commerce will also expand.

   Zenith Media estimates that advertising expenditures for television, newspapers, magazines and other traditional media in China totaled over $4.1 billion in 1999. In addition, Forrester Research estimates that the aggregate online advertising market in China in 1999 was only $8.0 million. As the number of Internet users increases, we believe that online advertising will capture an increasing percentage of the overall PRC advertising market. Zenith Media has estimated that in 2002 China's overall advertising market will be $6.1 billion, while Forrester Research has estimated that China's online advertising market will be $100 million in 2002 and $440 million in 2004. Similarly, the volume of e-commerce transactions in China is expected to increase significantly as the online population expands. According to IDC, total e-commerce revenue in China is expected to grow from approximately $43.0 million in 1999 to approximately $11.7 billion in 2004.

Our Strategy

   Our objective is to strengthen our position as a leading Internet portal in China. In order to accomplish this objective, we plan to:

   .  maintain and extend our brand recognition;

   . increase the number of visitors to our portal and the duration of each visit;

   .  increase online advertising revenues and develop an e-commerce business;
and

   .  acquire complementary assets, technologies and businesses.

Recent Developments

   On January 29, 2000, we sold a total of 1,347,991 shares of our Series D preferred stock to an affiliate of Pacific Century Cyberworks Limited, an affiliate of Legend Holdings Limited and Hikari Tsushin, Inc. for an aggregate of approximately $20.0 million. On February 2, 2000, we sold an additional 673,998 shares of Series D preferred stock to an affiliate of Pacific Century Cyberworks Limited for approximately $10.0 million. All of the Series D preferred stock will, under the terms of the preferred stock, be mandatorily converted into an equal number of shares of common stock upon the consummation of this offering.

   On March 1, 2000, we entered into a one-year non-exclusive agreement with an affiliate of Nokia Corporation, under which we are Nokia's preferred partner in China for the co-development of wireless access protocol, or WAP, mobile Internet services, as well as short message services, or SMS. We are currently Nokia's only content partner for WAP and SMS services in China, and are responsible for aggregating content, such as stock quotes, news, e-mail and advertising, and tailoring it for mobile telephone users. We commenced providing content for this WAP service on April 27, 2000.

   In May 2000, we, together with an affiliate of Nokia Corporation, entered into six-month cooperation memoranda of understanding, or MOUs, with eight PRC provincial wireless telecommunications operators. Under the terms of these MOUs, we will be responsible for identifying and developing content for new WAP applications and services.

   In May 2000, the State Administration of Industry and Commerce, or SAIC, selected a number of Internet companies in the PRC to participate in a one-year online advertising trial program. The SAIC is expected to formulate online advertising regulations based on the information gathered during the trial program. We were selected as one of the Internet companies that will participate in the trial program. We also obtained a one-year advertising business permit from SAIC on May 18, 2000.

   On July 12, 2000, Dr. Charles Zhang, our founder, President and Chief Executive Officer, agreed with Pacific Century Cyberworks Limited, an affiliate of one of the holders of our Series D preferred stock, to procure Sohu.com Inc. to purchase within a period of three years not less than $6.0 million of services, including but not limited to, broadband, web distribution, advertising, consultancy services and such other services, from Pacific Century Cyberworks Limited and its affiliated group companies at their then current fees and charges.

Our History

   We were incorporated in Delaware in August 1996 as Internet Technologies China Incorporated, and launched our original Web site, itc.com.cn, in January 1997. During 1997, we developed the Sohu online directory and search engine and related technology infrastructure, and also focused on recruiting personnel, raising capital and aggregating content to attract and retain users. In February 1998, we re-launched our Web site under sohu.com. In September 1999, we re-named our company Sohu.com Inc. Substantially all of our operations are conducted through Beijing ITC, our wholly owned PRC subsidiary. In May 2000, as a result of regulatory developments in the Internet industry in China, we restructured our operations. See "Corporate Restructuring".

   Our principal executive offices are located at 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China and our telephone number is 86-10-6510-2160. In addition, we maintain offices in Shanghai and Guangzhou. Our Internet address is www.sohu.com. The information on our Web site is not a part of this prospectus.

                                  ------------

   As used in this prospectus, references to "us", "we", "our", "our company", "Sohu.com" and "Sohu" are to Sohu.com Inc., our subsidiary Beijing ITC, and our affiliate Beijing Sohu, and these references should be interpreted accordingly. Except where the context requires otherwise, these references include all of our subsidiaries. Unless otherwise specified, references to "China" or "PRC" refer to the People's Republic of China and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

   Unless otherwise indicated, all references in this prospectus to the number of outstanding shares of our common stock:

  . give effect to the mandatory conversion of the Series A, B, B-1, C and D preferred stock into common stock upon the consummation of this offering;

  . give effect to a five-for-one stock split which became effective on October 15, 1999;

  . give effect to a 2.6-for-one stock split which became effective on June 22, 2000; and

  . do not include the number of shares that we will issue if the U.S. underwriters and international managers exercise their over-allotment option.

   As used in this prospectus, "U.S. Dollar", "dollar" or "$" means the lawful currency of the United States of America, and "Renminbi" or "RMB" means the lawful currency of the PRC.

                                  ------------

                                  The Offering

   This offering consists of the U.S. offering and the international offering, each of which is described below. A total of 4,600,000 shares will be offered (plus 690,000 shares subject to the U.S. underwriters' and international managers' overallotment option).

U.S. offering.............  An offering in the United States and Canada of
                            2,300,000 shares.

International offering....  An offering outside the United States and Canada of
                            2,300,000 shares at the same time as the U.S. offering.

Common stock to be
 outstanding after this
 offering.................  31,224,216 shares or 31,914,216 shares if the U.S.
                            underwriters and international managers exercise their over-allotment option in full. Excluded are stock options and warrants outstanding to purchase an aggregate of 1,616,654 shares of our common stock at a weighted average exercise price of $2.95 per share and stock options to purchase up to 598,000 additional shares of our common stock, which we intend to grant prior to the closing of this offering at an exercise price equal to the public offering price.

Use of proceeds...........  We intend to use a portion of the net proceeds of this offering to fund capital expenditures, consisting primarily of additions to our networking and computer infrastructure. In addition, we intend to use a portion of the net proceeds for sales and marketing activities. The remainder of the net proceeds will be used for general corporate purposes. We may also use a portion of the net proceeds for possible acquisitions or investments although we do not currently have any agreements or understandings to make any acquisitions or investments. See "Use of Proceeds".

                                  ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                  ------------

                      Summary Consolidated Financial Data

   The following summary consolidated financial data have been derived from our
(1) audited consolidated financial statements for the years ended December 31, 1997, 1998 and 1999, (2) our unaudited consolidated financial statements for the three-months periods ended March 31, 1999 and 2000 and (3) our unaudited consolidated pro forma balance sheet as of March 31, 2000, all of which are set forth in our consolidated financial statements included elsewhere in this prospectus. The information below should be read in conjunction with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited consolidated financial statements and the related notes and our unaudited consolidated financial statements and the related notes, all of which are included in this prospectus. Our consolidated financial statements are presented in accordance with United States generally accepted accounting principles. Basic and diluted pro forma net loss per share in 1999 is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects of the mandatory conversion of the Series A, B, B-1 and C preferred stock into common stock upon the consummation of this offering. Basic and diluted pro forma net loss per share for the three months ended March 31, 2000 is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects of the mandatory conversion of the Series A, B, B-1, C and D preferred stock into common stock upon the consummation of this offering. For a description of the pro forma financial effects of our restructuring, see "Corporate Restructuring -- Pro Forma Effects of Corporate Restructuring".

                                                              Three Months ended
                              Year ended December 31,             March 31,
                          ---------------------------------  ---------------------
                            1997       1998        1999        1999        2000
                          ---------  ---------  -----------  ---------  ----------
                                  (in thousands, except for per share
                                            and share data)
Statement of Operations
 Data:
Revenues................  $      78  $     472  $     1,617  $     233  $      842
Total costs and
 expenses...............       (238)    (1,082)      (5,077)      (516)     (3,409)
Operating loss..........       (160)      (610)      (3,460)      (283)     (2,567)
Net loss................       (160)      (615)      (3,449)      (276)     (2,536)
Net loss attributable to
 common stockholders....       (160)      (859)      (4,366)      (390)     (4,095)
Basic and diluted net
 loss per share
 attributable to common
 stockholders...........  $   (0.02) $   (0.09) $     (0.47) $   (0.04) $    (0.43)
Shares used in computing
 basic and diluted net
 loss per share.........  9,100,000  9,224,000    9,328,000  9,265,000   9,416,000
Basic and diluted pro
 forma net loss per
 share attributable to
 common stockholders....                        $     (0.16)            $    (0.10)
Shares used in computing
 basic and diluted
 pro forma net loss per
 share .................                         21,615,000             25,950,000

   The following table is a summary of our consolidated balance sheet as of March 31, 2000:

  .  on an actual basis;

  . on a pro forma basis to give effect to the mandatory conversion of all outstanding Series A, B, B-1, C and D preferred stock into common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the mandatory conversion of all the preferred stock and the sale of 4,600,000 shares of common stock offered at the initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses.

                                                     As of March 31, 2000
                                                  ----------------------------
                                                             Pro    Pro forma
                                                  Actual    Forma  as adjusted
                                                  -------  ------- -----------
                                                        (in thousands)
Balance Sheet Data:
Cash and cash equivalents........................ $33,106  $33,106   $87,120
Working capital..................................  28,801   28,801    82,815
Total assets.....................................  38,111   38,111    91,144
Total liabilities................................   5,322    5,322     5,322
Mandatorily redeemable convertible preferred
 stock...........................................  41,721       --        --
Total shareholders' equity (deficit).............  (8,932)  32,789    85,822

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and the related notes, before making an investment decision.

Risks relating to Sohu.com

 We have incurred net losses since inception and anticipate that losses will continue.

   We were incorporated in Delaware in August 1996, and launched our original Web site in January 1997. In February 1998, we re-launched our Web site under www.Sohu.com. We have incurred significant net losses since inception and had an accumulated deficit of approximately $9.5 million as of March 31, 2000. We anticipate that we will continue to incur substantial net losses due to a high level of planned operating and capital expenditures, including increased sales and marketing costs, additional personnel hires, and greater levels of product development. Our net losses will increase in the future and we may never achieve or sustain profitability.

 We have a limited operating history, which may make it difficult for you to evaluate our business.

   We began offering products and services under the www.Sohu.com Web site in February 1998. Accordingly, we have a limited operating history upon which you can evaluate our business. In addition, our senior management and employees have worked together at our company for only a relatively short period of time. As an early stage company in the new and rapidly evolving PRC Internet market, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

  . increase our online advertising revenues and successfully build an e-commerce business, given the early stage of development of the PRC Internet industry;

  . continue to attract a larger audience to our portal by expanding the type and technical sophistication of the content and services we offer; and

  . maintain our current, and develop new, strategic relationships to increase our revenue streams as well as product and service offerings;

   If we are unsuccessful in addressing these risks, our business, financial condition and results of operations will be materially and adversely affected.

 PRC Internet laws and regulations are unclear and will likely change in the near future. If we are found to be in violation of current or future PRC laws or regulations, we could be subject to severe penalties.

   We conduct our Internet business solely in the PRC through our wholly owned subsidiary, Sohu ITC Information Technology (Beijing ) Co., Ltd., or Beijing ITC. Beijing ITC is a wholly foreign owned enterprise, or a WFOE, under PRC law. We are a Delaware corporation and a foreign person under PRC law. Accordingly, our Internet business is 100% foreign-owned. In addition, pursuant to our recent restructuring, we transferred certain of our assets and operations to Beijing Sohu Online Network Information Services, Ltd., or Beijing Sohu, a PRC company that is 80% owned by our chief executive officer. We do not have any ownership interest in Beijing Sohu.

   The PRC has recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the PRC Internet sector. In the opinion of TransAsia lawyers, our PRC counsel, the ownership structures of Sohu, Beijing ITC and Beijing Sohu, both currently and giving effect to this offering, and the businesses and operations of Sohu, Beijing ITC and Beijing Sohu as described in this prospectus comply with all existing PRC laws, rules and regulations, and no further PRC governmental approvals are required for such ownership structures, businesses, operations or this offering. There are, however, substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. In addition, there will likely be new PRC Internet laws and regulations adopted in the near future. Accordingly, we cannot assure you whether the PRC government may ultimately take a contrary view to the opinion of our PRC counsel.

   Issues, risks and uncertainties relating to PRC government regulation of the PRC Internet sector include the following:

  . A prohibition of foreign investment in businesses providing value-added telecommunication services, including computer information services or electronic mail box services, may be applied to Internet businesses such as ours. Some officials of the PRC Ministry of Information, or MII, have taken the position that foreign investment in the Internet sector is prohibited.

  . The MII has also stated recently that it intends to adopt new laws or regulations governing foreign investment in the PRC Internet sector in the near future. If these new laws or regulations are inconsistent with our restructuring, our business will be severely impaired.

  . Under the agreement reached in November 1999 between the PRC and the United States concerning the United States' support of PRC's entry into the World Trade Organization, or WTO, foreign investment in PRC Internet services will be liberalized to allow for 30% foreign ownership in key telecommunication services, including PRC Internet ventures, for the first year after China's entry into the WTO, 49% in the second year and 50% thereafter. However, the implementation of this agreement is still subject to various conditions, including approval by the U.S. Congress and the PRC National People's Congress, and the agreement also faces opposition in the United States from various parties, including trade unions, environmentalists and human rights organizations.

  . The MII has also stated recently that the activities of Internet content providers are also subject to regulation by various PRC government authorities, depending on the specific activities conducted by the Internet content provider. Various government authorities have stated publicly that they are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various PRC government approvals for securities offerings by companies engaged in the Internet sector in the PRC.

   The interpretation and application of existing PRC laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, PRC Internet companies, including us.

   Accordingly, it is possible that the relevant PRC authorities could, at any time, assert that any portion or all of our, Beijing ITC's or Beijing Sohu's existing or future ownership structure and businesses, or this offering, violates existing or future PRC laws, regulations or policies. It is also possible that the new laws or regulations governing the PRC Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Beijing ITC's or Beijing Sohu's current or proposed businesses and operations or require governmental approvals for this offering. In addition, these new laws and regulations may be retroactively applied to us, Beijing ITC or Beijing Sohu.

   If we, Beijing ITC or Beijing Sohu are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

  .  levying fines;

  .  confiscating our, Beijing ITC's or Beijing Sohu's income;

  .  revoking our, Beijing ITC's or Beijing Sohu's business license;

  . shutting down our, Beijing ITC's or Beijing Sohu's servers and/or blocking our Web sites;

  . restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China;

  . requiring us, Beijing ITC or Beijing Sohu to restructure our ownership structure or operations; and

  . requiring us, Beijing ITC or Beijing Sohu to discontinue any portion or all of our Internet business.

   Any of these actions could cause our business, financial condition and results of operations to suffer and the price of our common stock to decline.

 We have attempted to comply with restrictions on foreign investment in the PRC Internet sector imposed by the PRC government by transferring our content-related assets and operations to, and entering into agreements with, Beijing Sohu, a PRC company controlled by our President and Chief Executive Officer. If the PRC government finds that these agreements do not comply with the relevant foreign investment restrictions, our business in the PRC will be adversely affected.

   Because the PRC government restricts foreign investment in Internet-related businesses, we have restructured our Internet operations by having Beijing Sohu acquire appropriate government approvals to conduct our content-related operations. In addition, we have transferred our content-related assets and operations to Beijing Sohu. See "Related Party Transactions". The legal uncertainties associated with PRC government regulations and our restructuring may be summarized as follows:

  . whether the PRC government may view our restructuring as being in compliance with their laws and regulations;

  . whether the PRC government may impose additional regulatory requirements with which we or Beijing Sohu may not be in compliance; and

  . whether the PRC government will permit Beijing Sohu to acquire future licenses necessary in order to conduct operations in the PRC.

   Although we restructured our operations based upon the advice of the MII, we cannot be sure that our restructured operations and activities will be viewed by PRC regulatory authorities as in compliance with applicable PRC laws and regulations. Our business will be adversely affected if our business license is revoked as a result of non-compliance. In addition, we cannot be sure that we and Beijing Sohu will be able to obtain all of the licenses we or Beijing Sohu may need in the future or that future changes in PRC government policies affecting the provision of information services, including the provision of online services and Internet access, will not impose additional regulatory requirements on us or Beijing Sohu or our service providers or otherwise harm our business.

 We depend upon contractual arrangements with Beijing Sohu for the success of our business and these arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

   Because we conduct our Internet business only in the PRC, and because we are restricted by the PRC government from owning Internet content operations in the PRC, we are dependent on Beijing Sohu, in which we have no ownership interest, to provide such services through contractual agreements between the parties. This arrangement may not be as effective in providing control over our Internet content operations as direct ownership of these businesses. For example, Beijing Sohu could fail to take actions required for our business, such as entering into content development contracts with potential content suppliers or failing to maintain the necessary permit for the content servers. If Beijing Sohu fails to perform its obligations under these agreements, we would potentially have to rely on legal remedies under PRC law, which we cannot be sure would be effective or sufficient.

   Beijing Sohu is controlled by Charles Zhang, our chief executive officer. As a result, our contractual relationships with Beijing Sohu could be viewed as entrenching his management position or transferring certain value to him, especially if any conflict arises with him.

 Even if we are in compliance with PRC governmental regulations relating to licensing and foreign investment prohibitions, the PRC government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

   China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes to violate PRC law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the PRC government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside the PRC at its sole discretion. Even if we comply with PRC governmental regulations relating to licensing and foreign investment prohibitions, if the PRC government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

   We are also subject to potential liability for content on our Web sites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the MII.

   Furthermore, we are required to delete content that clearly violates the laws of the PRC and report content that we suspect may violate PRC law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our Web sites.

 We may have to register our encryption software with PRC regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.

   Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic PRC companies operating in the PRC are required to register and disclose to PRC regulatory authorities the commercial encryption products they use. Because these regulations have just recently been adopted and because they do not specify what constitutes encryption products, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with the relevant PRC regulatory authorities for, our current or future encryption software. If PRC regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant PRC regulatory authorities. These potential liabilities might include, without limitation, fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

 We depend on online advertising for substantially all of our revenues.

   We derive substantially all of our revenues from the sale of online advertising on our Web sites. For 1998, 1999 and the three months ended March 31, 2000, online advertising revenues represented approximately 75%, 88% and 94%, respectively, of our total revenues. In addition, our business plan is heavily dependent on the anticipated expansion of online advertising in China and the growth of our revenue is heavily dependent on online advertising.

   The online advertising market in China is new and relatively small. According to Forrester Research, the dollar amount of the online advertising market in China in 1999 was approximately $8.0 million. According to

Zenith Media's estimate, the dollar amount of the total advertising market in China was over $4.1 billion in 1999. Our ability to generate and maintain significant online advertising revenues in China will depend, among other things, on:

  . the development of a large base of users possessing demographic characteristics attractive to advertisers;

  .  downward pressure on online advertising prices;

  .  the development of independent and reliable means of verifying traffic;
     and

  . the effectiveness of our advertising delivery, tracking and reporting systems.

   The development of Web software that blocks Internet advertisements before they appear on a user's screen may hinder the growth of online advertising. The expansion of ad blocking on the Internet may decrease our revenues because when an ad is blocked, it is not downloaded from our ad server. As a result, such advertisements will not be tracked as a delivered advertisement. In addition, advertisers may choose not to advertise on the Internet or on our portal because of the use by third parties of Internet advertisement blocking software. The use of Web software that blocks Internet advertisements may materially and adversely affect our business, financial condition and results of operations.

   In addition, an element of our strategy is to diversify our revenue stream by entering into more Web site sponsorship arrangements and by introducing e-commerce services and generating e-commerce revenue. We cannot assure you that we will be successful in implementing this strategy.

   Accordingly, we cannot assure you that we will be successful in generating significant future online advertising revenue or in diversifying our revenue stream, and the failure to do so would have a material adverse effect on our business, online advertising revenue and profitability.

 Our operating results are likely to fluctuate significantly and may differ from market expectations.

   Our annual and quarterly operating results have varied significantly in the past, and may vary significantly in the future, due to a number of factors, many of which are beyond our control. As a result, we believe that year-to-year and quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the trading price of our common stock may fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Quarterly Results of Operations".

 We will not be able to attract visitors, advertisers and e-commerce merchants if we do not maintain and develop the Sohu brand.

   Maintaining and further developing the Sohu brand is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users, advertisers and e-commerce partners, we intend to increase substantially our expenditures for creating and maintaining brand loyalty. If our revenues do not increase proportionately, our results of operations and liquidity will suffer.

   Our success in promoting and enhancing the Sohu brand, as well as our ability to remain competitive, will also depend on our success in offering high quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our portal or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting visitors, advertisers and e-commerce partners. This could have a material and adverse effect on our business, financial condition and results of operations.

 We may need additional capital and we may not be able to obtain it.

   Our capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund additions to our portal and computer infrastructure, including any acquisitions of complementary assets, technologies or businesses we may pursue, as well as the expansion of our sales and marketing activities. We believe that our current cash and cash equivalents, cash flow from operations, proceeds from the sale of Series D preferred stock in January and February 2000 and the proceeds from this offering will be sufficient to meet our anticipated needs, including working capital and capital expenditures, for at least the next twelve months. However, future market or other developments may cause us to require additional funds.

   Our ability to obtain additional financing in the future is subject to a variety of uncertainties, including:

  .  investors' perceptions of and appetite for Internet-related securities;

  . conditions in the U.S. and other capital markets in which we may seek to raise financing;

  .  our future results of operations, financial condition and cash flows;

  . the amount of capital that other PRC entities may seek to raise in foreign capital markets;

  .  PRC governmental regulation of foreign investment in Internet companies;

  .  economic, political and other conditions in the PRC; and

  .  PRC governmental policies relating to foreign currency borrowings.

   Our inability to raise additional funds on terms favorable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For example, we may be required to scale back our planned expenditures, which could adversely affect our growth prospects. For more information on our capital and financing requirements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

 If we fail to establish and maintain relationships with content providers, e-commerce merchants and technology providers, we may not be able to attract and retain users.

   We rely on a number of third party relationships to attract traffic and provide content in order to make our portal more attractive to users and advertisers. Third parties providing content to our portal include CNET, Dow Jones & Company, Inc. and Xinhua News Agency. Moreover, some content providers have recently increased the fees they charge us for their content. This trend could increase our expenses and could adversely affect our ability to obtain quality content at an economically acceptable cost. Most of these arrangements are short-term and may be terminated at the convenience of the other party. In addition, much of the third party content provided to our portal is also available from other sources or may be provided to other Internet companies. If other Internet companies present the same or similar content in a superior manner, it would adversely affect our visitor traffic.

   Similarly, we have focused, and will continue to focus, on establishing relationships with leading e-commerce merchants and technology and infrastructure providers. Our business depends significantly on these relationships and the licenses that the technology providers have granted to us. Our competitors may seek to establish the same relationships as we have, which may adversely affect us. We may not be able to maintain these relationships or replace them on commercially attractive terms.

 We depend on key personnel and our business may be severely disrupted if we lose the services of our key executives.

   Our future success is heavily dependent upon the continued service of our key executives, particularly Dr. Charles Zhang, who is the founder, President and Chief Executive Officer of our company and the founder and President of Beijing Sohu. We rely on his expertise in our business operations and on his personal relationships with our shareholders, the relevant regulatory authorities, our customers and suppliers and Beijing Sohu. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to easily replace them, our business may be severely disrupted, financial condition and results of operations may be materially and adversely affected. In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into a confidentiality, non-competition and non-solicitation agreement with us. These officers also have employment agreements with Beijing ITC, our PRC operating subsidiary, which contain substantially similar confidentiality and non-competition undertakings. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. We do not maintain key-man life insurance for any of our key executives.

 Rapid growth and a rapidly changing operating environment strain our limited resources.

   We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our audience and their Internet use increase, as the demands of our audience and the needs of our customers change and as the volume of online advertising and e-commerce activities increases, we will need to increase our investment in our network infrastructure, facilities and other areas of operations. If we are unable to manage our growth and expansion effectively, the quality of our services could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

  .  adapt our services and maintain and improve the quality of our services;

  . continue training, motivating and retaining our existing employees and attracting and integrating new employees; and

  . developing and improving our operational, financial, accounting and other internal systems and controls.

 Our advertising pricing model, which is based on charging a fixed fee to display advertisements for a specified time period, may not be profitable.

   There are currently no industry standard pricing models used to sell advertising on the Internet. This makes it difficult to project our future advertising rates and revenues. The models we adopt may prove not to be profitable. Substantially all of our advertising revenues in 1999 were derived from charging a fixed fee to display an advertisement over a given time period. To the extent that minimum guaranteed impression levels are not met, we are required to provide additional impressions after the contract term and we accordingly defer the related revenue. The failure of our advertising pricing model could have a material adverse effect on our business, financial condition and results of operations.

 We may not be able to track the delivery of advertisements through our portal, which may make us less attractive to potential advertisers.

   It is important to advertisers that we accurately measure the demographics of our user base and the delivery of advertisements through our portal. Companies may choose not to advertise on our portal or may pay less for advertising if they do not perceive our ability to track and measure the demographics of our users or the delivery of advertisements to be reliable. We depend on third parties to provide us with some of these measurement services. If they are unable to provide these services in the future, we would need to perform these services ourselves or obtain these service from other providers. This could cause us to incur additional costs or cause interruptions or slowdowns in our business during the time we are replacing these services. We are currently implementing additional systems designed to collect information on our users. We cannot assure you, however, that we can implement these systems successfully.

 The loss of one of our significant advertisers would reduce our advertising revenues as well as materially and adversely affect our financial conditions and results of operations.

   We depend on a small group of advertisers for a significant portion of our total revenues. For 1999, two of our advertisers, one of which is a shareholder, each accounted for more than 10% of our total revenues. In addition, our five largest advertisers accounted for approximately 34% of our total revenues. In the three months ended March 31, 2000, two advertisers each accounted for more than 8% of our total revenues and our top five advertisers accounted for approximately 34% of our total revenues. We anticipate that we will continue to rely on a relatively small number of significant advertisers for a majority of our total revenues for the foreseeable future. Our business, financial condition and results of operations would be materially and adversely affected by the loss of one or more of our significant advertisers or a decrease in the volume of advertising by any of these advertisers.

   During January 2000, we entered into multi-year advertising agreements with affiliates of Pacific Century Cyberworks, Legend Holdings Limited and Hikari Tsushin, Inc. We also sold shares of our Series D preferred stock to these entities or their affiliates in January and February 2000. We expect to derive significant revenues from these advertising agreements. The loss of any of these agreements or a decrease in the volume of advertising by any of these advertisers would have a material adverse effect on our business, financial condition and results of operations.

 Our strategy of acquiring complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

   As a component of our growth strategy, we have acquired and intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing portal business. Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill and other intangible assets and exposure to undisclosed or potential liabilities of acquired companies, each of which could materially and adversely affect our business, financial condition and results of operations. Moreover the resources expended in identifying and consummating acquisitions may be significant. Furthermore, any acquisitions we decide to pursue may be subject to the approval of the relevant PRC governmental authorities, as well as any applicable PRC rules and regulations.

 We rely on dividends and other distributions on equity paid by our wholly-owned operating subsidiary to fund any cash requirements we may have.

   We are a holding company with no operating assets other than the shares of Beijing ITC, our wholly- owned subsidiary in the PRC that owns and conducts our entire Internet business. We rely on dividends and other distributions on equity paid by Beijing ITC for our cash requirements, including the funds necessary to service any debt we may incur. If Beijing ITC incurs debt on its own behalf in the future, the instruments governing the debt may restrict Beijing ITC's ability to pay dividends or make other distributions to us. In addition, PRC legal restrictions permit payment of dividends by Beijing ITC only out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, Beijing ITC is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. See note 5 to our consolidated financial statements included in this prospectus.

   Beijing ITC has been in a loss-making position since its inception and will continue to make losses in the foreseeable future. Therefore, we have not received any dividends or other distributions from Beijing ITC in the past and do not expect any dividends in the foreseeable future.

 Until the China Trademark Office issues the actual trademark registration certificates, we do not have exclusive rights over the mark "Sohu.com".

   China's trademark law adopts a "first-to-file" system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of an unregistered mark is generally irrelevant except for "well-known" marks. We have registered the domain name "Sohu.com" with Network Solutions and the domain name "Sohu.com.cn" with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We have also filed trademark applications for the mark "Sohu.com" in Chinese and English with the China Trademark Office. However, until actual registration certificates are issued by the China Trademark Office, we do not have exclusive rights over the mark "Sohu.com".

   We have applied for registration of the "Sohu.com" mark in the United States. We have also applied for registration of the "Sohu.com" mark in Hong Kong and Taiwan, and plan to apply for registration in Malaysia and Singapore. Completion of all of these applications is subject to prior rights in the relevant jurisdictions. Any rejection of such applications may adversely affect our legal rights over the mark "Sohu.com" in those countries and regions.

 Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

   We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. In particular, the laws of the PRC and certain other countries are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Future litigation could result in substantial costs and diversion of our resources, and could have a material adverse effect on our business, financial condition and results of operations.

 We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

   We cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future be, subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

 We may be subject to, and may expend significant resources in defending against, claims based on the content and services we provide over our portal.

   As our services may be used to download and distribute information to others, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our visitors and incur significant costs in their defense. In the past, claims based on the nature and content of information that was posted online by visitors have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks.

   We could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that our visitors may post in classifieds, message boards, chat rooms or other interactive services. If any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information. We also offer Web-based e-mail services, which expose us to potential liabilities or claims resulting from:

  .  unsolicited e-mail;

  .  lost or misdirected messages;

  .  illegal or fraudulent use of e-mail; or

  .  interruptions or delays in e-mail service.

   Investigating and defending these claims may be expensive, even if they do not result in liability.

Risks relating to our markets

 We rely on online advertising sales for a significant portion of our future revenues, but the Internet has not been proven as a widely accepted medium for advertising.

   We expect to derive most of our revenue for the foreseeable future from Internet advertising, and to a lesser extent, from e-commerce. If the Internet is not accepted as a medium for advertising, our ability to generate revenues will be adversely affected.

   The acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of Internet advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through our portals or search engines. This would have a material adverse effect on our business, financial condition and results of operations.

 Many of our current and potential advertising and e-commerce customers have only limited experience using the Internet for advertising or commerce purposes, and may not be willing to fully embrace the products and services we offer, which would adversely affect our future revenues and business expansion.

   The online advertising and e-commerce markets are new and rapidly evolving, particularly in China. As a result, many of our current and potential advertising and e-commerce customers have limited experience using the Internet for advertising or commerce purposes and historically have not devoted a significant portion of their advertising and sales budgets to Internet-based advertising and e-commerce. Moreover, customers that have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. In addition, companies may choose not to advertise or sell their products on our portal if they do not perceive our online advertising and e-commerce platform to be effective or our audience demographics to be desirable. The failure to successfully address these risks or execute our business strategy would significantly reduce our profitability and materially and adversely affect our financial condition and results of operations.

 We face intense competition which could reduce our market share and adversely affect our financial performance.

   The PRC Internet market is characterized by an increasing number of entrants because, among other reasons, the barriers to entry are relatively low. The market for Internet services and products, particularly Internet search and retrieval services and Internet advertising, is intensely competitive. In addition, the Internet industry is relatively new and constantly evolving and, as a result, our competitors may better position themselves to compete in this market as it matures.

   There are many companies that provide or may provide Web sites and online destinations targeted at Internet users in China. Some of our major competitors in China are major United States Internet companies, such as Yahoo! Inc. In addition, we may face competition from existing or new domestic PRC Internet companies that are either affiliated with large corporations such as American Online and Softbank Corporation, or controlled or sponsored by PRC government entities. These competitors may have certain advantages over us, including:

  .  substantially greater financial and technical resources;

  .  more extensive and well developed marketing and sales networks;

  .  better access to original content;

  .  greater global brand recognition among consumers; and

  .  larger customer bases.

   With these advantages, our competitors may be better able to:

  .  develop, market and sell their products and services;

  .  adapt more quickly to new and changing technologies; and

  .  more easily obtain new customers.

   We can provide no assurance that we will be able to compete successfully against our current or future competitors.

 The telecommunications infrastructure in China, which is not as well developed as in the United States, may limit our growth.

   The telecommunications infrastructure in China is not well developed. In particular, we depend on the Chinese government and state-owned enterprises to establish and maintain a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed on a timely basis or at all by the Chinese government and state-owned enterprises, our business, financial condition and results of operations could be materially and adversely affected.

 We depend on ChinaNet, China Telecom and the Beijing Telecom Administration for telecommunications services, and any interruption in these services may result in severe disruptions to our business.

   Although private Internet service providers exist in China, almost all access to the Internet is maintained through ChinaNet, currently owned by China Telecom, under the administrative control and regulatory supervision of China's Ministry of Information Industry. In addition, local networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced aggressive plans to develop the national information infrastructure, we cannot assure you that this infrastructure will be developed or that the Internet infrastructure in China will be able to support the continued growth of Internet usage. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure.

   We cannot assure you that we will be able to lease additional bandwidth from the Beijing Telecom Administration on acceptable terms or on a timely basis or at all. In addition, we will have no means of getting access to alternative networks and services, on a timely basis or at all, in the event of any disruption or failure of the network.

   If we are unseccessful in addressing these risks, our business may be severely disrupted.

 High cost of Internet access may limit the growth of the Internet in China and impede our growth.

   Access to the Internet in China remains relatively expensive, and may make it less likely for users to access and transact business over the Internet. Unfavorable rate developments could further decrease our visitor traffic and our ability to derive revenues from transactions over the Internet. This could have a material adverse effect on our business, financial condition and results of operations.

 The acceptance of the Internet as a commerce platform in China depends on the resolution of problems relating to fulfillment and electronic payment.

   Our future growth of revenues depends in part on the anticipated expansion of e-commerce activities in China. As China currently does not have a reliable nationwide product distribution network, the fulfillment of goods purchased over the Internet will continue to be a factor constraining the growth of e-commerce. An additional barrier to the development of e-commerce in China is the lack of reliable payment systems. In particular, the use of credit cards or other viable means of electronic payment in sales transactions is not as well developed in China as in some other countries, such as the United States. Various government entities and businesses are working to resolve these fulfillment and payment problems, but these problems are expected to continue to hinder the acceptance and growth of the Internet as a commerce platform in China, which could in turn adversely affect our business, financial condition and results of operations.

Risks Related to the Internet and Our Technology Infrastructure

 To the extent we are unable to scale our systems accordingly to meet the rapidly increasing PRC Internet population, we will be unable to expand our user base and increase our attractiveness to advertisers and merchants.

   China is one of the world's fastest growing Internet markets. According to International Data Corporation, the number of Internet users in China was 3.8 million in 1999 and is projected to grow to approximately 25.2 million in 2003. As Web page volume and traffic increase, we cannot assure you that we will be able to scale our systems proportionately. To the extent we do not successfully address our capacity constraints, our operations may be severely disrupted, and we may not be able to expand our user base and increase our attractiveness to advertisers and merchants.

 Unexpected network interruptions caused by system failures may result in reduced visitor traffic, reduced revenue and harm to our reputation.

   Our portal operations are dependent upon Web browsers, Internet service providers, content providers and other Web site operators in China, which have experienced significant system failures and system outages in the past. Our users have in the past experienced difficulties due to system failures unrelated to our systems and services. Any system failure or inadequacy that causes interruptions in the availability of our services, or increases the response time of our services, as a result of increased traffic or otherwise, could reduce our user satisfaction, future traffic and our attractiveness to users and advertisers.

 Our operations are vulnerable to natural disasters and other events, as we only have limited backup systems and do not maintain any backup servers outside of China.

   We have limited backup systems and have experienced system failures and electrical outages from time to time in the past, which have disrupted our operations. All of our servers and routers are currently hosted in a single location within the premises of Beijing Telecom Administration. We do not maintain any back up servers outside Beijing. We do not have a disaster recovery plan in the event of damage from fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins and similar events. If any of the foregoing occur, we may experience a complete system shut-down. We do not carry any business interruption insurance. To improve the performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our Web sites to mirror our online resources. Although we carry property insurance with low coverage limits, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation, that may occur.

 Concerns about security of e-commerce transactions and confidentiality of information on the Internet may increase our costs, reduce the use of our portal and impede our growth.

   A significant barrier to e-commerce and confidential communications over the Internet has been the need for security. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons are able to penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. As a result, we may be required to expend capital and resources to protect against or to alleviate these problems. Security breaches could have a material adverse effect on our business, financial condition and results of operations.

 Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable.

   Internet usage could decline if any well publicized compromise of security occurs. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Web site against hackers. We cannot assure you that any measures we may take will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.


Political, Economic and Regulatory Risks

 Regulation and censorship of information distribution in China may adversely affect our business.

   China has enacted regulations governing Internet access and the distribution of news and other information. Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control proper political ideology. In addition, the Ministry of Information Industry has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of PRC laws prohibiting the distribution of content deemed to be socially destabilizing. Because many PRC laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement may involve significant uncertainty. In addition, the PRC legal system is a civil law system in which decided legal cases have limited binding force as legal precedents. As a result, in many cases it is difficult to determine the type of content that may result in liability for a Web site operator.

   Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside China at its sole discretion. If the PRC government were to take any action to limit or eliminate the distribution of information through our portal or to limit or regulate any current or future applications available to users of our portal, such action could have a material adverse effect on our business, financial condition and results of operations.

   The State Secrecy Bureau, which is directly responsible for the protection of state secrets of all PRC government and Chinese Communist Party organizations, is authorized to block any Web site it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the distribution of online information. Under the applicable regulations, we may be held liable for any content transmitted on our portal. Furthermore, where the transmitted content clearly violates the laws of the PRC, we will be required to delete it. Moreover, where the transmitted content is considered suspicious, we are required to report such content. We must also undergo computer security inspections, and if we fail to implement the relevant safeguards against security breaches, we may be shut down. In addition, under recently adopted regulations, Internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these new regulations have not been issued, however, we do not know how or when we will be expected to comply. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

 Political and economic policies of the PRC government could affect our business.

   All of our business, assets and operations are located in China and all of our revenues are derived from our operations in China. Accordingly, our business, financial condition and results of operations are affected to a significant degree by economic, political and legal developments in China. Changes in political, economic and social conditions in China, adjustments in PRC government policies or changes in laws and regulations could adversely affect our business, financial condition and results of operations.

   The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

  .  structure;

  .  level of government involvement;

  .  level of development;

  .  level of capital reinvestment;

  .  growth rate;

  .  control of foreign exchange; and

  .  methods of allocating resources.

   Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management. Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms. Although we believe that economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on economic development in China, we cannot predict what effects these measures may have on our business or results of operations.

 The PRC legal system embodies uncertainties which could limit the legal protections available to us and you.

   The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in mainland China. Our PRC operating subsidiary, Beijing ITC, is a wholly- foreign owned enterprise, or WFOE, which is an enterprise incorporated in mainland China and wholly-owned by foreign investors. Beijing ITC is subject to laws and regulations applicable to foreign investment in mainland China in general and laws and regulations applicable to WFOEs in particular. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

 Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

   Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment.

   Currently, Beijing ITC may purchase foreign exchange for settlement of "current account transactions", including payment of dividends, without the approval of the State Administration for Foreign Exchange, or SAFE. Beijing ITC may also retain foreign exchange in its current account (subject to a ceiling approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.

   Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

   Foreign exchange transactions under the capital account are still subject to limitations and require approvals from the SAFE. This could affect Beijing ITC's ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

 We may suffer currency exchange losses if the Renminbi depreciates relative to the U.S. Dollar.

   Our reporting currency is the U.S. Dollar. However, substantially all of our assets and revenues are denominated in Renminbi. Our assets and revenues as expressed in our U.S. Dollar financial statements will decline in value if the Renminbi depreciates relative to the U.S. Dollar. Any such depreciation could adversely affect the market price of our common stock. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. Dollars.

Risks Related to this Offering

 An active trading market for our shares may not develop and the trading price for our shares may fluctuate significantly.

   Prior to this offering, there has been no public market for our shares. If an active public market for our shares does not develop after this offering, the market price and liquidity of our shares may be adversely affected. Our common stock has been approved for quotation on The Nasdaq Stock Market's National Market. We can provide no assurances that a liquid public market for our shares will develop.

   The initial public offering price for our shares has been determined by negotiation between us and the U.S. underwriters and international managers based upon several factors and we can provide no assurance that the price at which the shares are traded after this offering will not decline below the initial offering price.

   In addition, The Nasdaq Stock Market's National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. As a result, investors in our shares may experience a decrease in the value of their shares regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our business, financial condition and results of operations.

 The sale or availability for sale of substantial amounts of our common stock could adversely affect its market price.

   Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

There will be 31,224,216 shares of common stock outstanding immediately after this offering, or 31,914,216 shares if the U.S. underwriters and international managers exercise their over-allotment option in full. In addition, as of May 31, 2000, there were outstanding options and warrants to purchase 1,616,654 shares, including options and warrants to purchase 543,670 shares that are immediately exercisable. All of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The 28,240,870 shares of common stock outstanding prior to this offering (assuming the conversion of all outstanding convertible preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock) are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption from registration.

   In connection with this offering, we, our executive officers and directors and most of our preferred shareholders have agreed not to sell any shares of common stock for 180 days after the date of this prospectus without the U.S. underwriters' consent. However, the U.S. underwriters may release these shares from these restrictions at any time. We cannot predict what effect, if any, market sales of shares held by our significant shareholders or any other shareholder or the availability of these shares for future sale will have on the market price of our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our common stock after this offering.

   A number of our shareholders are parties to an agreement with us that provides these shareholders with the right to require us to register the sale of shares owned by them. These rights cover more than 50% of our issued and outstanding common stock prior to this offering (assuming the conversion of all outstanding shares of preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock) and will also cover any additional shares obtained by these shareholders from time to time. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. Under the terms of this agreement, we do not have any obligation to register for sale with the Securities and Exchange Commission any shares of common stock held by these shareholders if, within the six month period preceding the date of the request for registration, we have already effected a registration under the Securities Act pursuant to a request by these shareholders or in which these shareholders had an opportunity to participate. For a further discussion of these registration rights, see "Description of Capital Stock -- Registration Rights."

 We are controlled by a small group of our existing shareholders, whose interests may differ from other shareholders.

   Our three largest shareholders currently beneficially own approximately 67% of our outstanding shares (assuming the conversion of all outstanding shares of preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock), and following this offering will beneficially own approximately 58% of the outstanding shares, or 57% if the U.S. underwriters and international managers exercise their over-allotment option in full. Accordingly, they will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

   Holders of approximately 76% of the outstanding shares of our common stock immediately following this offering (assuming the conversion of all outstanding shares of preferred stock into common stock and the exercise of all outstanding options and warrants to acquire common stock) are parties to an agreement under which they have agreed to vote together in favor of their nominees to our board of directors. As a result of their voting power, they will have the ability to cause their nominees to be elected. See "Related Party Transactions" and "Principal Shareholders" for more information regarding the share ownership of our officers, directors and significant shareholders.

 Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will incur immediate and substantial dilution.

   If you purchase common stock in this offering, you will pay more for your shares than the amount paid by existing shareholders for their shares. As a result, you will experience immediate and substantial dilution of approximately $10.27 per share (assuming the conversion of all outstanding convertible preferred stock into common stock and no exercise of outstanding options or warrants to acquire common stock), representing the difference between our pro forma net tangible book value per share as of March 31, 2000, after giving effect to this offering at the initial public offering price of $13.00 per share. In addition, you may experience further dilution to the extent that shares of our common stock are issued upon the exercise of stock options or warrants. Substantially all of the shares issuable upon the exercise of currently outstanding stock options or warrants will be issued at a purchase price less than the public offering price per share in this offering. See "Dilution" for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

 Anti-takeover provisions of the Delaware General Corporation Law and our certificate of incorporation could delay or deter a change in control.

   Amendments we intend to make to our certificate of incorporation and our bylaws prior to the consummation of this offering, as well as various provisions of the Delaware General Corporation Law, may make it more difficult to effect a change in control of our company. The existence of these provisions may adversely affect the price of our common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our shareholders for their common stock. For example, we intend to amend our certificate of incorporation to authorize our board of directors to issue "blank check" preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us. We also intend to amend our certificate of incorporation to provide for the division of the board of directors into two classes as nearly equal in size as possible with staggered two-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company. See "Description of Capital Stock -- Preferred Stock," and "Description of Capital Stock -- Anti-Takeover Effects of Delaware Law and our Sixth Amended and Restated Certificate of Incorporation and Bylaws" for a more complete description of our capital stock, our certificate of incorporation and the effects of the Delaware General Corporation Law that could hinder a third party's attempts to acquire control of us.

                      ENFORCEABILITY OF CIVIL LIABILITIES

   We are a company organized under the laws of Delaware, but substantially all of our assets are located in the PRC. We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or of any State of the United States, or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York. However, it may be difficult for investors to enforce outside the United States judgments against us obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States. In addition, certain of our directors and officers and certain of the experts named herein are resident outside the United States (principally in the PRC) and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or us judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any State of the United States. We have been advised by our PRC counsel, TransAsia Lawyers, that in their opinion, there is doubt as to the enforceability in the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State of the United States.


                                 ------------

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or other similar words. These statements discuss future expectations, identify strategies, contain our projections of future results of operations or financial condition or state other "forward-looking" information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement.

   Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. We have no obligation to update publicly or revise any forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from this offering of approximately $54 million, or approximately $62 million if the U.S. underwriters' and international managers' over-allotment option is exercised in full, after deducting the estimated underwriting discount and offering expenses payable by us.

   We intend to use approximately $17.0 million of the net proceeds to fund capital expenditures, with additions to our networking and computer infrastructure accounting for approximately $15.5 million. In addition, we intend to use approximately $36.0 million for sales and marketing activities. The remainder of the net proceeds will be used for general corporate purposes, including working capital and expansion of our work force. We may also use a portion of the net proceeds for possible acquisitions of or investments in businesses, products and technologies that are complementary to our business, although we do not currently have any agreements or understandings to make any acquisitions or investments.

   The foregoing represents our present intentions with respect to the allocation of the net proceeds of this offering based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions could result in the application of the proceeds of this offering in a manner other than as described in this prospectus.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance our business and to fund growth and, therefore, do not expect to pay any cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our earnings, cash flow, financial condition and capital requirements and any other conditions our board of directors deems relevant. In addition, the payment of dividends may be limited by financing agreements that we may enter into in the future.

                                 CAPITALIZATION

   The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of March 31, 2000:

  (1) on an actual basis;

  (2) on a pro forma basis to reflect:

    . the conversion of 2,925,000 shares of Series A preferred stock into 2,925,000 shares of common stock;

    . the conversion of 4,521,166 shares of Series B preferred stock into 7,535,276 shares of common stock;

    . the conversion of 879,567 shares of Series B-1 preferred stock into 879,567 shares of common stock;

    . the conversion of 3,846,718 shares of Series C preferred stock into 3,846,718 shares of common stock;

    . the conversion of 2,021,989 shares of Series D preferred stock into 2,021,989 shares of common stock;

  (3) on a pro forma as adjusted basis to reflect the mandatory conversion of all the preferred stock and the sale of 4,600,000 shares of common stock offered in this offering at the initial public offering price of $13.00 per share, after the deduction of underwriting discounts and estimated expenses payable by us in this offering.

   In connection with this offering, under the terms of our preferred stock, all of our outstanding shares of preferred stock will mandatorily convert into shares of common stock if and when the aggregate proceeds from this offering are not less than $20,000,000 and with a price to the public of at least $14.837 per share. The holders of preferred stock have agreed to reduce this minimum price to $13.00 per share.

   You should read this table together with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

                                                       As of March 31, 2000
                                                    ----------------------------
                                                                       Pro forma
                                                                          as
                                                    Actual   Pro forma adjusted
                                                    -------  --------- ---------
                                                          (in thousands)
Cash and cash equivalents.......................... $33,106   $33,106   $87,120
                                                    =======   =======   =======
Short-term debt.................................... $ 2,899   $ 2,899   $ 2,899
                                                    =======   =======   =======
Long-term debt..................................... $   --    $   --    $   --
                                                    -------   -------   -------
Mandatorily redeemable preferred stock:
  Series B and B-1 mandatorily redeemable
   convertible preferred stock, par value $0.001:
   5,400,733 shares authorized, 5,400,733 shares
   issued and outstanding, actual (no shares
   authorized or outstanding, pro forma and pro
   forma as adjusted)(1)........................... $ 2,947   $   --    $   --
  Series C mandatorily redeemable convertible
   preferred stock, par value $0.001: 4,807,101
   shares authorized, 3,846,718 shares issued and
   outstanding, actual (no shares authorized or
   outstanding, pro forma and pro forma as
   adjusted)(2)....................................   7,721       --        --
  Series D mandatorily redeemable convertible
   preferred stock, par value $0.001: 2,021,989
   shares authorized, 2,021,989 shares outstanding,
   actual (no shares authorized or outstanding, pro
   forma and pro forma as adjusted)(3).............  31,053       --        --
                                                    -------   -------   -------
    Total mandatorily redeemable preferred stock... $41,721   $   --    $   --
                                                    -------   -------   -------
Shareholders' equity (deficit):
  Series A convertible preferred stock, par value
   $0.001: 2,925,000 shares authorized, 2,925,000
   shares issued and outstanding, actual (no shares
   authorized or outstanding, pro forma and pro
   forma as adjusted).............................. $     3   $    --   $    --
  Common stock, par value $0.001: 75,400,000 shares
   authorized, 9,415,666 shares issued and
   outstanding, actual (75,400,000 shares
   authorized and 26,624,216 shares issued and
   outstanding, pro forma; 31,224,216 shares issued
   and outstanding, pro forma as adjusted)(4)......       9        26        31
Additional paid-in capital.........................   2,265    43,972    97,000
Deferred compensation and other....................  (1,700)   (1,700)   (1,700)
Accumulated deficit................................  (9,509)   (9,509)   (9,509)
                                                    -------   -------   -------
  Total shareholders' equity (deficit).............  (8,932)   32,789    85,822
                                                    -------   -------   -------
   Total capitalization............................ $35,688   $35,688   $88,721
                                                    =======   =======   =======

---------------------
(1) Recorded at its issuance costs plus amortization of the increase in the value of the Series B and B-1 preferred stock since issuance. The recorded value of the preferred stock is being adjusted upwards to its estimated redemption amount through periodic charges to retained earnings. These charges, which are reflected in our statement of operations as accretion on mandatory convertible preferred stock, totaled $244 and $467 for the years ended December 31, 1998 and 1999, respectively, and $114 and $116 for the three months ended March 31, 1999 and 2000, respectively.
(2) Recorded at its issuance costs plus amortization of the increase in the value of the Series C preferred stock since issuance. The recorded value of the preferred stock is being adjusted upwards to its estimated redemption amount through periodic charges to retained earnings. These charges, which are reflected in our statement of operations as accretion on mandatory convertible preferred stock, totaled $0 and $450 for the years ended December 31, 1998 and 1999, respectively, and $0 and $345 for the three months ended March 31, 1999 and 2000, respectively.
(3) Recorded at its issuance costs plus amortization of the increase in the value of the Series D preferred stock since issuance. The recorded value of the preferred stock is being adjusted upwards to its estimated redemption amount through periodic charges to retained earnings. These charges, which are reflected in our statement of operations as accretion on mandatory convertible preferred stock, totaled $0 and $0 for the years ended December 31, 1998 and 1999, respectively, and $1,098 for the three months ended March 31, 2000.
(4) Excludes 1,071,312 shares reserved for issuance pursuant to options we may issue in the future pursuant to our stock option plans and stock options and warrants outstanding as of March 31, 2000 to purchase an aggregate of 1,616,654 shares of our common stock at a weighted average exercise price of $2.95 per share and options to purchase up to 598,000 additional shares of our common stock which we intend to grant prior to the closing of this offering at an exercise price equal to the initial public offering price.

                                    DILUTION

   As of March 31, 2000, our pro forma net tangible book value was $32,070,000, or $1.20 per share. Pro forma net tangible book value per share represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities, divided by the total number of shares of our common stock outstanding on that date, as adjusted to give pro forma effect as of that date to the conversion of all our outstanding preferred stock into common
stock. See "Capitalization". Assuming we had sold the     shares of common
stock offered in this offering at the initial public offering price of $13.00 per share, after giving effect to the sale of the shares offered in this offering and after deducting underwriting discounts and commissions and other estimated expenses of this offering, our pro forma net tangible book value at March 31, 2000 would have increased to $85,103,000, or $2.73 per share. This represents an immediate increase of $1.53 in net tangible book value per share to existing shareholders and an immediate dilution of $10.27 in net tangible book value per share to new investors purchasing the shares at the initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for one share. The following table illustrates such per share dilution.

Initial public offering price per share...........................        $13.00
  Pro forma net tangible book value per share at March 31, 2000...  $1.20
  Increase in pro forma net tangible book value per share
   attributable to new investors..................................  $1.53
                                                                          ------
Pro forma net tangible book value per share after giving effect to
 this offering....................................................         $2.73
Dilution in pro forma net tangible book value per share to new
 investors........................................................        $10.27
                                                                          ======

   The following table summarizes the number of shares purchased from us as of March 31, 2000, the total consideration paid to us and the average price per share paid by existing investors and by new investors purchasing shares in this offering at the initial public offering price of $13.00 per share and without giving effect to underwriting discounts and commissions and other estimated expenses of this offering:

                             Shares Purchased   Total Consideration
                            ------------------  -------------------  Average Price
                              Number   Percent    Amount    Percent    Per Share
                            ---------- -------  ----------- -------  -------------
Existing investors......... 26,624,216   85.3%  $39,350,000   39.7%      $1.48
New investors..............  4,600,000   14.7    59,800,000   60.3       13.00
                            ---------- ------   ----------- ------       -----
  Total.................... 31,224,216 100.00%  $99,150,000 100.00%      $3.18
                            ========== ======   =========== ======       =====

   The foregoing discussion and table assumes no exercise of any outstanding stock options or warrants. As of March 31, 2000, there were stock options and warrants outstanding to purchase an aggregate of 1,616,654 shares of our common stock at a weighted average exercise price of $2.95 per share. If all these options and warrants had been exercised on March 31, 2000, before giving effect to this offering, our pro forma net tangible book value would have been approximately $36,841,000, or $1.30 per share. After giving effect to this offering, our pro forma net tangible book value on March 31, 2000 would have been approximately $89,872,129, or $2.74 per share, the increase in net tangible book value attributable to new investors would have been $1.44 per share and the dilution in net tangible book value to new investors would have been $10.26 per share. In addition, the dilution will be $10.07 per share if the U.S. underwriters and international managers fully exercise their over-allotment options.

                           EXCHANGE RATE INFORMATION

   The following table sets forth information concerning the noon buying rates in New York City for cable transfers in Renminbi and U.S. Dollars, as certified for customs purposes by the Federal Reserve Bank in New York, for the periods indicated:

                                                      Noon Buying Rate
                                             -----------------------------------
                   Period                    Period End Average(1)  High   Low
                   ------                    ---------- ---------- ------ ------
                                                       (RMB per $1.00)
1994........................................   8.6442     8.6306   8.8270 8.4545
1995........................................   8.3374     8.3713   8.5000 8.2916
1996........................................   8.3284     8.3394   8.5000 8.3002
1997........................................   8.3100     8.3194   8.3290 8.2911
1998........................................   8.2789     8.3009   8.3180 8.2774
1999........................................   8.2795     8.2784   8.2800 8.2770
2000 (through July 3, 2000).................   8.2786     8.2784   8.2799 8.2768

---------------------
(1) Determined by averaging the rates on the last business day of each month during the respective period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data presented below for the years ended December 31, 1997, 1998 and 1999, and the selected balance sheet data as of December 31, 1998 and 1999, are derived from our financial statements that have been audited by PricewaterhouseCoopers, independent public accountants, and are included elsewhere in this prospectus. The statement of operations data presented below for the period from August 2, 1996 (inception) to December 31, 1996, and the selected balance sheet data as of December 31, 1996, are derived from our audited financial statements not included in this prospectus. The selected statement of operations data for the three-months periods ended March 31, 1999 and 2000, and the selected balance sheet data as of March 31, 2000, are derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, include all material adjustments, consisting only of normal recurring adjustments, necessary to state fairly this unaudited financial information.

   Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles. Basic and diluted pro forma net loss per share in 1999 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the mandatory conversion of the Series A, B, B-1, C preferred stock into common stock upon the consummation of this offering. Basic and diluted pro forma net loss per share for the three months ended March 31, 1999 and 2000 is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects of the mandatory conversion of the Series A, B, B-1, C and D preferred stock into common stock upon the consummation of this offering.

                           Period from
                          August 2, 1996                                      Three months ended
                          (inception) to     Year ended December 31,               March 31,
                           December 31,  ----------------------------------  ----------------------
                               1996         1997        1998        1999        1999        2000
                          -------------- ----------  ----------  ----------  ----------  ----------
                                   (in thousands, except for per share and share data)
Statement of Operations
 Data:
Revenues................    $      --    $       78  $      472  $    1,617  $      233  $      842
Costs and expenses:
 Cost of revenues.......           --            19         215       1,576         172         811
 Product development....           --            50         208         427          55         348
 Sales and marketing....           --            94         351       1,758         126       1,533
 General and
  administrative........            18           75         308       1,270         163         516
 Stock-based
  compensation(1).......            12          --          --           46         --          201
                            ----------   ----------  ----------  ----------  ----------  ----------
    Total costs and
     expenses...........            30          238       1,082       5,077         516       3,409
                            ----------   ----------  ----------  ----------  ----------  ----------
 Operating loss.........           (30)        (160)       (610)     (3,460)       (283)     (2,567)
 Interest income........             1          --           23          25           7          31
 Interest expense --
  related party.........           --           --          (28)        (14)        --          --
                            ----------   ----------  ----------  ----------  ----------  ----------
Net loss................           (29)        (160)       (615)     (3,449)       (276)     (2,536)
Accretion on mandatorily
 redeemable convertible
 preferred stock........           --           --         (244)       (917)       (114)     (1,559)
                            ----------   ----------  ----------  ----------  ----------  ----------
Net loss attributable to
 common stockholders....    $      (29)  $     (160) $     (859) $   (4,366) $     (390) $   (4,095)
                            ==========   ==========  ==========  ==========  ==========  ==========
Basic and diluted net
 loss per share
 attributable to common
 stockholders...........    $   (0.003)  $    (0.02) $    (0.09) $    (0.47) $    (0.04) $    (0.43)
Shares used in computing
 basic and diluted net
 loss per share.........     9,100,000    9,100,000   9,224,000   9,328,000   9,265,000   9,416,000
Basic and diluted pro
 forma net loss per
 share..................                                         $    (0.16)             $    (0.10)
Shares used in computing
 basic and diluted pro
 forma net loss per
 share..................                                         21,615,000              25,950,000
   Cost of revenues.....    $      --           --          --   $       13  $      --   $        6
   Product development..           --           --          --           11         --            4
   Sales and marketing..           --           --          --           14         --           17
   General and
    administrative......            12          --          --            8         --          174
                            ----------   ----------  ----------  ----------  ----------  ----------
                            $       12   $      --   $      --   $       46  $      --   $      201
                            ==========   ==========  ==========  ==========  ==========  ==========

---------------------
(1) Stock-based compensation:

   The following table is a summary of our consolidated balance sheet as of December 31, 1996, 1997, 1998 and 1999 and as of March 31, 2000:

  .  on an actual basis;

  . on a pro forma basis to give effect to the mandatory conversion of all outstanding Series A, B, B-1, C and D preferred stock into common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the mandatory conversion of all the preferred stock and the sale of 4,600,000 shares of common stock offered at the initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses.

                            As of December 31,          As of March 31, 2000
                         -------------------------  ------------------------------
                                                                        Pro forma
                         1996 1997  1998    1999    Actual   Pro forma as adjusted
                         ---- ---- ------  -------  -------  --------- -----------
                                       (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $87  $111 $1,232  $ 3,924  $33,106   $33,106    $87,120
Working capital......... 194    22  1,303    2,577   28,801    28,801     82,815
Total assets............ 217   179  1,778    7,076   38,111    38,111     91,144
Total liabilities.......  18   115    204    1,911    5,322     5,322      5,322
Mandatorily redeemable
 convertible preferred
 stock..................  --    --  2,362   10,207   41,721        --         --
Total shareholders'
 equity (deficit)....... 199    64   (788)  (5,042)  (8,932)   32,789     85,822

                            CORPORATE RESTRUCTURING

Overview

   Under current PRC regulations, foreign companies such as Sohu.com Inc. may not own or operate telecommunications businesses in China, which may include the operation of Internet content provision businesses. Our wholly owned PRC subsidiary, Beijing ITC, does not have a license to provide internet content or information services. As a result, we recently restructured our operations in China. As part of this restructuring, we and Beijing ITC entered into a series of agreements with Beijing Sohu and Beijing Sohu's two shareholders. Beijing Sohu is a PRC company that is 80% owned by Dr. Charles Zhang, our founder, President and Chief Executive Officer, and 20% owned by Ms. Jinmei He, an executive officer of Beijing ITC, both of whom are PRC nationals.

   Under our restructuring and agreements with Beijing Sohu and its two shareholders:

  . Beijing ITC is responsible for all technical matters relating to our www.sohu.com platform, conducts our online advertising, e-commerce applications, directory and search engine and other businesses as described in this prospectus and continues to receive the revenues from these activities.

  . Our content-related operations, including the development, collection, classification, supervision and dissemination of content for our Web site, were transferred to Beijing Sohu, which has received approval from the MII to develop Internet content and information services.

  . Beijing ITC will transfer its ten content related servers, related equipment and up to 25 content editors and supervisors to Beijing Sohu.

  . Beijing Sohu provides and develops content for use by Beijing ITC on our Web site for a monthly fee subject to periodic adjustment as agreed by the parties.

  . Beijing ITC provides relevant consulting and technical services to Beijing Sohu and grants to Beijing Sohu, and will assist Beijing Sohu in obtaining from our company, the necessary domain name, trade name, trademark and copyright licenses to support Beijing Sohu's operations.

  . Beijing ITC or a third party designated by Beijing ITC will have the right, at any time, subject to PRC law (including any restrictions on foreign investment), to purchase the entire ownership interest in Beijing Sohu of the two Beijing Sohu shareholders.

  . We plan to extend a loan for $176,000 to Dr. Charles Zhang and a loan for $43,000 to Ms. Jinmei He, solely for the purpose of helping them fund their additional equity investments in Beijing Sohu as a result of our restructuring. Dr. Zhang and Ms. He have pledged all of their shares in Beijing Sohu to us as security for the loans.

   For more information on these agreements, see "Related Party Transactions".

   In the opinion of our PRC counsel, the ownership structures of Sohu.com Inc., Beijing ITC and Beijing Sohu, both currently and after giving effect to this offering, and the businesses and operations of Sohu, Beijing ITC and Beijing Sohu as described in this prospectus, comply with all existing laws, rules and regulations of the PRC, and no consent, approval or license other than those already obtained is required under any of the existing laws, rules and regulations of the PRC for such ownership structures, businesses and operations or this offering. See "Risk Factors -- PRC Internet laws and regulations are unclear and will likely change in the near future. If we are found to be in violation of current or future PRC laws and regulations, we could be subject to severe penalties" and "PRC Regulatory Matters".

   The following chart illustrates our corporate structure after the corporate restructuring.




                             [RESTRUCTURING CHART]


  (1) Beijing ITC is responsible for the consulting and technical matters relating to the www.sohu.com platform, conducts online advertising, e-commerce applications, directory and search engine and other businesses as described in this prospectus and receives the revenue from these activities.

  (2) Beijing Sohu is responsible for our content-related operations, including the development, collection, classification, supervision and dissemination of content for the Web site, and has received approval from the MII to develop Internet information services.

Pro Forma Effect of Corporate Restructuring

   As a result of the corporate restructuring described above, our financial statements have been affected as follows:

  . Reduce the balance of cash and record a corresponding loan receivable in the amount of $219,000 for funds lent to the shareholders of Beijing Sohu; and

  . Reduce the balance of fixed assets by $89,000 and record a corresponding receivable with respect to the net book value of the computer equipment transferred to Beijing Sohu.

In addition, subsequent to the corporate restructuring, certain content-related operations previously conducted by Beijing ITC will be conducted by Beijing Sohu. For the three months ended March 31, 2000, the cost of conducting these operations was approximately $97,000. If Beijing Sohu had conducted these operations during the three months ended March 31, 2000, the estimated cost would have been approximately $106,000. The incremental cost represents additional tax and overhead costs associated with conducting these operations in a separate PRC legal entity. As Beijing ITC uses the content developed by Beijing Sohu, and as we expect to fund Beijing Sohu's ongoing operations through a monthly fee payable under the cooperation agreement, Beijing ITC will record an expense approximately equal to the entire amount of Beijing Sohu's costs on a monthly basis plus business tax charges.

   The following tables, which are unaudited, show the pro forma effect of our restructuring as if it had occurred on January 1, 1999 for statement of operations purposes and as of March 31, 2000 for balance sheet purposes.

                            Year Ended December 31, 1999        Three Months Ended March 31, 2000
                          ------------------------------------  ------------------------------------
                                       Pro forma                             Pro forma
                            Actual    adjustments   Pro forma     Actual    adjustments   Pro forma
                          ----------  -----------   ----------  ----------  -----------   ----------
                                  (in thousands, except for per share and share data)
Statement of Operation
 Data:
Revenues................  $    1,617      $--       $    1,617  $      842      $--       $      842
Costs and expenses......      (5,077)     (30)(/1/)     (5,107)     (3,409)      (9)(/1/)     (3,418)
Operating loss..........      (3,460)     (30)          (3,490)     (2,567)      (9)          (2,576)
Net loss................      (3,449)     (30)          (3,479)     (2,536)      (9)          (2,545)
Net loss attributable to
 common stockholders....      (4,366)     (30)          (4,396)     (4,095)      (9)          (4,041)
Basic and diluted net
 loss per share
 attributable to common
 stockholders...........  $    (0.47)               $    (0.47) $    (0.43)               $    (0.43)
Shares used in computing
 basic and diluted net
 loss per share.........   9,328,000                 9,328,000   9,416,000                 9,416,000

---------------------
(1) Reflects pro forma increases in costs and expenses for the year ended December 31, 1999 and the three month period ended March 31, 2000. The adjustments include the net effect of: (i) a decrease in our expenses representing the expenses of the content management and development operations formerly incurred by Beijing ITC that were transferred to Beijing Sohu and (ii) an increase in our expenses representing the monthly fee that Beijing ITC pays to Beijing Sohu under the cooperation agreement. The monthly fee is higher than Beijing Sohu's expenses because the fee is designed to reimburse Beijing Sohu for the expenses plus incremental 5% business taxes.

                                                 As of March 31, 2000
                                              -------------------------------
                                                        Pro forma       Pro
                                              Actual   adjustments     forma
                                              -------  -----------    -------
                                                    (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................... $33,106     $(219)(/1/) $32,887
Working capital..............................  28,801      (219)(/2/)  28,582
Fixed assets.................................   2,227       (41)(/3/)   2,186
Total assets.................................  38,111        --        38,111
Total liabilities............................   5,322        --         5,322
Mandatorily redeemable convertible preferred
 stock.......................................  41,721        --        41,721
Total shareholders' equity (deficit).........  (8,932)       --        (8,932)

---------------------
(1) Reflects a pro forma decrease in cash and cash equivalents of $219 as of March 31, 2000 due to the extension of loans to Charles Zhang and Jinme He, the shareholders of Beijing Sohu, to fund their additional investment in Beijing Sohu. The ten year loans will be reflected on our balance sheet as long term receivables, which are reflected in pro forma total assets. Accordingly, this adjustment has no net effect on pro forma total assets.
(2) Reflects a pro forma decrease in working capital of $219 as of March 31, 2000 due to the loans described above of $219. The receivable of $41 from the sale of the fixed assets to Beijing Sohu is recorded in long-term assets and thus does not affect working capital.
(3) Reflects a pro forma decrease in fixed assets of $41 as of March 31, 2000, representing the book value of the servers of Beijing ITC that will be transferred to Beijing Sohu under the restructuring. This amount excludes certain servers acquired by Beijing ITC after March 31, 2000 at a cost of approximately $48 that will also be transferred to Beijing Sohu under the restructuring.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and other financial information appearing elsewhere in this prospectus.

Overview

   Sohu is a leading Internet portal in China in terms of brand recognition, page views and registered users. We were incorporated in August 1996 as Internet Technologies China Incorporated, and for the period from our inception through December 1996, we focused our activities on the development of our Web site while incurring minimal operating expenses. We launched our original Web site, www.itc.com.cn, in January 1997. During 1997, we developed the Sohu online directory and search engine and related technology infrastructure, and also focused on recruiting personnel, raising capital and aggregating content to attract and retain users. In February 1998, we re-launched our Web site under www.sohu.com.cn, and during 1998, we also:

  .  launched our online directory and search engine;

  .  began offering content channels, including news and sports;

  .  improved and upgraded our services;

  .  expanded our production staff; and

  .  increased our marketing activities in order to build the Sohu brand.

   In 1999, we re-named our company Sohu.com Inc., and continued the development of our Web site, as well as our business, sales and marketing activities. In particular, we:

  .  experienced substantial growth in registered users and page views;

  . upgraded our search engine capabilities and launched our e-mail services;

  .  significantly increased our production, marketing and sales staff;

  . expanded our branded content channels, featuring news, sports, business and finance and other topics of interest to Internet users in China; and

  .  began providing e-commerce services on a trial basis.

   Substantially all of our operations are conducted through Sohu ITC Information Technology (Beijing) Co., Ltd., or Beijing ITC, our wholly owned PRC subsidiary, which was incorporated in 1997. Under current PRC regulations, foreign companies such as Sohu.com Inc. may not own or operate telecommunications businesses in China, which may include the operation of Internet content provision businesses. As a result, we recently restructured our operations in the PRC. As part of this restructuring, our content-related operations were transferred to Beijing Sohu Online Network Information Services, Ltd., or Beijing Sohu, a PRC company that is 80% owned by Charles Zhang, our founder, President and Chief Executive Officer, and 20% owned by Jinmei He, an executive officer of Beijing ITC. Beijing Sohu is not a subsidiary of our company. PRC regulations currently restrict us from holding an equity interest in Beijing Sohu. As a result, the assets, liabilities and results of operations of Beijing Sohu will not be consolidated with those of our company. However, as we will continue to provide financial support and assistance to Beijing Sohu, to the extent that losses are incurred by Beijing Sohu in the future we will record those losses in our consolidated financial statements. For a description of the pro forma effects of the restructuring on our consolidated financial statements for the year ended December 31, 1999 and the three months ended March 31, 2000, see "Corporate Restructuring -- Pro Forma Effect of Corporate Restructuring".

Revenues

   We have derived substantially all of our revenues from the sale of advertisements on our portal. Advertising revenues are derived principally from:

  . advertising arrangements under which we receive fixed fees for banners placed on our Web sites for specified periods of time and with a guaranteed number of impressions;

  . sponsorship arrangements which allow advertisers to sponsor an area on our Web site in exchange for a fixed payment; such arrangements may also guarantee a number of impressions over a specified period of time; and

  . design, coordination and production of advertising campaigns to be placed on our portal.

   Rates for banner advertising depend on:

  .  term of the contract;

  .  whether the impressions are for general audiences or targeted audiences;

  .  where the banner advertisements are placed within our portal; and

  .  the number of guaranteed impressions or other performance obligations.

   Sponsorship arrangements generally have higher advertising rates than banner advertising, because sponsorship arrangements typically provide advertisers with the right to specify the content to be included, and may also provide the exclusive right to advertise in a specific, designated location on our Web site for a specified period of time. Sponsorship arrangements also may have longer terms and other performance obligations. These performance obligations relate to the design, integration and co-ordination of content and links in the content channels on our Web site. Sponsorship contracts do not generally include an allocation of the contract value among specific services provided, and we have not made any such allocation for the purpose of revenue recognition. Revenue from short-term (i.e., less than 90 days) sponsorship contracts is recognized once the related services have been performed and the channel and related links have been placed on our Web site. Revenue from long-term (i.e., more than 90 days) sponsorship contracts is recognized ratably over the term of the sponsorship agreement.

   Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations remain at the end of the period and collection of the resulting receivable is probable. To the extent minimum guaranteed impression levels or other performance obligations are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved or the remaining performance obligations are met.

   Under some of our content arrangements, we have agreed to pay royalties to content providers based on a percentage of the advertising revenues derived from advertisements placed on our channels. Under some of the other content arrangements, we pay fixed fees for content provided over a specified period of time, generally ranging from three to 24 months. Where content agreements provide for royalties, those royalty rates generally range from 15% to 50% of the related revenues. In 1999, 6.6% of our revenues were subject to such royalty agreements with content providers, with royalties in the amount of $24,000 being paid to content providers. In the first quarter of 2000, approximately 4% of our revenues were subject to such royalty arrangements, with $2,000 in royalties being paid to content providers. We have recorded the entire amount of revenues subject to fixed fee and royalty arrangements in our consolidated revenues and the fees and royalties due to our content providers in our cost of revenues.

   To date, we have not recorded any revenues from barter transactions.

   In 1999, the duration of our advertising contracts ranged from 2 days to 365 days, with an average duration of 45 days, compared to an average duration of 107 days in 1998. In the first quarter of 2000, the duration ranged from 2 days to 268 days, with an average of 56 days. In addition, in 1999, we charged an average price of $18 per 1,000 guaranteed impressions, compared to an average price of $13 in 1998. The average price in the first quarter of 2000 was $20 per 1,000 guaranteed impressions. We believe that our online advertising rates are currently set at general market levels.

   To date, we have not recorded any e-commerce revenues, but have engaged in pilot trials of e-commerce activities.

Costs and Expenses

   Our cost of revenues is made up of Internet access and bandwidth leasing charges, royalty payments, content fees, Web site maintenance costs, amortization of purchased technology, depreciation of computer equipment and other production costs. We intend to continue increasing our number of content suppliers. Some content providers have recently increased the fees they charge for their content. This trend could increase our expenses and could adversely affect our ability to obtain quality content at an economically acceptable cost.

   Product development expenses include compensation and related expenses for personnel engaged in the enhancement of our Web site and online directory, amortization of software licenses and other third party technology expenses and compensation and related costs of employees in the business development department. Costs incurred in the enhancement of our Web site and the classification and organization of listings within our portal and enhancements to existing products are charged to product development expense as incurred. Material software development costs incurred during the application development stage, including the costs related to the development of our Web site, are capitalized as other assets and are amortized over three years.

   Sales and marketing expenses primarily consist of advertising and promotion on television, online and in print; promotional materials and sponsorship of special events; and compensation, benefits and sales commissions to our direct sales force. Our sales and marketing costs are expected to increase in the future as we enhance our selling and marketing efforts and as we shift toward a commission-based compensation system for our direct sales force. In particular, the largest component of our sales and marketing expenses is marketing costs for new user acquisition, which is closely tied to our user growth.

   General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, depreciation of office equipment and other office expenses. We intend to expand our Guangzhou and Shanghai offices to conduct sales and marketing, and to assist Beijing Sohu in developing content partner relationships. This may result in our hiring of additional staff and purchasing of additional office equipment and computer and networking equipment, all of which will increase our general and administrative expenses.

   In 1999, we recorded deferred stock-based compensation of approximately $67,000. In general, deferred stock-based compensation is recognized based on the difference, if any, between the estimated fair value of our common stock and the amount an employee must pay to acquire the stock, as determined on the date the option is granted. The difference is initially recorded as a reduction of shareholders' equity and then amortized and charged to expense on an accelerated basis over the vesting period of the applicable options, which is typically four years or less. Of the total stock-based compensation amount, $46,000 was amortized and charged to expense in 1999.

   In January 2000, we granted options for the purchase of 330,200 shares of common stock to certain of our employees and a director at an exercise price of $5.77. In connection with these option grants, we recorded deferred stock compensation of approximately $1.9 million which is being amortized and charged to expense on an accelerated basis over the vesting period of the applicable options. The options granted generally vest over periods ranging from one to four years beginning with the first quarter subsequent to the date of grant of the options. Compensation expense associated with this grant and recognized during the three months ended March 31, 2000 totaled $201,000.

   Based on options issued and outstanding as of May 31, 2000, we currently expect to amortize and charge to expense the following amounts of stock-based compensation:

  .  2000 - $990,000;

  .  2001 - $530,000;

  .  2002 - $260,000;

  .  2003 - $114,000; and

  .  2004 - $  6,000.

   At March 31, 2000, we had incurred approximately $981,000 of transaction expenses relating to this offering, which are being deferred and included as other assets. Upon the consummation of this offering, these costs will be offset against the proceeds of this offering in additional paid-in-capital.

Accretion of Mandatorily Redeemable Convertible Preferred Stock

   After March 5, 2003, holders of our Series B and B-1 preferred stock may request that our company redeem all of their shares at a price of $0.796 per share plus any declared but unpaid dividends. After September 9, 2004, holders of our Series C preferred stock may request that our company redeem all of their shares at a price of $3.617 per share plus any declared but unpaid dividends. After January 25, 2005, holders of our Series D preferred stock may request that our company redeem all of their shares at a price of $29.674 per share plus any declared but unpaid dividends. Accordingly, the Series B, B-1, C and D preferred stock are being accreted to its estimated redemption value through periodic charges to retained earnings. For 1999, charges with respect to the Series B and B-1 preferred stock totaled $467,000, while charges with respect to the Series C preferred stock totaled $450,000. For the three months ended March 31, 2000, charges with respect to the Series B and B-1 preferred stock totaled $116,000 and charges with respect to the Series C preferred stock totaled $345,000, while charges with respect to the Series D preferred stock totaled $1,098,000. These charges are also reflected in our statement of operations as accretion on mandatorily redeemable convertible preferred stock.

   Since all of the outstanding shares of preferred stock will be mandatorily converted into shares of common stock upon the consummation of this offering, we do not expect to incur additional accretion of mandatorily redeemable convertible preferred stock after the consummation of this offering.

Limited Operating History

   We have incurred significant net losses and negative cash flows from operations since our inception. At March 31, 2000, we had an accumulated deficit of $9.5 million. These losses have been funded primarily through the issuance of preferred stock. We have not achieved profitability, and expect to continue to incur net losses in 2000 and subsequent fiscal periods. We intend to invest heavily in marketing and brand development, content enhancements and technology and infrastructure development, which would result in substantial net losses and negative cash flows for the foreseeable future. Moreover, the amount of these losses is expected to increase from current levels. Even if we do achieve profitability, we may be unable to sustain or increase profitability in the future.

   We have a limited operating history for you to use as a basis for evaluating our business. You must consider the risks and difficulties frequently encountered by early stage companies like us in new and rapidly evolving markets, including the Internet advertising market in the PRC.

Dependence on a Limited Number of Advertisers

   In the first quarter of 2000, two of our advertisers, Nokia Corporation and Alibaba.com, each accounted for over 8% of our revenues, and our five largest advertisers accounted for more than 34% of our revenues and 40% of our accounts receivable. In 1999, two of our advertisers, Intel Corporation, which is one of our shareholders, and Nokia Corporation, each accounted for more than 10% of our revenues, and our five largest advertisers accounted for approximately 34% of our revenues and 43% of our accounts receivable. In 1998, two advertisers each accounted for greater than 10% of our revenues, and our five largest advertisers accounted for 71% of our revenues and 93% of our accounts receivable. In 1997, two advertisers each accounted for greater than 10% of our revenues, and our five largest advertisers accounted for 65% of our revenues and 91% of our accounts receivable.

   During January 2000, we entered into multi-year advertising agreements with an affiliate of Pacific Century Cyberworks Limited, an affiliate of Legend Holdings Limited and Hikari Tsushin, Inc. We expect to derive a significant portion of our revenues over the next three years from these agreements. The loss of any of these agreements or any of our significant advertisers, or a decrease in the volume of advertising by any of the advertisers, would have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors -- The loss of one of our top advertisers would reduce our advertising revenues and materially and adversely affect our business".

Results of Operations

 Comparison of the Three-Month Periods ended March 31, 2000 and March 31, 1999

 Revenues

   Our revenues increased to $842,000 for the three months ended March 31, 2000 compared to $233,000 for the same period in 1999. This increase was primarily due to a significant increase in advertising revenue, which was in turn a result of a significant increase in our marketing and sales promotional activities during this period. Approximately 79% of our revenues in the three months ended March 31, 2000 was attributable to new customer sales, and approximately 21% was attributable to sales to customers existing in the three months ended March 31, 1999. We did not record any e-commerce revenues during these periods.

 Cost and Expenses

   Cost of Revenues. Our cost of revenues increased to $811,000 for the three months ended March 31, 2000 compared to $172,000 for the same period in 1999. This increase was principally the result of an increase of $410,000 in bandwidth leasing charges due to our leasing of additional bandwidth from the Beijing Telecom Administration and an increase of $139,000 in personnel costs due to a significant expansion of the services provided on our Web site. Bandwidth leasing charges and personnel costs constituted approximately 52% and 30%, respectively, of our cost of revenues during this period.

   Product Development Expenses. Our product development expenses increased to $348,000 for the three months ended March 31, 2000 compared to $55,000 for the same period in 1999. This increase was mainly a result of an increase of $130,000 in compensation and related expenses for personnel engaged in the enhancement of our Web site and the establishment of our business development department in the latter part of 1999. Personnel costs constituted approximately 49% of our product development expenses during this period.

   Sales and Marketing Expenses. Our sales and marketing expenses increased to $1,533,000 for the three months ended March 31, 2000 compared to $126,000 for the same period in 1999. This increase was primarily due to an increase in costs of $652,000 in our cost of advertising activities and an increase of $488,000 for special promotional events, such as our two-year anniversary concert in February 2000. Advertising expenses constituted approximately 42% of our sales and marketing expenses during this period.

   General and Administrative Expenses. Our general and administrative expenses increased to $516,000 for the three months ended March 31, 2000 compared to $163,000 for the same period in 1999. This increase was principally a result of an increase of $148,000 in personnel costs due to the hiring of additional administrative personnel and an increase of $53,000 in professional fees. Personnel costs and professional fees constituted approximately 36% and 18%, respectively, of our general and administrative expenses during this period.

   Stock-Based Compensation Expenses. Our stock-based compensation expenses were $201,000 for the three months ended March 31, 2000. This amount represents the amortization during this period of our deferred stock-based compensation relating to stock options granted in 1999 and 2000. We did not incur stock-based compensation expenses during the same period in 1999.

 Operating Loss

   As a result of the foregoing, we had an operating loss of $2,567,000 for the three months ended March 31, 2000 compared to an operating loss of $283,000 for the same period in 1999.

 Interest Income

   Interest income increased to $31,000 for the three months ended March 31, 2000 compared to $7,000 for the same period in 1999. This increase was primarily due to increased cash balances held at bank accounts or invested in short-term instruments or certificates of deposit.

 Net Loss, Accretion on Mandatorily Redeemable Convertible Preferred Stock, Income Tax and Net Loss Attributable to Common Stockholders

   As a result of the foregoing, our net loss increased to $2,536,000 for the three months ended March 31, 2000 compared to $276,000 for the same period in 1999. Accretion on mandatorily redeemable convertible preferred stock was $1,559,000 for the three months ended March 31, 2000 compared to $114,000 for the same period in 1999. As we have incurred losses since inception, no provision for income taxes has been made. Net loss attributable to common stockholders was $4,095,000 for the three months ended March 31, 2000 compared to $390,000 for the same period in 1999.

 Comparison of the Years 1999 and 1998

 Revenues

   Our revenues increased to $1,617,000 in 1999 compared to $472,000 in 1998. This was primarily due to an increase in the number of advertising contracts and in the average dollar amount of the contracts. We did not record any e-commerce revenues during these periods. Approximately 60% of our revenues in 1999 was attributable to new customer sales and approximately 40% was attributable to sales to customers existing in the prior year. Approximately 69% of our revenues in 1998 was attributable to new customer sales and approximately 31% were attributable to sales to existing customers.

 Costs and Expenses

   Cost of Revenues. Our cost of revenues increased to $1,576,000 in 1999 compared to $215,000 in 1998. This was principally a result of a significant increase of $481,000 due to the hiring of additional personnel and related personnel costs, as well as an increase of $515,000 in Internet access and bandwidth leasing charges due to our leasing of additional bandwidth from the Beijing Telecom Administration. This increase was also due to an increase of $100,000 in hardware and software amortization costs and an increase of $55,000 in royalty and fixed fee payments to content providers. Most of these costs are fixed costs. Personnel costs, Internet bandwidth and leasing charges, hardware and software amortization costs and payments to content providers constituted approximately 38%, 33%, 7% and 7%, respectively, of our cost of revenues in 1999.

   Product Development Expenses. Our product development expenses increased to $427,000 in 1999 compared to $208,000 in 1998. This increase was largely a result of an increase of $124,000 due to the increase in the number of personnel and related personnel costs, as well as the costs incurred during the preliminary project stage of new product development projects, such as the development of our branded content channels and the upgrading of our Chinese key word search software and e-mail service. In addition, we established a business development department in 1999. Personnel costs constituted approximately 61% of our product development expenses in 1999.

   Sales and Marketing Expenses. Our sales and marketing expenses increased to $1,758,000 in 1999 compared to $351,000 in 1998. This increase was primarily due to an increase of $1,043,000 related to the launch of our new advertising campaign, including print, radio and billboard advertising, as well as an increase of $199,000 in personnel costs associated with the expansion of our sales and marketing staff to 30 persons in 1999 from 15 persons in 1998. Prior to 1999, we did not incur any advertising costs. Advertising expenses constituted approximately 59% of our sales and marketing expenses in 1999.

   General and Administrative Expenses. Our general and administrative expenses increased to $1,270,000 in 1999 compared to $308,000 in 1998. This increase was mainly caused by an increase of $176,000 related to the hiring of additional administrative personnel, increased professional service fees of $425,000 and costs associated with the opening of our Guangzhou office. In addition, we recognized $60,000 in expenses associated with services provided by affiliates of one of our shareholders in 1999. Personnel costs and professional service fees constituted approximately 20% and 41% of our general and administrative expenses in 1999.

   Stock-Based Compensation Expenses. Our stock-based compensation expenses were $46,000 in 1999. This amount represents the amortization during this period of our deferred stock-based compensation relating to stock options granted in 1999. We did not incur stock-based compensation expenses in 1998.

 Operating Loss

   As a result of the foregoing, we had an operating loss of $3,460,000 in 1999 compared to $610,000 in 1998.

 Interest Income

   Interest income increased to $25,000 in 1999 compared to $23,000 in 1998. This increase was primarily due to increased cash balances held at bank accounts or invested in short-term instruments or certificates of deposit.

 Net Loss, Accretion on Mandatorily Redeemable Convertible Preferred Stock, Income Tax and Net Loss Attributable to Common Stockholders

   As a result of the foregoing, our net loss increased to $3,449,000 in 1999 compared to $615,000 in 1998. Accretion on mandatorily redeemable convertible preferred stock was $917,000 in 1999 compared to $244,000 in 1998. As we have incurred losses since inception, no provision for income taxes has been made. Net loss attributable to common stockholders was $4,366,000 in 1999 compared to $859,000 in 1998.

 Comparison of the Years 1998 and 1997

 Revenues

   Our revenues increased to $472,000 in 1998 compared to $78,000 in 1997. This increase was primarily due to an increase in the number of advertising contracts and in the average size of the contracts, including a sponsorship arrangement with Intel for a fixed fee of $150,000. Approximately 69% of our revenues in 1998 were attributable to new customer sales and approximately 31% were attributable to sales to customers existing in the prior year. Substantially all of our revenues in 1997 were attributable to new customer sales.

 Costs and Expenses

   Cost of Revenues. Our cost of revenues increased to $215,000 in 1998 compared to $19,000 in 1997. This increase was primarily due to the launching of our online directory and search engine and improvements to our infrastructure, which resulted in significantly higher expenditures related to Internet access and bandwidth leasing, personnel and other production costs. Personnel costs increased by $99,000 and constituted approximately 52% of our cost of revenues in 1998.

   Product Development Expenses. Our product development expenses increased to $208,000 in 1998 compared to $50,000 in 1997. This increase was largely due to an increase of $109,000 in personnel costs related to the increase of our product development team from six persons in 1997 to 23 persons in 1998. During 1998, we also launched our online directory and search engine and continued to make enhancements to our Web site. Personnel costs constituted approximately 66% of our product development expenses in 1998.

   Sales and Marketing Expenses. Our sales and marketing expenses increased to $351,000 in 1998 compared to $94,000 in 1997. This increase was primarily due to an increase of $137,000 resulting from higher sales and marketing personnel costs and related expenses. These costs and expenses constituted approximately 80% of our sales and marketing expenses in 1998.

   General and Administrative Expenses. Our general and administrative expenses increased to $308,000 in 1998 compared to $75,000 in 1997. This increase was mainly a result of an increase in personnel costs of $54,000 due to the hiring of additional personnel, increased professional service fees of $77,000 and costs associated with the opening of our Shanghai office. Personnel costs and professional service fees constituted approximately 26% and 31% of our general and administrative expenses in 1998.

   Stock-Based Compensation Expenses. We did not have any stock-based compensation expenses in 1998 and 1997.

 Operating Loss

   As a result of the foregoing, we had an operating loss of $610,000 in 1998 compared to $160,000 in 1997.

 Interest Income

   We had interest income of $23,000 in 1998, mainly as a result of cash balances held in interest bearing accounts or invested in short-term instruments or certificates of deposit. We did not have any interest income in 1997, as all of our cash balances were held in non-interest bearing accounts.

 Net Loss, Accretion on Mandatorily Redeemable Convertible Preferred Stock, Income Tax and Net Loss Attributable to Common Stockholders.

   As a result of the foregoing, our net loss increased to $615,000 in 1998 compared to $160,000 in 1997. Accretion on mandatorily redeemable convertible preferred stock was $244,000 in 1998. No mandatorily redeemable convertible preferred stock was issued in 1997. As we have incurred losses since inception, no provision for income taxes has been made. Net loss attributable to common stockholders was $859,000 in 1998 compared to $160,000 in 1997.

 Quarterly Results of Operations

   The following table sets forth, for the periods presented, our unaudited quarterly results of operations for the eight fiscal quarters ended March 31, 2000. The data have been derived from our unaudited consolidated financial statements, and in our management's opinion, they have been prepared on substantially the same basis as the annual financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial results for the periods presented. This information should be read in conjunction with the annual financial statements included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                      Three months ended
                          ----------------------------------------------------------------------------
                          June 30, September December March 31, June 30, September December  March 31,
                            1998   30, 1998  31, 1998   1999      1999   30, 1999  31, 1999    2000
                          -------- --------- -------- --------- -------- --------- --------  ---------
                                                        (in thousands)
                                                          (unaudited)
Revenues................   $  75     $  62    $ 309     $ 233    $ 434    $   401  $   549    $   842
Costs and expenses:
 Cost of revenues(1)....      25        41      129       172      272        494      638        811
 Product
  development(1)........      39        58       82        55       84        116      172        348
 Sales and
  marketing(1)..........      45        85      185       126      163        465    1,004      1,533
 General and
  administrative(1).....      48        96      125       163      250        377      480        516
 Stock-based
  compensation..........     --        --       --        --        36          6        4        201
                           -----     -----    -----     -----    -----    -------  -------    -------
   Total costs and
    expenses............     157       280      521       516      805      1,458    2,298      3,409
                           -----     -----    -----     -----    -----    -------  -------    -------
Operating loss..........     (82)     (218)    (212)     (283)    (371)    (1,057)  (1,749)    (2,567)
Interest income.........       2         6       15         7        5          6        7         31
Interest expense --
 related party..........      (3)      --       --        --       --         (14)     --         --
                           -----     -----    -----     -----    -----    -------  -------    -------
Net loss................     (83)     (212)    (197)     (276)    (366)    (1,065)  (1,742)    (2,536)
Accretion on mandatorily
 redeemable preferred
 stock..................     (32)      (87)    (114)     (114)    (114)      (118)    (571)    (1,559)
                           -----     -----    -----     -----    -----    -------  -------    -------
Net loss attributable to
 common stockholders....   $(115)    $(299)   $(311)    $(390)   $(480)   $(1,183) $(2,313)   $(4,095)
                           =====     =====    =====     =====    =====    =======  =======    =======

--------------------
(1) Excluding stock-based compensation. See our consolidated financial statements.

Liquidity and Capital Resources

   To date, we have primarily financed our operations through the sale of our preferred stock, a one-time extension of an interim loan from one of our shareholders, which was converted into shares of our Series C preferred stock as part of our Series C preferred stock financing in October of 1999, and a short-term bank loan extended in March 2000. As of March 31, 2000, we had approximately $33,106,000 in cash and cash equivalents.

   Net cash used in operating activities was $2,351,000 for the three months ended March 31, 2000 compared to $341,000 for the same period in 1999. Net cash used in operating activities was $1,720,000 in 1999 compared to $678,000 in 1998. To date, we have experienced significant negative cash flows from operating activities. Costs associated with increases in personnel and increased sales and marketing initiatives contributed to our negative cash flow position.

   Net cash used in investing activities was $1,325,000 for the three months ended March 31, 2000 compared to $66,000 for the same period in 1999. Net cash used in investing activities was $2,521,000 in 1999 compared to $227,000 in 1998. Net cash used in investing activities during these periods primarily resulted from the purchase of fixed assets and computer software from third party vendors.

   Net cash provided by financing activities was $32,858,000 for the three months ended March 31, 2000 compared to $0 for the same period in 1999. Net cash provided by financing activities was $6,933,000 in 1999 compared to $2,026,000 in 1998. Net cash provided by financing activities for the three months ended March 31, 2000 primarily consisted of the issuance of our Series D preferred stock for $30.0 million and a short-term bank loan for $2,899,000 which has been subsequently repaid. Net cash provided by financing activities during 1999 primarily consisted of the interim loan of $1.5 million from one of our shareholders and the issuance of our Series C preferred stock for $5.4 million.

   Net cash used in operating activities was $678,000 in 1998 compared to $101,000 in 1997. Significant uses of cash in operations that contributed to our negative cash flow position in 1998 include costs associated with our marketing initiatives, technology development and increased staffing in our content aggregation and business operations.

   Net cash used in investing activities was $227,000 in 1998 compared to $30,000 in 1997. Net cash used in investing activities during these periods related to the purchase of fixed assets.

   Net cash provided by financing activities was $2,026,000 in 1998 compared to $155,000 in 1997. The 1997 amounts represented loans and investments from our founders. In 1998, net cash provided by financing activities primarily consisted of proceeds from the sale of Series B preferred stock.

   Our principal commitments consist of obligations outstanding under lease contracts for our office space in Beijing. We made capital expenditures of approximately $0.9 million in 1999, and expect to make capital expenditures totaling approximately $4.0 million for 2000 and $13.0 million for 2001. The capital expenditures in 1999 principally consisted of purchases of, or investments in, our network infrastructure. We expect our capital expenditures in 2000 and 2001 to primarily consist of purchases of additional servers, computer software and workstations. In addition, we expect that our capital expenditures will increase significantly in the future as we make technological improvements to our network infrastructure and enter into strategic joint ventures or acquisitions. We also intend to upgrade our financial and accounting systems and infrastructure. In addition to capital expenditures, we have substantial future cash needs for our planned substantial future increases in expenses, including sales, marketing, promotional and work force expenses and bandwidth leasing charges.

   Our net accounts receivable balance increased significantly from $401,000 at December 31, 1999 to $776,000 at March 31, 2000. The number of days sales outstanding in accounts receivable also increased from an average of 53 days during 1999 to 63 days during the first quarter of 2000. These increases were primarily due to the fact that our resources devoted to accounts receivable collection did not keep pace with our revenue growth. During March and April 2000, we have: (1) increased staff dedicated to billing and collections; (2) tied our sales staff's commissions to accounts receivable collections; and (3) in some cases, required prepayments for our advertising contracts.

   We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Holding Company Structure

   We are a holding company with no operations other than our ownership of Beijing ITC, our wholly-owned subsidiary in the PRC that, together with Beijing Sohu, owns and conducts our entire Internet business. As a result, we rely on dividends and other distributions paid by Beijing ITC, including the funds necessary to service any debt we may incur. If Beijing ITC incurs debt on its own behalf in the future, the instruments governing the debt may restrict Beijing ITC's ability to pay dividends or make other distributions to us. In addition, PRC legal restrictions permit payment of dividends to us by Beijing ITC only out of U.S. Beijing ITC's net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law Beijing ITC is also required to set aside a portion of its net income, if any, each year to fund certain reserve funds. These reserves are not distributable as cash dividends. See note 5 to our consolidated financial statements included in this prospectus.

Taxation

   Sohu is subject to income taxes in the United States while our PRC operating subsidiary, Beijing ITC, is subject to income tax in the PRC.

   Beijing ITC is subject to the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local tax laws. Under these tax laws, Beijing ITC is subject to income tax at a statutory rate of 33% (30% state income taxes plus 3% local income taxes) on PRC taxable income. Although Beijing ITC's income is generally not taxable in the United States, dividends distributed from Beijing ITC to our company are subject to income tax in the United States. Under the applicable PRC tax laws, these dividends are exempt from withholding tax in China. Subject to certain limitations, the income taxes paid by Beijing ITC on its earnings are creditable against Sohu's tax liabilities in the United States.

   Sohu and Beijing ITC have not paid any income taxes because we have incurred losses since inception. As of December 31, 1999, we had a net operating loss for U.S. federal income tax purposes of $689,000 and a net operating loss for PRC income tax purposes of $2,915,000 available to offset future U.S. federal and PRC income tax liabilities, respectively. The net operating loss for U.S. federal income tax purposes will expire from 2012 to 2020, while the net operating loss for PRC income tax purposes will expire from 2002 to 2004. We have provided a full valuation allowance against deferred tax assets relating to these net operating losses due to the uncertainty surrounding their realization.

China contribution plan and profit appropriation

   Beijing ITC participates in a government-mandated, multi-employer defined contribution plan, through which employees receive retirement, medical and other welfare benefits. PRC labor regulations stipulate that

Beijing ITC must pay a monthly contribution to the local labor bureau. The monthly contribution rate is based on the monthly basic compensation amount of qualified employees. Beijing ITC has no further commitments beyond its monthly contribution, and the relevant local labor bureau is responsible for meeting all retirement benefit obligations.

   Under applicable PRC laws, Beijing ITC is required to make appropriations from after-tax profit to non-distributable reserve funds which are determined by its board of directors. These reserve funds must include a general reserve, an enterprise expansion fund and a staff bonus and welfare fund. Ten percent of after-tax profit (as determined under PRC GAAP) must be put in the general reserve fund per annum, while the other fund appropriations are at Sohu's discretion. Since Beijing ITC is in a loss position, no appropriations have been made.

Foreign Currency Exchange Losses

   While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and a significant portion of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. Dollars and Renminbi. If the Renminbi depreciates against the U.S. Dollar, the value of our Renminbi revenues and assets as expressed in our U.S. Dollar financial statements will decline. We do not hold any derivative or other financial instruments that expose us to substantial market risk. See "Risk Factors -- We may suffer currency exchange losses if the Renminbi depreciates relative to the U.S. Dollar". See note 3 to our consolidated financial statements included in this prospectus.

   The Renminbi is currently freely convertible under the "current account", which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account", which includes foreign direct investment. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations which may have a negative impact on our financial condition and results of operations.

Recent Accounting Pronouncement

   In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No.133, which is effective, as amended, for all quarters in fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. As we do not currently engage in derivative or hedging activities, we do not expect the adoption of this standard to have a significant impact on our consolidated financial statements.

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

                                    BUSINESS

Overview

   We are a leading Internet portal in China in terms of brand recognition, page views and registered users. As of June 24, 2000, we averaged in excess of
16.3 million page views per day during June 2000. Our mission is to make Sohu an indispensable part of the daily life of every person in China.

   Our portal consists of sophisticated Chinese language Web navigational and search capabilities, 12 main content channels, Web-based communications and community services and a platform for e-commerce services. As of May 31, 2000 our online directory contained over 270,000 Chinese language Web listings, each reviewed and classified by our editorial staff. In addition, we have contractural content relationships with over 85 Chinese language media and information providers. Each of our interest-specific main channels contains multi-level sub-channels that cover a comprehensive range of topics, including news, business, entertainment, sports and career. We also promote user affinity to Sohu by providing free Chinese language e-mail, online bulletin boards, chat rooms and instant messaging. All of our products and services are designed to meet the specific interests and needs of Internet users in China.

   We are a pioneer of the Internet industry in China, having introduced the first Chinese language online directory and search engine. We have exclusively targeted the Internet market in China since our inception. Our Web site is tailored to the particular thinking and viewing habits of Internet users in China. According to a survey conducted in December 1999 by Hui Cong Research, one of the largest information technology market research firms in the PRC, Sohu was the most favored Chinese language Web site among PRC Internet users. In addition, according to studies commissioned by our company and conducted by The Gallup Organization in February and April 2000 in three of the largest cities in the PRC (Beijing, Shanghai and Guangzhou), Sohu had the highest overall level of unaided Web site awareness among Internet users.

   As a leading Internet portal in China, we are well positioned to capitalize on the emergence of the Web as a new advertising medium and commerce platform in China. We believe that by providing a well tuned and highly relevant navigational context and comprehensive range of China-specific content, we provide advertisers and merchants with targeted access to an audience with highly desirable demographic profiles. To expand our user and revenue base, we began offering free Web-based e-mail in July 1999 and, as of June 24, 2000, we had over 3.1 million registered e-mail users. We offer a universal registration system, whereby a user that has registered for our e-mail service is automatically registered for our chat, bulletin board, instant messaging and other services. We have attracted several strategic investors, including Dow Jones & Company, Inc., Intel Corporation, an affiliate of Pacific Century Cyberworks Limited, an affiliate of Legend Holdings Limited and Hikari Tsushin, Inc.

Industry Background

   The Internet has developed into a significant global mass medium that allows millions of people worldwide to find information, interact with others and conduct business electronically. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from approximately 196.1 million at the end of 1999 to approximately 502.4 million by the end of 2003. The rapidly growing number of users and the ability of corporations to effectively target them has led to online advertising and e-commerce opportunities. According to Forrester Research, the dollar value of Internet advertising worldwide is expected to increase from approximately $3.3 billion in 1999 to approximately $24.1 billion in 2003. In addition, IDC is also projecting an increase in e-commerce transactions on the Internet from $111.4 billion in 1999 to approximately $1,317 billion in 2003.

 The Growth of the Internet in China

   Internet use in China has grown rapidly in recent years and is expected to significantly outpace growth in worldwide Internet use over the next several years. According to IDC, between January 1, 1999 and

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

December 31, 1999, the number of PRC Internet users increased from approximately 2.4 million to approximately 3.8 million. In addition, IDC projects the number of Internet users in China will grow to approximately 25.2 million in 2003.

   Increased competition among telecommunications providers and increased infrastructure spending have accelerated network infrastructure improvements. Together with significant decreases in charges for telephone installation and usage and Internet access, these factors have contributed, and are expected to continue to contribute, to the growth of Internet use in China. Furthermore, personal computer penetration in urban centers in China has increased rapidly, and we expect this penetration rate to continue to increase as prices of personal computers decline. In addition, the potential for Internet access through alternative devices, such as television set-top boxes and wireless telephones, as well as the development of broadband Internet access services, may further accelerate the growth of the number of Internet users in China. According to the PRC National Bureau of Statistics, as of December 31, 1998, there were approximately 330 million households, of which 90% owned televisions, and, according to the Ministry of Information Industry, approximately 40 million cellular telephone users in China.

   As Internet use becomes more pervasive in China, and as the PRC online population continues to develop and expand, the opportunities for online advertising and commerce will also expand. Although China's per capita GDP is relatively low, there is a large and growing segment of the population that is well educated and relatively affluent and has demonstrated a willingness to embrace new technologies. For example, according to statistics published by the PRC National Bureau of Statistics and estimates prepared by the MII, the number of cellular subscribers in China grew from approximately 1.6 million subscribers in 1994 to approximately 40 million subscribers in 1999.

   Zenith Media estimates that advertising expenditures for television, newspapers, magazines, TV, radio and other traditional media in China totaled over $4.1 billion in 1999. In addition, Forrester Research estimates that the aggregate online advertising market in China in 1999 was only $8.0 million. As the number of Internet users increases, we believe that online advertising will capture an increasing percentage of the overall PRC advertising market. Zenith Media has estimated that in 2002 China's overall advertising market will total $6.1 billion, while Forrester Research has estimated that China's online advertising market will total $100.0 million in 2002 and $440.0 million in 2004. Similarly, the volume of e-commerce transactions in China is expected to increase significantly as the online population expands. According to IDC, total e-commerce revenue in China is expected to grow from approximately $43.0 million in 1999 to approximately $11.7 billion in 2004.

   The projected amounts set forth above have been derived from or copied from market research reports. You should note that there can be no assurance any of these projected amounts will be achieved.

 Unique Challenges and Demands of China's Internet Market

   We believe that China's Internet market faces the following unique challenges and demands:

  . Demand for Chinese directories and local content tailored for Internet users in China. PRC Internet users demand content and services that are distinct from those offered in the overseas Chinese language Internet markets, such as Hong Kong, Taiwan and the North American Chinese communities. China uses a simplified version of the Chinese characters while the overseas Chinese-speaking population typically uses the traditional characters. The distinct cultural and historical background of China's Internet users also translates into viewing and thinking habits that are distinct from those in other markets. This requires not only that online directories and content contain different information, but that such information be uniquely structured to best reflect such viewing and thinking habits in order to provide users with the most user-friendly online experience.

  . Chinese language is not key word search-friendly. Key word searches in Chinese are more complicated than searches in English and require specially designed software. In particular, sentences

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

     in Chinese are made up of phrases, equivalent to words in English, that consist of one to several characters. Unlike in English where words in a sentence are separated by spaces, Chinese phrases with varying numbers of characters are not separated out in a sentence. Therefore, Chinese text must be indexed to separate out the phrases before they can be subjected to key word/phrase searches. In addition, a Chinese phrase generally has more synonyms or closely associated phrases than the equivalent English word, which makes it crucial to develop a comprehensive database of synonyms and closely associated phrases for an effective Chinese key word search function. The fact that each character in Chinese requires twice the number of bytes needed for a letter in English may also create additional software complications.

  . Limited Bandwidth Resources. The telecommunications infrastructure in China remains underdeveloped. In particular, bandwidth remains relatively expensive and scarce, posing significant challenges to Web sites that encounter heavy and fluctuating traffic. In addition, the services provided by network backbone operators and server hosting facilities are still relatively poor. Moreover, most users in China currently access the Web through low-speed dial-up modems. As a result, Internet companies offering content and services in China must design their operations within the confines of these technological constraints and execute their business strategies accordingly.

  . Underdeveloped product distribution networks and payment systems hinder the growth of e-commerce. The most important factor affecting the development of e-commerce in China is the availability of efficient product distribution channels that provide timely and satisfactory fulfillment of purchase orders. As China currently does not have a reliable nationwide product distribution network, the fulfillment of goods purchased over the Internet will continue to be a factor constraining the growth of e-commerce. Furthermore, an additional barrier to the development of e-commerce is the lack of reliable payment systems. In particular, the use of credit cards or another viable means of electronic payment in sales transactions in China is not as well developed as some other countries, such as the United States.

  . The business and regulatory environment in China is often uncertain and difficult to understand and navigate. The business and regulatory environment in China remains poorly understood by most businesses outside China. China has only recently transformed itself from a predominantly socialist economy to a market-oriented economy, and many industries are still monopolized by state-owned companies. Business relationships are often defined by past practices and mutual understandings as opposed to precise contractual provisions. As a result, foreign companies, including overseas Chinese companies, often find China's business environment frustrating. In addition, the regulatory environment for the Internet in China and for businesses in general remains uncertain in many respects. Without extensive knowledge about China, businesses often fail to effectively interact with regulators and such failure may result in fatal delays in their strategy execution. The distinctiveness of the PRC Internet market from the other overseas Chinese markets also limits the advantages a regional Internet business may gain by leveraging across the mainland China and overseas Chinese markets, especially since the mainland China market is expected to be far larger than other overseas Chinese markets within several years.

The Sohu.com Solution

   We have developed our portal to address the unique challenges and needs of China's Internet market. We believe that our success to date is attributable to the following factors, and we believe that these factors will continue to be our competitive strengths:

 Exclusive Focus on Mainland China

   We focus exclusively on the Internet market in China. Our products and services are tailored to the specific interests, needs and viewing habits of our PRC Internet users. We have based our operations in China since our inception, and substantially all of our employees are based in the PRC. Our local presence allows us

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

to better understand the needs of advertisers and business partners that operate in China, and to build and maintain strong relationships with them. For example, we have established contractual content relationships with over 85 Chinese language media and information providers. Moreover, as a result of our local presence, we are able to maintain a regular dialogue with the relevant PRC regulatory authorities, and consequently we believe we are better attuned to operating an Internet business within the existing PRC business and regulatory environment.

 First Mover Advantage and Brand Leadership

   We are a pioneer of the Internet industry in China, having introduced the first Chinese language online directory and search engine. According to a survey conducted in December 1999 by Hui Cong Research, one of the largest information technology market research firms in the PRC, Sohu was the most favored Chinese language Web site among PRC Internet users. In addition, according to studies commissioned by our company and conducted by The Gallup Organization in February and April 2000 in three of the largest cities in the PRC (Beijing, Shanghai and Guangzhou), Sohu.com had the highest overall level of unaided Web site awareness among Internet users. A significant part of our branding strategy revolves around the creation of public awareness of Sohu when we introduce new concepts and standards to PRC Internet users. In so doing, we believe we have become synonymous with the evolution and development of the PRC Internet industry. Our brand recognition has enabled us to attract a growing user audience and leading companies as advertisers and e-commerce partners.

 Proprietary Web Navigational and Search Capabilities

   Our Sohu online directory, the centerpiece of our portal, was carefully designed and has been continuously refined to reflect the unique cultural characteristics and thinking and viewing habits of PRC Internet users. As of May 31, 2000, our online directory contained over 270,000 Chinese language Web listings, each reviewed and classified by our editorial staff. We currently receive approximately 1,000 requests every day from other Web sites for inclusion in our directory. Most Web site listings in our directory are classified in multiple subcategories, and each site sits at the end point of, on average, three different paths in our directory. As a result, our directory is highly complex, proprietary and China-specific, and we believe it would be very difficult for our competitors to duplicate our directory. In addition, our customized Web search software is designed to meet the unique challenges posed by the Chinese language and its pictographic characters. In particular, our large database of Chinese synonyms and closely associated phrases enables users to execute key word searches effectively both for Web site listings and within our content channels.

 Highly Attractive Platform for Advertising and Commerce

   We believe that Sohu is a highly attractive platform for advertisers and merchants because we have a leading Internet brand in China and provide access to a user group with a highly desirable demographic profile. We have developed a client service group dedicated to enhancing our relationship with advertisers and maximizing the effectiveness of their advertising campaigns. We also provide advertisers with detailed and timely data regarding the number of advertisements displayed and the number of users who clicked through for additional information. Moreover, we intend to take advantage of our high visitor traffic by developing a user-friendly e-commerce platform that will allow merchants with the necessary fulfillment capabilities to easily transact business on our Web site. We also plan to facilitate transactional activity by handling order tracking as well as product database management. In addition, we are working with a number of commercial banks in China under which our payment systems will utilize debit and credit card systems developed and supported by these banks.

 Technical Expertise in Dealing with Bandwidth Limitations

   Bandwidth limitations resulting from the underdeveloped telecommunications infrastructure and server hosting environment in China may adversely affect the ability of a Web site to accommodate and process heavy

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

Web traffic reliably and quickly. As a result of our experience in China, we believe we have substantial technical expertise and are an industry leader in designing our operations within the confines of these technological constraints. We constantly seek to conserve our bandwidth resources by adjusting and fine-tuning our network and traffic routing configurations to minimize passing traffic between our servers. In addition, all of our sites are designed to maximize download speed, and our content aggregation is tailored for a limited bandwidth environment.

Our Strategy

   Our objective is to strengthen our position as a leading Internet portal in China. In order to accomplish this objective, we plan to:

 Maintain and Extend Our Brand Recognition

   We intend to continue building our brand and strengthening our brand leadership in China through:

  .  focusing our marketing efforts on increasing user registration;

  .  promoting services and features that target the youth market;

  .  building new marketing and distribution relationships;

  . leveraging the media attention and publicity afforded to Sohu in our capacity as a pioneer of the PRC Internet industry; and

  .  sponsoring television shows, newspaper columns, events and concerts.

 Increase the Number of Visitors to Our Portal and the Duration of Each Visit

   In addition to our marketing efforts, we intend to increase the number of visitors to our portal, as well as the duration of each visit to our portal (commonly referred to as the "stickiness" of our Web site), through continuing efforts to improve our content, online directory and search engine, including the following measures:

  . leverage our brand leadership in China to build new content, advertising and e-commerce relationships and add new product offerings;

  . continue to add new utility features and communication tools to extend the function/solution aspects of our content channels with the goal of making our portal an indispensable source of solutions and information for our users; and

  .  enhance our community offerings and increase interactivity among users;

  . enable our users to personalize and customize the comprehensive range of products, services and utility features we offer;

  . continue to integrate our channels and sub-channels to better reflect the thinking and viewing habits of Chinese online users and create maximum ease of use and simplicity;

  . continue our focus on increasing the download speed of our sites and maintaining the high quality and uniform appearance of our sites.

 Increase Online Advertising Revenues and Develop an E-Commerce Business

   We plan to increase our online advertising revenue streams by increasing the number of advertisers and, as the user base grows, increasing our net advertising rates. We also intend to increase the number of Web site sponsorship arrangements with leading advertisers in China, which are of longer term and higher value than typical banner advertising sales arrangements. We plan to achieve this mainly by expanding our sales force

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

targeting large corporations and Internet companies, as well as continuing to improve the quality of our client services group. Furthermore, we plan to increase user registration and enhance our advertising measurement capabilities in order to gain a better understanding of our user demographics and improve our ability to target advertisement delivery.

   We also plan to leverage our brand recognition and heavy traffic volume to generate revenues from e-commerce activities. In particular, we intend to become an aggregator of online merchants by providing online space on our portal to third party merchants. Companies that have sold products on a trial basis on our Web site include Motorola (pagers) and Compaq (personal computers). In addition to providing merchants with access to our users, we plan to provide order tracking, product database management and payment facilities. Presently, we have no intention to handle direct-to-customer product fulfillment. We intend to charge online merchants fees and, in some cases, commissions for e-commerce transactions conducted through our portal. Currently, three merchants are online on our portal.

 Acquire Complementary Assets, Technologies and Businesses

   We intend to actively identify and acquire assets, technologies and businesses that are complementary to our existing portal business. We expect to target our acquisition efforts to businesses that can help us:

  .  expand our user and revenue base;

  .  widen geographic coverage within China;

  .  enhance our content and service offerings;

  .  advance our technology; and

  .  strengthen our technical talent pool.

The Sohu.com Portal

   The following is a brief description of the products and services we offer under the main categories of home page and navigational context, aggregated content, communication tools and e-commerce services. We intend to continue to add new products and services to our portal, to better integrate our products and services and to expand the function/solution aspects of our content channels. In 1999, a majority of our revenues were derived from online advertising on our home page and our Business and Finance, Technology and Learning channels.

    Home Page and Navigational Context            Aggregated Content
     Online Directory                               Main Channels:
     Search Engine                                    News

                                                      Business and Finance
    Communication Tools                               Dow Jones
     Free E-Mail                                      Sports
     Chat Rooms                                       Information Technology
     Instant Messaging                                Women
     Message Boards                                   Entertainment
     Online Polling                                   Music

                                                      Learning
    E-Commerce Services                               Career
     Shopping                                         Real Estate
     Auction                                          Games


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

 Home Page and Navigational Context

   Our portal is organized around the Sohu.com home page and the central feature of our home page is our online directory. A screen shot of our home page is included on the inside front cover of this prospectus.

   Online Directory. Our online directory was designed and has been continuously refined to reflect the unique cultural characteristics and thinking and viewing habits of PRC Internet users. We are the first site in China to introduce manual Web classification, and Chinese Web site classification remains one of our key strengths. On average we add approximately 400 new listings (less deletions of inactive Web links) to our directory per day. As of May 31, 2000, our directory contained over 270,000 Chinese language Web listings under the following 18 principal categories:

  Arts                           Literature                  Science/Technology
  Business/Finance               Living/Service              Social Sciences
  Computer/Internet              Medicine/Health             Society/Culture
  Country/Region                 News/Media                  Sports/Exercise
  Education                      Politics/Law                Travel/Transportation
  Entertainment/Leisure          Reference                   Personal Homepage

   Our Web sites are further organized under these principal categories within approximately 550 hierarchical subcategories and, as appropriate, individual Web items are referenced under multiple subcategories. Each site sits at the end point of, on average, three different paths in our directory. In addition, each site has been reviewed and classified by our editorial staff, and our basic Web site listings are in most cases supplemented by a brief descriptive commentary. As a result, our directory is highly complex, proprietary and China-specific, and we believe it offers comprehensiveness and relevance that would be very difficult for our competitors to duplicate.

   Search Engine. Users can browse our directory listings through a Chinese keyword search request that scans the contents of the entire directory or within any category or subcategory. Our search software enables us to build and continuously fine-tune a large database of Chinese synonyms and closely associated phrases, which is essential for the accurate and efficient execution of Chinese key word searches. We believe our large database is also difficult for our competitors to duplicate.

   In addition, we offer a function called "Global Web Search". The Global Web Search uses our proprietary association database to browse the World Wide Web and collect and organize Chinese language Web content. We also offer English language search functions.

 Aggregated Content

   We aggregate content on a variety of topics, organized around the above-mentioned 12 main channels. Each main channel contains numerous sub-channels and features news, commentaries and various utilities and solutions relating to a specific topic. As of May 31, 2000, we had over 85 content suppliers, which enable us to provide a wide range of content offerings. Our content suppliers are leading Chinese language media and information providers in a variety of fields with coverage over all major cities in China. The arrangements we have with our content suppliers are typically short-term and not exclusive and often provide for revenue sharing as compensation to our content suppliers.

   All of our channels, including co-branded third party content on our portal, are defined by the following features that together constitute the distinct Sohu "look and feel": the Sohu.com logo, our "search fox" mascot that displays different postures in different channels, the navigation bar, the color combination, the size and type of the Chinese characters, the large spacing used in our directories and the reporting style. The first row of the navigation bar remains the same in each channel, listing the 12 main channels as set forth below, but the links in the second row of the navigation bar are selected to reflect users' interests in that specific channel.

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

 Main Content Channels:

    News Delivers a comprehensive selection of local, national and international news from newspapers, magazines and other information providers throughout China. Full text search is available on each page.

    Business and         Features business and financial news provided by
 Finance                 leading financial information services in China, as
                         well as content translated and updated by the Dow
                         Jones team in Beijing. This channel also features a co-branded Dow Jones Business Center that is popular among Chinese professionals. Users can retrieve real-time stock quotes, exchange rates and annual reports, research reports and other information on selected companies on this channel.

    Dow Jones            Delivers business, financial and other information
                         provided by Dow Jones & Company, Inc. This channel primarily focuses on international business and financials news.

    Sports Provides the latest in national and international sports headlines, results, commentaries and analyses. Users can also compete in contests over national soccer tournament rankings and participate on our sports bulletin board.

    Information          Features information technology news, product reviews
 Technology              and software downloads. This channel also provides
                         Web navigation handbooks for Internet novices, as well as Webmonkey China (translated daily from HotWired), which offers Web design tutorials for sophisticated Web users.

    Women Covers a broad range of lifestyle-related topics that are of particular interest to Chinese women. This channel includes content from fashion publications, such as the Chinese editions of Cosmopolitan and Trends magazines, as well as publications covering beauty, society, travel and other areas.

    Entertainment        Contains extensive coverage of the entertainment
                         arenas that are of interest to Chinese users, including dining, movies, television programs, plays and operas and best-selling and classic books.

    Music Covers music stars, events, record releases and other news and reports relating to the music industry, as well as music rankings in China, Taiwan, Hong Kong and the United States. This channel also offers music downloads, interviews and contests.

    Learning Provides educational resources and information. This channel is unique among Chinese language portals, and introduces the Internet and Sohu.com to many children. Intel financially sponsored the establishment of this channel, and we developed this channel with top providers of electronic publishing education programs in China.

    Career Provides job listings and resume databases, as well as career advice and career-related news and reports.

    Real Estate          Offers a directory of apartment and other residential
                         housing listings, and publishes advice on general real estate matters.

    Games
                         Features news and reviews related to games and a game-related bulletin board. It also offers free, downloadable and frequently updated games.

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

 Communication and Community Tools

   We offer a variety of communication and community tools for our Chinese online users which are important in promoting user affinity to our portal:

    Free E-Mail          We began offering free Web-based e-mail services in
                         July 1999, and as of June 24, 2000, we had over 3.1 million registered e-mail users. We recently upgraded our e-mail technology.

    Chat Room            Our Java-based chat services enable participants to
                         interact in real-time group discussions or create their own private one-on-one chat rooms. We currently have chat rooms covering 12 broad interest areas such as sports, romance, finance and current events. Twice a week, we host live celebrity chats that offer our users the chance to discuss a variety of topics with well-known personalities. For example, in the past, we have hosted major events on these forums that drew tens of thousands of participants, such as the July
                         1999 question and answer session on the PRC national college entrance examinations.

    Instant Messaging    Our instant messaging service enables our users to
                         detect whether their friends and other users with similar interests are online, as well as send messages in Chinese directly to them. Our users can subscribe for specific interest groups and communicate with people who share similar interests.

    Message Boards       Users can post and exchange information on message
                         boards covering 16 main topics ranging from education and immigration to fashion and sports. On average, 50,000 messages are posted online each day.

    Online Polling       From time to time our channels place short, focused
                         pollings covering a variety of topics that are of interest to our users and advertisers.

 E-Commerce Services

   We have introduced e-commerce activities on our portal and have conducted limited e-commerce transactions on a trial basis. We have established an e-commerce platform, and are in the early stages of actively marketing our e-commerce services to potential customers. We plan to leverage our brand and position as a leading PRC Internet portal and utilize our heavy visitor traffic to develop our e-commerce business. Under our e-commerce business model, merchants and manufacturers will provide, handle and distribute merchandise, while banks and technology companies will manage the operational aspects of e-commerce transactions, such as payment collection and settlement. We will also work closely with our technology suppliers to further develop and refine our e-commerce software platform.

    Shopping We currently have three merchants on our portal, one of which is the largest television shopping network in Beijing. This television shopping network offers its products on our e-commerce platform, and handles all matters relating to product fulfillment. All transactions are settled either through debit cards or by cash on delivery.

    Auction We have built a business-to-consumer online auction platform, and we conducted online auctions on our Web site in September 1999 and December 1999. We intend to further develop our online auction platform and may enter into strategic alliances with other online auction houses.

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

Online Advertising Sales

 Advertising Programs

   Our typical advertising contract involves an advertiser or advertising agency paying us a fixed fee for displaying an advertisement for a specified period of time with a guaranteed number of impressions. As our advertising revenues are recognized ratably over the term of the contract (subject to meeting the guaranteed impression levels), any increase in our page views over the life of an advertising contract would not increase our revenues. Our advertising contracts typically have terms ranging from three to 24 months. Advertising on our portal currently consists of banner-style advertisements and buttons from which viewers can hyperlink directly to the advertiser's own Web site. In addition, we also offer advertisers text links and sponsorships of subchannels, message boards and chat rooms. Our standard charge in terms of cost per thousand impressions, commonly referred to as CPMs, for banner advertisements varies depending on the terms of the contract and the advertisement's location within our portal.

   Discounts from standard rates are typically provided for higher volume, longer-term advertising contracts, and may be provided for promotional purposes. We have also, from time to time, performed Chinese language Web site design services for our advertising customers (although design services are not a material part of our revenues). In addition, we offer promotional advertising programs, such as contests and sampling, in order to build brand awareness, generate leads and drive traffic to an advertiser's site. In the near future, we plan to increasingly develop Web site sponsorship arrangements with leading advertisers in China. We expect these arrangements to be of longer term and higher value than typical banner advertising arrangements.

 Advertising Customers

   During 1999, 117 companies advertised on our portal, up from 90 advertisers during 1998 and 40 advertisers during 1997. During 1999, our principal advertising customers included:

  .  Intel;

  .  Legend;

  .  Motorola;

  .  Nokia; and

  .  NBCi/Snap.

   We have derived substantially all of our revenues to date from the sale of online advertising. In 1999, two of our advertisers, Intel and Nokia, each accounted for over 10% of total revenues. During the same period, our five largest advertisers accounted for approximately 34% of total revenues. In the first quarter of 2000, two of our advertisers, Nokia Corporation and Alibaba.com, each accounted for over 8% of our revenues, and our five largest advertisers accounted for more than 34% of our revenues and 40% of our accounts receivable.

   In May 2000, the State Administration of Industry and Commerce, or SAIC, selected a number of Internet companies in China to participate in a one-year online advertising trial program. The SAIC is expected to formulate online advertising regulations based on the information gathered during the trial program. We were selected as one of the Internet companies that will participate in the trial program. We obtained a one-year advertising business permit from the SAIC on May 18, 2000.

   In January 2000, we also entered into long-term advertising contracts with our Series D preferred stockholders. Under the contracts, the Series D preferred stockholders have committed to purchase certain services from the Company, including banner advertising, sponsorship of Web site channels, directory services and use of the Company's e-commerce platform, over the terms of the contracts, which range from 2 1/2 to 3 years. The total value of the contracts is $9 million and is generally payable by the Series D preferred stockholders in periodic installments over the life of the agreements, commencing December 1, 2000. The detailed description of specific services to be provided under these agreements will be decided over the term of the contracts, with the individual fees for services consistent with rates charged to the Company's most preferred customers. These contracts are generally terminable by either party where the other party has breached the contract and where the breach is not satisfactorily cured within a specified period of time. In addition, one of the advertising contracts is terminable at the discretion of the customer during the second and third year of the contract if our web site is not ranked within the top five Web sites in China based on the level of average monthly impressions.

Strategic Relationships

  Intel Corporation. Intel Corporation, one of our shareholders, provided funding of $150,000 toward the creation of our Learning channel. Intel has also selected us as a primary Internet link in its Pentium III promotion program in China. As part of the promotion, portions of our Learning and Shopping channels were Pentium III enabled.

  Dow Jones & Company, Inc. Dow Jones & Company, one of our shareholders, is an important, non-exclusive content provider to our Business and Finance channel. The Dow Jones team in Beijing translates and updates the latest business and finance information 40 times a day. Dow Jones also operates the Dow Jones Business Center within our Business and Finance channel, which provides categorized and comprehensive business information, and has been especially popular among Chinese professionals. In addition, Dow Jones provides us with real-time information on international financial markets. Furthermore, Dow Jones has the right to sell a portion of our banner advertising inventories on our Business and Finance channel inside and outside China. Dow Jones also has the non-exclusive right to sell advertising for the directories, the keyword search and other channels to customers who require advertising space beyond the Business and Finance channel. Dow Jones shares in a percentage of the revenues derived from our Business and Finance channel. This arrangement has a one-year term which commenced in December 1999.

  Pacific Century Cyberworks Limited. We have entered into a non-exclusive advertising contract at market rates with an affiliate of Pacific Century Cyberworks Limited. This agreement has a two and a half-year term commencing July 2000. An affiliate of Pacific Century Cyberworks is one of our shareholders. Pacific Century Cyberworks is a Hong Kong Stock Exchange listed company that is primarily involved in Internet technology-related businesses. Pacific Century Cyberworks recently entered into an agreement to acquire all of the outstanding shares of common stock of Cable & Wireless HKT, the leading fixed line and wireless telecommunication provider in Hong Kong.

  Legend Holdings Limited. We have entered into a non-exclusive advertising contract at market rates with an affiliate of Legend Holdings Limited. This agreement has a three-year term commencing in January 2000. Legend Holdings is one of the largest manufacturers of personal computers and other computer hardware in the PRC. Legend is listed on the Hong Kong Stock Exchange. An affiliate of Legend Holdings is one of our shareholders.

  Hikari Tsushin, Inc. Hikari Tsushin, one of our shareholders, is one of the leading retail distributors of cellular telephones and paging devices in Japan. We have entered into a non-exclusive advertising contract at market rates with Hikari Tsushin. This agreement has a three-year term commencing in January 2000.

  Nokia Corporation. We have entered into a non-exclusive agreement with an affiliate of Nokia Corporation, under which we are Nokia's preferred partner in China for the development of wireless access protocol, or WAP, mobile Internet services, as well as Nokia's short message service, or SMS. We are currently Nokia's only content partner for WAP and SMS services in China, and are responsible for aggregating content and services, such as stock quotes, news, e-mail and advertising, and tailoring it for mobile telephone users. The identification, development and aggregation of these services for distribution over WAP-enabled devices will be funded by us. Nokia is not obligated under the agreement to make any payments to us. We commenced providing content for this WAP service on April 27, 2000. Service and advertisement revenues derived from WAP-based and SMS-based services will be shared between our company and Nokia based on a ratio to be agreed upon at the end of the initial trial phase. This agreement has a one-year term commencing March 2000.

Sales and Marketing

 Sales Organization

   We mainly rely on direct sales by our internal sales force for the placement of our online advertisement inventory, and plan to expand sales through agencies outside of China and in regions of China not covered by our direct sales force. Our sales organization is dedicated to maintaining close relationships with top advertisers and large multinational corporations operating in China. As of March 31, 2000, our direct sales organization consisted of 28 sales staff located in Beijing, Shanghai and Guangzhou. These offices cover sales in the northern, eastern and southern regions of China, respectively. We intend to expand and develop our sales organization in our key markets in China. The compensation package for our sales staff typically consists of a base salary plus sales commissions.

 Marketing and Brand Awareness

   The focus of our marketing strategy is to generate brand awareness for Sohu.com. Since our inception through March 31, 2000, we spent approximately $3.7 million in sales and marketing expenses, an amount we believe to be much smaller than that spent by some of our competitors. However, primarily as a result of the media attention afforded to Sohu in our capacity as a pioneer of the PRC Internet industry, we have been able to generate substantial public awareness of Sohu. As of March 31, 2000, our marketing department consisted of 22 persons located in Beijing, Shanghai and Guangzhou.

Competition

   There are many companies that distribute online content and services targeting Chinese users. We compete with distributors of content and services over the Internet, including Web directories, search engines, content sites, Internet service providers and sites maintained by government and educational institutions. These sites compete with us for visitor traffic, advertising dollars, e-commerce transactions and potential partners. The Internet market in China is new and rapidly evolving. Competition is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market.

   We have many competitors in the PRC Internet portal market, including China.com, Netease, Sina.com and Yahoo!China. In addition, a number of existing or new PRC Internet portals, including those controlled or sponsored by PRC government entities, may have competitive advantages over us in terms of:

  .  global brand recognition;

  .  financial and technical resources; and

  .  better access to original content.

   However, we believe we have competitive advantages over our competitors because of:

  . our brand name, which is one of the most recognized among PRC Internet companies;

  .  our exclusive focus on China;

  . our ability to offer products and services that are tailored to the specific interests, needs and viewing habits of PRC Internet users; and

  .  the experience and quality of our management team.

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

   We compete with other portals in China for advertising and e-commerce revenues primarily on the following basis:

  .  brand recognition;

  .  volume of traffic and users;

  .  quality of web site and content;

  .  strategic relationships;

  .  quality of online advertising and e-commerce services;

  .  effectiveness of sales and marketing efforts; and

  .  price.

   Our existing competitors may in the future achieve greater market acceptance and gain additional market share. It is also possible that new competitors may emerge and acquire significant market share. In particular our online directory also faces competition from software and other Internet products and services incorporating search and retrieval capabilities. In addition, operators of leading Web sites or Internet service providers, including large corporations such as Microsoft/MSN, Yahoo!, Lycos and America Online, currently offer, and could expand, their online products and services targeting China. We believe the rapid increase in China's online population will draw more attention from these multinational players to the PRC Internet market. We also compete with traditional forms of media, like newspapers, magazines, radio and television for advertisers and advertising revenue. Please refer to "Risk Factors" for a more detailed discussion of the risks we face from our competitors.

Intellectual Property and Proprietary Rights

   We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection, non-competition and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries is uncertain and still evolving. The laws of the PRC and certain other countries do not protect intellectual property to the same extent as do the laws of the United States.

   We have registered the domain name "www.Sohu.com" with Network Solutions and the domain name "www.Sohu.com.cn" with China Internet Network Information Center, a domain name registration service in China, and have full legal rights over these domain names. We have also filed trademark applications for the mark "Sohu.com" with the China Trademark Office. China's trademark law, however, adopts a system whereby the first applicant to receive a registration certificate for a mark will preempt all other applicants. Prior use of an unregistered mark is generally irrelevant except for "well-known" marks. As a result, until actual registration certificates are issued by the China Trademark Office, we do not have any legal rights over the mark "Sohu.com".

   We have filed a service mark application for the "Sohu.com" service mark with the U.S. Patent and Trademark Office. We are in the process of publishing the "Sohu.com" service mark and expect to complete the registration process in the near future. We have also filed service mark applications in Hong Kong and Taiwan, and are in the process of applying for registration in Malaysia and Singapore. Policing unauthorized use of our marks, however, is difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to distinguish our brand and possibly leading to customer confusion.

   Many parties are actively developing chat, homepage, search and related Web technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. For example, we are aware that a number of patents have been issued in the areas of e-commerce, Web-based information indexing and retrieval and online direct marketing. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

   We also intend to continue licensing technology from third parties, including technology relating to the following:

Licensor             Function                                     Duration
--------             --------                                     --------
Netgravity  Ad serving software        One-time technology purchase with perpetual license; annual maintenance fee.
Lodesoft    Instant messaging software One-time technology purchase with perpetual license; additional payments after reaching 50 million registered users.
OMRON       Search engine software     One-time technology purchase with perpetual license.
Microsoft   Commercial Internet system One-time technology purchase with perpetual license for 5,000 active users; additional payments for additional active users.

   The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

Technology Infrastructure

   We maintain all of our servers at the premises of the Beijing Telecom Administration, or BTA, pursuant to one-year server hosting agreements and we do not maintain any backup servers outside Beijing. The BTA is the administrator of the central hub of the ChinaNet backbone, and is currently the only provider of interconnection services to the ChinaNet backbone in Beijing. Our servers are hosted by the BTA in the same building where ChinaNet is administered. We have leased two 100 Mbps circuits that connect directly to the ChinaNet backbone, and we expect to require additional circuits as our Web site traffic continues to grow. Internet access rates in China, when compared to rates in the United States and other more developed countries, remain relatively expensive.

   We have developed a close working relationship with the BTA. Our operations depend on the ability of the BTA to protect their systems against damage from fire, power loss, telecommunications, failure, break-ins, or other events. The BTA provides us with support services 24 hours per day, 7 days per week. The BTA also provides connectivity for our servers through multiple high-speed connections. All facilities are protected by multiple power supplies.

   For reliability, availability, and serviceability, we have created an environment in which each server can function separately. Key components of our server architecture are served by multiple redundant machines. We also employ in-house and third-party monitoring software. Reporting and tracking systems generate daily traffic, demographic, and advertising reports.

   Our portal must accommodate a high volume of traffic and deliver frequently updated information. Components or features of our portal have in the past suffered outages or experienced slower response time because of equipment or software down time. These events did not have a material adverse effect on our business, but we cannot assure you that such events will not have a material adverse effect in the future.

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

Employees

   As of May 31, 2000, we had 236 full-time employees, of whom 28 worked in sales, 96 in product and content, 22 in marketing, 53 in technology and business development, and 37 in finance and administration. From time to time, we employ independent contractors to support our research and development, marketing, sales and editorial departments. None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

   All of our management and key executives, and substantially all of our other employees, have entered into confidentiality, non-competition and non-solicitation agreements with us. In addition, all of our management and key executives, and substantially all of our department managers and group leaders, have entered into employment agreements with Beijing ITC, our PRC operating subsidiary, which contain substantially similar confidentiality and non-competition undertakings. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited when compared to the degree of protection afforded under the laws of other jurisdictions. A significant number of our employees hold incentive stock options in Sohu, which provide financial opportunities to them that vest on average over a period of two to four years.

Facilities

   Our principal executive offices are located in approximately 26,295 square feet of office space in Beijing, China under leases that expires on December 31, 2001 and December 31, 2002. We also lease sales and marketing office space in Shanghai and Guangzhou.

Legal Proceedings

   There are no material legal proceedings pending or, to our knowledge, threatened against us or Beijing ITC. From time to time we become subject to legal proceedings and claims in the ordinary course of our business. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                    REGULATION OF THE PRC INTERNET INDUSTRY

   The following description of PRC laws and regulations is based upon the opinion of TransAsia Lawyers, our PRC counsel. For a description of certain legal risks relating to our ownership structure and businesses, see "Risk Factors".

Overview

   Certain areas related to the Internet, such as telecommunications, international connections for computer information networks, information security and censorship, as well as foreign investment in those areas, are covered in detail by a number of existing laws and regulations. The PRC Internet industry is regulated by various governmental authorities, such as the Ministry of Information Industry, or MII (formerly the Ministry of Post and Telecommunications, or MPT), the State Administration of Industry and Commerce, or SAIC, and the Ministry of Public Security.

   The PRC has recently announced its policies, and is in the process of enacting regulations, regarding the legality of foreign investment in the PRC Internet industry, the existence and enforcement of content restrictions on the Internet e-commerce activities and online news dissemination, as well as domestic approval procedures for Internet companies in the PRC wishing to offer securities in China or abroad. In November 1999, China and the United States reached an agreement concerning China's entry into the World Trade Organization, or WTO. The provisions of this agreement will likely be reflected in new PRC legislation, and will likely affect the interpretation of existing regulations relating to the PRC Internet sector. However, we cannot predict the timing or the effect of future developments in the regulatory framework for the PRC Internet sector.

   Under current PRC regulations, foreign companies such as Sohu.com Inc. cannot own or operate value-added telecommunications businesses in the PRC. It is not clear whether the operation of Internet content provision services is considered value-added telecommunications services. The China-U.S. WTO agreement has since confirmed that the value-added telecommunications sector may include online information or content provision services. As a result, we recently restructured our operations. As part of this restructuring, Beijing ITC entered into a series of agreements with Beijing Sohu and Beijing Sohu's two shareholders. Beijing Sohu is a PRC company that is 80% owned by Dr. Charles Zhang, our founder, President and Chief Executive Officer, and 20% owned by Ms. Jinmei He, an executive officer of Beijing ITC. Under the restructuring, Beijing Sohu will be structured as an Internet information service provider and has obtained approval from the MII to develop Internet content and information services.

   In the opinion of our PRC counsel, the ownership structures of Sohu, Beijing ITC and Beijing Sohu, both currently and after giving effect to this offering, and the businesses and operations of Sohu, Beijing ITC and Beijing Sohu as described in this prospectus, comply with all existing laws, rules and regulations of the PRC. In addition, no consent, approval or license other than those already obtained is required under any of the existing laws, rules and regulations of the PRC for such ownership structures, businesses and operations or this offering. The restructuring of our business in the PRC was conducted pursuant to the advice of MII officials.

Foreign Investment in the Telecommunications Sector

   In the opinion of TransAsia Lawyers, there are currently no laws, rules or regulations prohibiting foreign investment in the PRC Internet sector, but there are regulations promulgated by the MII relating to foreign investment in the telecommunications sector in China, including:

  . Provisional Administrative Measures Regarding the Examination and Approval of Deregulated Telecommunications Operations (1993);

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

  . Provisional Regulations for the Administration of the Deregulated Telecommunications Operations Market (1995); and

  .  Definitions of Various Deregulated Telecommunications Operations (1995).

   These regulations prohibit a foreign person or entity, including any foreign investment enterprise established in the PRC, such as Beijing ITC, from investing in, or operating or participating in the operation of, any business that provides "value-added telecommunications services". These services are defined under PRC legislation to include, among other services, "computer information services" and "electronic mail box services". These regulations were promulgated and the definitions were adopted, however, prior to the emergence of the Internet in China and prior to the signing of the WTO accord between China and the United States. In the opinion of TransAsia Lawyers, our business activities in China following our restructuring do not fall within the definition of "computer information services" or "electronic mail box services", each as defined under the Definitions of Various Deregulated Telecommunications Operations (1995), because:

  . the term "computer information services" is intended to refer to China's public telecom database network, where fees are levied on database users; and

  . the term "electronic mail box" refers to a service launched by China Telecom at the beginning of 1992 on the ChinaPAC platform, which is a completely different data transmission network than the Internet.

International Connections for Computer Information Networks

   The State Council and the MII have promulgated regulations governing international connections for PRC computer networks, including:

  . Provisional Regulations of the People's Republic of China for the Administration of International Connections to Computer Information Networks (1997) and their Implementing Measures (1998);

  . Measures for the Administration of International Connections to China's Public Computer Interconnected Networks (1996); and

  . Reply Concerning the Verification and Issuance of Operating Permits for Business Relating to International Connections for Computer Information Networks and for Public Multimedia Telecommunications Business (1998).

   Under these regulations, any entity seeking access to international connections for computer information networks in China, such as Beijing ITC and Beijing Sohu, must comply with the following requirements:

  .  be a PRC legal person;

  . have the appropriate equipment, facilities and technical and administrative personnel;

  . have implemented and registered a system of information security and censorship; and

  . effect all international connections with an authorized Internet service provider in China.

   In the opinion of TransAsia Lawyers, both Beijing ITC and Beijing Sohu are in proper compliance with all of these requirements.

Information Security and Censorship

   The principal PRC regulations concerning information security and censorship are:

  . The Law of the People's Republic of China on the Preservation of State Secrets (1988) and its implementing rules (1990);

  . The Law of the People's Republic of China on State Security (1993) and its implementing rules (1994);

  . Rules of the People's Republic of China for Protecting the Security of Computer Information Systems (1994);

  . Notice Concerning Work Relating to the Filing of Computer Information Systems with International Connections (1996);

  . Administrative Measures for Protecting the Security of Computer Information Network with International Connections (1997); and

  . Regulations for the Protection of State Secrets for Computer Information Systems on the Internet (2000).

   The aforementioned regulations specifically prohibit the use of Internet infrastructure which results in a breach of public security or the provision of socially destabilizing content or transmits state secrets.

  . ""A breach of public security" includes breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

  . ""Socially destabilizing content" includes any action that incites defiance or violation of Chinese laws and regulations; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, horrific acts or instigates criminal acts.

  . ""State secrets" are defined as "matters that affect the security and interest of the state". The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and "other state secrets that the State Secrets Bureau has determined should be safeguarded".

   According to these regulations, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update regularly with the local public security bureau regarding information security and censorship systems for their Web sites. In the opinion of TransAsia Lawyers, Beijing Sohu has, as required by PRC law and as agreed under the restructuring agreements, established an internal security committee and adopted security maintenance measures, employed a full-time bulletin board system supervisor and exchanged information with the local public security bureau with regard to sensitive or censored information and Web sites on a regular basis, and therefore is in full compliance with the above regulations.

   In addition, the State Secrets Bureau has recently issued regulations authorizing the blocking of access to any site it deems to be leaking state secrets or failing to meet the relevant regulations regarding the protection of state secrets in the distribution of online information. Specifically, Internet companies in China with bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrets Bureau. As implementing rules for the regulations have not been issued, however, details concerning how Web sites should comply with the regulations remain to be clarified.

Encryption Software

   In October 1999, the State Encryption Administration Commission promulgated the Regulations for the Administration of Commercial Encryption, which was followed in November 1999 by the Notice of the General Office of the State Encryption Administration Commission. Both of these regulations address the use in China of software with encryption functions. According to these regulations, encryption products purchased for use must be reported. Violation of the encryption regulations may result in the issuance of a warning, levying of a penalty, confiscation of the encryption products and even criminal liabilities. Since there are currently no publicly issued official interpretations of, or detailed implementing rules for, these regulations, it is unclear how PRC Internet companies should comply with these regulations.

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

Web-Based Services

   In the opinion of TransAsia Lawyers, there are no existing PRC laws, rules or regulations that address the development and provision of Web-based services, such as online directories, search engines, free e-mail boxes, e-commerce and online advertising, except for two product-specific regulations governing the online sale of audio-visual products and books that forbid foreign-invested companies from conducting such businesses in China. In addition, there are no existing PRC laws, rules or regulations that regulate bulletin board systems, chat rooms and instant messenger functions. However, the information that is exchanged among users using such functions is itself subject to the various legislation mentioned above governing information security and censorship, with which we are in compliance. The Beijing Administration of Industry and Commerce recently issued a regulation requiring all companies engaging in online business activities to complete filing and registration procedures. Beijing ITC has done so and is therefore in compliance with the regulation.

   In the opinion of TransAsia Lawyers, online advertising is neither regulated nor prohibited by any existing PRC laws, rules or regulations, including the Advertising Law of the People's Republic of China (1994). The SAIC, the government authority responsible for the area, is currently considering adopting new regulations governing online advertising. We cannot predict the timing and effects of such new regulations. On May 18, 2000, the SAIC issued to Beijing ITC a one-year advertising business permit, which enables us to conduct online advertising business.

   There are no existing PRC laws, rules or regulations that specifically define or regulate Internet content providers. According to the Measures for the Administration of China Public Multimedia Telecommunications, "information sources providers" are required to report to the MII for verification and to execute an interconnections agreement and an understanding letter for information security with China Telecom or other "node service providers". In the opinion of TransAsia Lawyers, after the restructuring, Beijing ITC is not an "information source provider" as defined under the above regulation and merely operates a technical platform on which content provided by information source providers is displayed.

   Accordingly, in the opinion of TransAsia Lawyers, the current and proposed web-based services provided by us, including our online directories, search engine, email, e-commerce and online advertising services, comply with the existing PRC laws, rules and regulations.

Business License and Approval for Foreign Investment

   Beijing ITC is structured as a technology-oriented company engaged in the development of Internet technologies and related software, as well as online advertising businesses and e-commerce activities. Under current PRC law, the legal establishment of such a technology company must be approved by the relevant local Commission for Foreign Economic Relations and Trade, and may commence operations only upon the issuance of a business license by the SAIC. In the opinion of TransAsia Lawyers, Beijing ITC has satisfied all of the aforementioned requirements.

   Beijing Sohu is structured as an Internet information services company engaged in online information services and content development. Despite the absence of relevant legislation, the establishment of Beijing Sohu with these business activities was approved by the MII. In the opinion of TransAsia Lawyers, Beijing Sohu has satisfied all relevant regulations and MII requirements.

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

                                   MANAGEMENT

Directors and Executive Officers of Sohu.com

   The following table sets forth information regarding the directors and executive officers of Sohu.com:

Name                                   Age                  Position
----                                   ---                  --------
Directors and Executive Officers

Charles Zhang......................... 36  Chairman of the Board of Directors,
                                           President
                                           and Chief Executive Officer

Edward Roberts........................ 64  Director

James McGregor........................ 46  Director

George Chang.......................... 47  Director

Mary Ma............................... 48  Director

Thomas Gurnee......................... 49  Chief Financial Officer and
                                           Senior Vice President, Finance

Alan Li............................... 51  Chief Operating Officer

Victor Koo............................ 34  Senior Vice President,
                                           Corporate Business Development

Edwin Chan............................ 55  Senior Vice President, Marketing and Sales

Gary Zhao............................. 37  Vice President, Finance

Xin Ye................................ 36  Vice President, Technology

   Dr. Charles Zhang is the founder of Sohu and has been Chairman of the Board, President and Chief Executive Officer since August 1996. Prior to founding Sohu, Dr. Zhang worked for Internet Securities Inc. (ISI) and helped establish its China operations. Prior to joining ISI, he worked as Massachusetts Institute of Technology's liaison officer with China. Dr. Zhang has a Ph.D degree in experimental physics from Massachusetts Institute of Technology and a Bachelor of Science degree from Qinghua University in Beijing. Dr. Zhang is a native of the People's Republic of China.

   Dr. Edward Roberts has been a director of Sohu since September 1996. He is the David Sarnoff Professor of Management of Technology at Massachusetts Institute of Technology's Alfred P. Sloan School of Management. He has chaired the Sloan School Management of Technology program since 1967. Dr. Roberts has been a co-founder and director of numerous emerging technology companies and venture capital funds, including Zero Stage and First Stage Capital Equity Funds, Medical Information Technology, Advanced Magnetics, NETSilicon, Pegasystems and Selfcare. He has authored over 140 articles and eleven books, the most recent being Entrepreneurs in High Technology (Oxford University Press, 1991), winner of the Association of American Publishers' award as Outstanding Book of 1991 in Business and Management. Dr. Roberts received four degrees from M.I.T., including a Ph.D degree in 1962.

   James McGregor has been a director of Sohu since August 1998. He is Vice President, China, of Dow Jones & Company, Inc. and the chief business representative for Dow Jones in China. From July 1990 to the end of 1993, Mr. McGregor was The Wall Street Journal's bureau chief in China. Mr. McGregor served as chairman of the American Chamber of Commerce in Beijing in 1996 and as president of the Foreign Correspondents Club in Beijing in 1991. Mr. McGregor received a journalism degree from University of Minnesota.

   George Chang has been a director of Sohu since January 2000. He is a director of various companies within the Morningside group, a private global investment house, including Morningside Asia Advisory Limited. Morningside Asia Advisory Limited is an affiliate of Maxtech Enterprises Limited, one of our shareholders. Prior to joining Morningside in 1991, Mr. Chang held senior financial positions with various trading companies in Hong Kong, and was chief financial officer of a major multinational trading and sourcing operation. Mr. Chang has worked with Arthur Andersen in Hong Kong and in Toronto, Canada. He holds both Bachelor of Business Administration and Master of Business Administration degrees from the University of Wisconsin, and is a member of the American Institute of Certified Public Accountants, the Canadian Institute of Chartered Accountants and the Hong Kong Society of Accountants.

   Mary Ma has been a director of Sohu since March 2000. She is the Executive Director and Senior Vice President of Legend Holdings Limited, a public company with shares listed on the Hong Kong Stock Exchange and an affiliate of one of our shareholders. She is responsible for the management of the overall operations, strategic planning and business development of Legend Holdings. She has over 22 years' experience in the strategic developments of international alliances. Ms. Ma graduated from Capital Normal University in 1976 with a Bachelor of Arts degree, and also studied English literature through a scholarship program at King's College in Britain.

   Thomas Gurnee has been the Chief Financial Officer and Senior Vice President, Finance, of Sohu since January 2000. Prior to joining Sohu, Mr. Gurnee held a number of senior positions with Chartered Semiconductor Manufacturing Ltd, one of the world's leading independent semiconductor foundries, including Vice President for Business Development, President (North America), Chief Operating Officer (Singapore) and Chief Financial Officer (Singapore). Prior to joining Chartered Semiconductor Manufacturing, Mr. Gurnee spent thirteen years at Schlumberger Ltd, an oil field services and measurement systems company, as finance director of various divisions in France, Singapore and the United States. Mr. Gurnee obtained a Bachelor of Arts degree from Stanford University and a Master of Business Administration degree from University of Santa Clara.

   Alan Li has been the Chief Operating Officer of Sohu since March 2000. Prior to joining Sohu, Mr. Li held a number of senior positions with Oracle China, including Executive Director responsible for strategic and new venture development and Managing Director. Prior to joining Oracle China, Mr. Li spent fourteen years with Digital Equipment Corporation, and was the General Manager of Huadi Computer Co. Ltd., a joint venture between Digital and China Aerospace Corporation. Prior to joining Digital, he spent eight years with IBM in Hong Kong. Mr. Li holds a Bachelor of Science degree from Hong Kong University and a Masters of Business Administration degree from The Chinese University of Hong Kong, and has completed all course work for the Doctorate of Business Administration degree from Nova University.

   Victor Koo has been Senior Vice President, Corporate Business Development of Sohu since January 2000. He also served as Senior Vice President, Operations and Chief Financial Officer of Sohu between March and December of 1999. Prior to joining Sohu, Mr. Koo held numerous senior positions in Richina Group, a China based venture capital firm, since 1994, including as Vice President and Director of Business Development. Prior to his employment with Richina Group, Mr. Koo was with Bain & Company in San Francisco and Procter & Gamble International in Hong Kong. Mr. Koo received a Masters of Business Administration degree from Stanford University where he won a fellowship from the Center for East Asian Studies. He was a Regent's Scholar at the University of California at Berkeley, where he received a Bachelor of Science degree.

   Edwin Chan has been Senior Vice President, Marketing and Sales of Sohu since September 1999. Prior to joining Sohu, Mr. Chan founded his own advertising agency and, after its merger with another agency, served as a partner of the combined agency. Prior to that, Mr. Chan served for nearly ten years as managing director at multinational advertising agencies J. Walter Thompson and BBDO. Mr. Chan received a Bachelor of Arts degree from Hong Kong University.

   Gary Zhao has been Vice President, Finance, of Sohu since January 2000. Prior to joining Sohu, he held senior positions with Motorola Corporation, GE Capital Corporation, A.T. Kearney, Lehman Brothers and General Motors. Mr. Zhao holds a Bachelor of Science degree from Tsinghua University, a Master of Science degree from University of Minnesota and a Master of Business Administration degree from the University of Pennsylvania's Wharton School of Business.

   Xin Ye has been Vice President, Technology, of Sohu since May 2000. Prior to joining Sohu, he held senior positions with a number of Silicon Valley technology firms, including Marimba, Innovix Technologies, Inc., Renaissance Software, Tibco and Watkins-Johnson Co. Mr. Ye holds a Bachelor of Science degree in Computer Engineering from Tsinghua University and a Master of Science degree in Computer Science from Marquette University.

Audit and Compensation Committees

   We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of James McGregor, George Chang and Mary Ma.

   The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants of all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefits plans. The compensation committee currently consists of Edward Roberts.

Classified Board of Directors

   Our board of directors is divided into two classes of directors serving staggered two-year terms. Upon the expiration of the term of a class of directors, the directors in that class will be elected for two-year terms at the annual meeting of shareholders in the year in which their term expires. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when coupled with the provision of our fifth amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by such removal with its own nominees.

   Our board of directors has resolved that Mr. George Chang and Ms. Mary Ma will serve as Class I Directors whose terms expire at the 2001 annual meeting of shareholders, and Dr. Charles Zhang, Dr. Edward Roberts and Mr. James McGregor will serve as Class II Directors whose terms expire at the 2002 annual meeting of shareholders.

Directors, Executive Officers and Key Employees of Beijing ITC

   The following table sets forth information regarding the directors, executive officers and key employees of Beijing ITC:

Name                                   Age                  Position
----                                   ---                  --------
Executive Officers

Charles Zhang......................... 36  Chairman of the Board of Directors,
                                           President and Chief Executive Officer

Thomas Gurnee......................... 49  Chief Financial Officer and
                                           Senior Vice President, Finance

Alan Li............................... 51  Chief Operating Officer

Victor Koo............................ 34  Senior Vice President, Corporate Business
                                           Development

Edwin Chan............................ 55  Senior Vice President, Marketing and Sales

Gary Zhao............................. 37  Vice President, Finance

Xin Ye................................ 36  Vice President, Technology

Key Employees

Min Yang.............................. 32  Financial Controller

Jinmei He............................. 28  Marketing Director

Peter Song............................ 33  Technology Director

Michael Ma............................ 33  Regional Sales Director

Elaine Feng........................... 28  Business Development Director

Jianjun Wang.......................... 30  Manager of Classification Group

Maggie Wu............................. 26  Content Development Director

Tony Cheung........................... 29  Regional Sales Manager

   Min Yang joined Beijing ITC in 1998 and has been the Financial Controller since May 1999. He was previously finance and administration manager at Zeneca SinoPharm in Beijing. Prior to that, he worked at De Nora Electrochemical Industrial Corporation. Mr. Yang received a Bachelor of Arts degree from Northeast University of Finance and Economics.

   Jinmei He joined Beijing ITC in September 1997 and has been the Marketing Director since November 1999. She was previously with Internet Securities Inc.'s Beijing representative office. She received a Bachelor of Arts degree from Southwest Jiatong University.

   Peter Song has been Beijing ITC's Technology Director since April 1998. He was previously with SINOPEC, a PRC state-owned oil company, and has held several programming and technical positions. Mr. Song received a Bachelor of Science degree from Tianjin University.

   Michael Ma joined Beijing ITC in January 2000 and is the Regional Sales Director. Prior to joining Beijing ITC, he held a number of marketing positions with Gillette (China) Ltd. Mr. Ma received a Bachelor of Business Administration degree from Zhongshan University School of Management and a Certificate in Business Administration from the University of California at Berkeley.

   Elaine Feng joined Beijing ITC in May 1998 as the Sales Manager and has been the Business Development Director since November 1999. She was previously a business development manager at Star TV. Prior to that, Ms. Feng worked for Richina Media.

   Jianjun Wang has been the Manager of Beijing ITC Classification Group since August 1999. He is also a part-time lecturer at Beijing Teachers' University. Dr. Wang received his doctorate degree from Beijing Teachers' University.

   Maggie Wu joined Beijing ITC in 1997 and held positions in marketing and sales prior to becoming Content Development Director in 2000. She received a Bachelor of Arts degree from International Trade Shanghai Financial and Economic University.

   Tony Cheung joined Beijing ITC in September 1999 and is the Regional Advertising Sales Manager. He was previously advertising manager and senior manager, China region at CAAC Inflight Magazine. He received a Bachelor of Business Administration degree from the University of Oregon and a Master of Business Administration Degree from Sheffield Hallam University.

Executive Officers

   Our board of directors appoints our executive officers. Our executive officers serve at the discretion of our board of directors.

Director Compensation

   Directors do not currently receive any cash compensation for serving on the board of directors of Sohu or Beijing ITC, although they are reimbursed for reasonable travel expenses incurred in connection with attending board of directors and committee meetings.

   In January 2000, Edward Roberts received options to purchase 10,400 shares of common stock pursuant to our stock incentive plan. These options have an exercise price of $5.77 and vest on a quarterly basis, with options to purchase 2,600 shares vesting at the end of each quarter of the year beginning with the vesting commencement date.

Executive Compensation

   The following table sets forth the compensation earned for all services rendered to us in all capacities during 1999 by our executive officers.

                           Summary Compensation Table

                                             Annual            Long-Term
                                         Compensation(1)  Compensation Awards
                                         -------------------------------------
                                  Fiscal                      Securities
Name and Principal Position        Year   Salary  Bonus  Underlying Options(#)
---------------------------       ------ -------- ----------------------------

Charles Zhang....................  1999  $ 50,000 $  --         130,000
  Chairman of the Board,
  President and Chief Executive
   Officer

Thomas Gurnee(2).................  1999  $    --  $  --         182,000
  Chief Financial Officer and
  Senior Vice President, Finance

Alan Li(3).......................  1999  $    --  $  --             --
  Chief Operating Officer

Victor Koo(4)....................  1999  $ 75,000 $  --         208,907
  Senior Vice President,
  Corporate Business Development

Edwin Chan(5)....................  1999  $ 58,334 $  --          78,000
  Senior Vice President,
  Marketing and Sales

Gary Zhao(6).....................  1999  $    --  $  --             --
  Vice President, Finance

Xin Ye(7)........................  1999  $    --  $  --             --
  Vice President, Technology

---------------------
(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each officer listed above is less than 10% of the total annual salary and bonus of that officer.
(2) Mr. Gurnee joined Sohu in January 2000. His employment agreement provides for an annual salary in 2000 of $170,000.
(3) Mr. Li joined Sohu in March 2000. His employment agreement provides for an annual salary in 2000 of $170,000, and he was granted options to purchase 182,000 shares of common stock in March 2000.
(4) Mr. Koo joined Sohu in April 1999. His employment agreement provides for an annual salary in 2000 of $120,000.
(5) Mr. Chan joined Sohu in September 1999. His employment agreement provides for an annual salary in 2000 of $200,000.
(6) Mr. Zhao joined Sohu in January 2000. His employment agreement provides for an annual salary in 2000 of $120,000, and he was granted options to purchase 78,000 shares of common stock in January 2000.
(7) Mr. Ye joined Sohu in May 2000. His employment agreement provides for an annual salary in 2000 of $120,000.

Option Grants In Fiscal Year 1999

   The following table sets forth information regarding stock options granted to our executive officers listed on the Summary Compensation Table for 1999. We have never granted any stock appreciation rights.

                                                                                       Potential Realizable
                                                                                         Value at Assumed
                                                                                       Annual Rates of Stock
                                                                                      Price Appreciation for
                                             Individual Grants                            Option Term(1)
                         ------------------------------------------------------------ -----------------------
                         Number of
                         Securities   Percent of Total
                         Underlying   Options Granted
                          Options     to Employees in  Exercise Price
Name                      Granted     Fiscal Year 1999   per Share    Expiration Date     5%          10%
----                     ----------   ---------------- -------------- --------------- ----------- -----------
Charles Zhang...........  130,000(2)         14%           $1.81      Sept. 21, 2009  $ 2,517,732 $ 4,418,325
Thomas Gurnee...........  182,000(3)         19%           $3.85        Dec. 5, 2009  $ 3,153,965 $ 5,436,795
Alan Li(4)..............       --            --               --                  --           --          --
Victor Koo..............  208,907(5)         22%           $1.81        Nov. 1, 2009  $ 4,045,937 $ 6,666,262
Edwin Chan..............   78,000(6)          8%           $3.85        Dec. 5, 2009  $ 1,351,699 $ 2,330,055
Gary Zhao(7)............       --            --               --                  --           --          --
Xin Ye(8)...............       --            --               --                  --           --          --

---------------------
(1) The potential realizable value is based on the term of the option at the time of its grant, which is ten years for the stock options granted to the executive officers in the table. The assumed 5% and 10% annual rates of appreciation over the term of the options are set forth in accordance with rules and regulations adopted by the Securities and Exchange Commission and do not represent our estimates of stock price appreciation. The potential realizable value is calculated using the initial public offering price of our common stock of $13.00 per share as the base value on which appreciation has been calculated.
(2) Options granted vest ratably on a quarterly basis over one year commencing from September 21, 1999.
(3) Options granted vest over a three year period commencing January 1, 2000, with one-third of the options vesting at the end of the first year and the remaining options vesting ratably on a quarterly basis over the remaining term of the options.
(4) Mr. Li joined our company in March 2000 and he was granted options to purchase 182,000 shares of common stock.
(5) Options granted vest ratably over three years on a quarterly basis commencing from May 1, 1999.
(6) Options granted vest over a four year period commencing September 15, 1999, with one-quarter of the options resting at the end of the first year and the remaining options vesting ratably on a quarterly basis over the remaining term of the options.
(7) Mr. Zhao joined our company in January 2000 and he was granted options to purchase 78,000 shares of common stock.
(8) Mr. Ye joined our company in May 2000.

Aggregate Option Exercises in Fiscal Year 1999 And Fiscal Year-End Option
Values

   The following table sets forth information concerning the exercise of stock options during the fiscal year ended December 31, 1999 by our officers listed on the Summary Compensation Table and the fiscal year-end value of unexercised in-the-money options held by such officers.

                                                           Number of Securities Underlying          Value Of Unexercised
                                                               Unexercised Options at              In-the-money Options at
                                                                  December 31, 1999                 December 31, 1999(1)
                                                           -----------------------------------    -------------------------
                         Shares Acquired
Name                       on Exercise   Value Realized(2)  Exercisable        Unexercisable      Exercisable Unexercisable
----                     --------------- ----------------- ---------------    ----------------    ----------- -------------
Charles Zhang...........        --               --                   32,500               97,500  $363,725    $1,091,175
Thomas Gurnee...........        --               --                       --              182,000        --    $1,666,000
Alan Li(3)..............        --               --                       --                   --        --            --
Victor Koo..............        --               --                   34,818              174,089  $389,665    $1,948,326
Edwin Chan..............        --               --                       --               78,000        --    $  714,000
Gary Zhao(4)............        --               --                       --                   --        --            --
Xin Ye(5)...............        --               --                       --                   --        --            --

---------------------
(1) There was no public market for the common stock on December 31, 1999. The value of unexercised in-the-money options at December 31, 1999 has been calculated based on the initial public offering price of our common stock of $13.00 per share, less the applicable exercise price per share multiplied by the number of underlying shares.
(2) None of our executive officers exercised any stock options during 1999.
(3) Mr. Li joined our company in March 2000.
(4) Mr. Zhao joined our company in January 2000.
(5) Mr. Ye joined our company in May 2000.

   In January 2000, our board of directors granted options for the purchase of 330,200 shares of common stock to certain of our employees and a director at an exercise price of $5.77 per share. The options granted generally vest over periods ranging from one to four years beginning with the first quarter subsequent to the date of grant of the options.

Employment Arrangements

   Each of Charles Zhang, Thomas Gurnee, Alan Li, Victor Koo, Edwin Chan, Gary Zhao and Xin Ye has entered into a confidentiality, non-competition and non-solicitation agreement with us. Such agreements prohibit each of them from competing with us or soliciting our employees, customers, suppliers or partners in competition with us during his employment with us and for a period of one year after the termination of his employment for any reason. Under such agreement, each executive officer has also agreed to use any confidential information belonging to us or held by us in confidence solely for our benefit and not to disclose such confidential information during and after his employment with us.

   In addition, all of our executive officers have entered into employment agreements with Beijing ITC, our PRC operating subsidiary, which contain substantially similar confidentiality and non-competition undertakings. However, the degree of protection afforded to an employer pursuant to confidentiality and non-competition undertakings governed by PRC law may be more limited in certain respects when compared to the degree of protection afforded under the laws of other jurisdictions.

Stock Incentive Plan

   We have adopted a stock incentive plan as of January 25, 2000 to assist us in attracting and retaining highly competent people to serve as employees, directors and advisors who will contribute to our success and the success of the members of our network. We also seek to motivate those people to achieve long-term objectives which will benefit our shareholders. The following groups of people are eligible to receive options under the stock incentive plan:

   .  employees;
   .  directors;
   .  advisors and consultants.

   Our stock incentive plan also provides these groups of people with opportunities to make direct purchases of our common stock.

   Our board of directors administers the stock incentive plan and has wide discretion to award options. Subject to the provisions of the stock incentive plan, our board of directors determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. A significant number of our employees are granted options. The number of options awarded to a person is based on the person's potential ability to contribute to our company's success. the person's position with our company and sometimes length of service.

   Our board of directors may award "incentive" options or "non-qualified" options. We have granted both incentive and non-qualified options under the stock option plan. If the holder of an incentive option exercises the option and holds the shares of common stock he receives for the holding periods required by the Internal Revenue Code, the exercise of the incentive does not result in taxable income to the holder. We are therefore not entitled to a corresponding tax deduction. The incentive options we granted under the stock incentive plan are designed to meet the requirements of the Internal Revenue Code, including a requirement that the exercise price is at least 100% of the fair market value of our common stock on the date we grant the option and that the option has a term no longer than ten years. However, no person who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of our shares may receive incentive options unless the exercise price is at least 110% of the fair market value of our common stock on the grant date and the term is no longer than five years. Options granted under the stock incentive plan are not transferable by the optionee, other than by will or by the laws of descent and distribution.

   By contrast, if the holder of a non-qualified option exercises the option, the holder will be required to recognize taxable income on the date of exercise. The taxable income is equal to the difference between the fair market value of the shares acquired by exercising the option and the exercise price of the option. We are then entitled to a corresponding tax deduction.

   At May 31, 2000, options to purchase 1,358,882 shares of common stock were outstanding under the stock incentive plan and 1,071,312 shares remained available for future option grants. The weighted average exercise price for these outstanding options is $3.14 per share. Most of these outstanding options become exercisable on a schedule at least as rapid as the following:

  . with respect to 25% of the shares subject to the option, on the first anniversary of the date of grant; and

  . with respect to the remaining 75% of the shares subject to the option in twelve equal quarterly installment beginning one calendar quarter after the date of such anniversary.

   These options terminate upon the earliest to occur of the following: 90 days after termination of an optionee's employment, 180 days after an optionee's employment is terminated for any other reason, including retirement, disability or death, and ten years after the grant date. Notwithstanding the foregoing, upon a change of control (for example, a merger or similar transaction or the removal of a majority of the members of our current board of directors) of our company, all unvested portions of options then outstanding will vest in full on that date.

   We intend to grant options for the purchase of up to 598,000 shares of common stock to certain of our directors and employees prior to the closing of this offering at an exercise price equal to the initial public offering price.

   Our board of directors may amend, alter, suspend, or terminate the stock incentive plan at any time, provided, however, that the board must first seek the approval of shareholders, if required by law or regulation, and that of each affected optionee if such amendment, alteration, suspension or termination would adversely affect his or her rights under any option granted prior to that date.

                             PRINCIPAL SHAREHOLDERS

   The following table, sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Securities Exchange Act 1934, as amended, of our common stock, as of June 26, 2000 and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

  . each person who we know owns beneficially more than 5% of our common stock;

  .  each of our directors;

  .  each of our executive officers; and

  .  all of our executive officers and directors as a group.

   The following information gives effect to the conversion of all outstanding shares of our preferred stock into common stock upon the consummation of this offering (assuming no exercise of the over-allotment option).

                                Shares of             Shares of
                              Common Stock          Common Stock
                           Beneficially Owned    Beneficially Owned
                          Before this Offering   After this Offering       Number of           Number of
                          --------------------- ---------------------     exercisable          excluded
Name of Beneficial Owner    Number   Percentage   Number   Percentage options/warrants(1) options/warrants(2)
------------------------  ---------- ---------- ---------- ---------- ------------------- -------------------
Charles Zhang(3)(16)....   8,988,000    33.1%    8,988,000    28.3%          65,000              65,000
Maxtech Enterprises
 Limited(4)(16).........   6,572,894    24.2     6,572,894    20.7          212,675                  --
Intel
 Corporation(5)(16).....   3,350,750    12.3     3,350,750    10.5               --                  --
Edward Roberts(6)(16)...   1,384,097     5.1     1,384,097     4.4            5,200               5,200
James McGregor(7).......          --      --            --      --               --                  --
George Chang(9).........          --      --            --      --               --                  --
Mary Ma(8)..............          --      --            --      --               --                  --
Thomas Gurnee(10).......          --      --            --      --               --             182,000
Alan Li (11)............           *       *             *       *           11,375             170,625
Victor Koo(12)..........           *       *             *       *           87,040             121,867
Edwin Chan(13)..........          --      --            --      --               --              78,000
Gary Zhao(14)...........          --      --            --      --               --              78,000
Xin Ye(15)..............          --      --            --      --
All directors and
 executive officers as a
 group
 (11 persons)...........  10,437,362    38.4%   10,437,362    32.9%         168,615             700,692

---------------------
*  Indicates less than one percent of the common stock
(1) Shows shares of our common stock issuable upon exercise of options that are currently exercisable or are exercisable within 60 days of the date of this prospectus. These shares are included in the total number of shares beneficially owned.
(2) Shows shares of our common stock issuable upon exercise of options that will not be exercisable within 60 days of the date of this prospectus. These shares are not included in the total number of shares beneficially owned.
(3) Dr. Zhang's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright Chiina Chang An Building, Beijing 100005, People's Republic of China.
(4) A British Virgin Islands corporation that is wholly-owned by Morningside Technologies Inc., a Cayman Islands corporation, which is in turn wholly-owned by Morningside CyberVentures Holdings Limited, a British Virgin Islands corporation, which is in turn wholly-owned by The NTX-II Trust, an Isle of Man Trust. The trustee of the trust is Verrall Limited, an Isle of Man corporation. Verrall Limited controls indirectly, through The NTX-II Trust, a 100% ownership interest in Maxtech Enterprises Limited, and has sole power to vote and dispose of the shares of Sohu held by Maxtech Enterprises Limited. The address of

   Maxtech Enterprises Limited is Suite 835A, Europort, Gilbraltar. The address of Verrall Limited is c/o Dickinson, Cruickshank & Co., 33/37, Athol Street, Douglas IM1 1LB, Isle of Man.
(5) Intel Corporation's address is 2200 Mission College Boulevard, Santa Clara, CA 95052, U.S.A.
(6) Dr. Roberts' address is c/o M.I.T. Sloan School of Management, 50 Memorial Drive, E52-535, Cambridge, MA 02142-1347, U.S.A.
(7) Mr. McGregor's address is c/o Dow Jones China, Unit 1101, Tower A, Beijing Ke Lun Building, 12A Guanghua Lu, Chaoyang District, Beijing 100020, People's Republic of China.
(8) Ms. Ma's address is c/o Legend Holdings Limited, 20/F, Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong.
(9) Mr. Chang's address is c/o Morningside Asia Advisory Limited, Room 2311, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong.
(10) Mr. Gurnee's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(11) Mr. Li's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(12) Mr. Koo's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(13) Mr. Chan's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(14) Mr. Zhao's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(15) Mr. Ye's address is c/o Sohu.com Inc., 7 Jianguomen Nei Avenue, Suite 1519, Tower 2, Bright China Chang An Building, Beijing 100005, People's Republic of China.
(16) These shareholders and certain other shareholders are parties to a voting agreement. Under the agreement (i) Dow Jones and Intel may each nominate one director to our board of directors; (ii) Harrison Enterprises and Maxtech Enterprises may jointly nominate one director to our board of directors; (iii) all parties to the agreement will vote the voting securities owned by them in favor of the nominees specified above; and
     (iv) none of parties will vote to remove any director nominated in accordance with the stockholders' voting agreement, other than for cause, without the consent of the party or parties entitled to nominate the director. For each of Dow Jones and Intel, its nomination rights will terminate when it no longer holds at least 50% of the preferred stock it had purchased or at least 50% of the common stock into which any such preferred stock has been converted. For Harrison Enterprises and Maxtech Enterprises, their joint nomination rights will terminate when, between them, they no longer hold at least 50% of the preferred stock they had purchased or at least 50% of the common stock into which any such preferred stock has been converted. The nomination rights for all parties will terminate in their entirety when none of (x) Harrison Enterprises and Maxtech Enterprises collectively, (y) Dow Jones or (z) Intel holds at least 50% of the preferred stock originally purchased or at least 50% of the common stock into which any such preferred stock has been converted.

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                           RELATED PARTY TRANSACTIONS

   We have entered into an agreement whereby we provide Internet advertising and promotional services to a subsidiary of Intel Corporation, one of our shareholders. The total amount of revenue recorded under this agreement was $0, $175,000 and $178,000 for the years ended December 31, 1997, 1998 and 1999, respectively. During 1999, affiliates of Maxtech Enterprises Limited, one of our shareholders, provided certain professional and managerial services to us. The estimated fair value of these services was approximately $60,000 for the year ended December 31, 1999. In connection with these services, Maxtech received a warrant from us in October 1999 giving it the right to purchase 212,675 shares of our common stock at a price of $2.351 per share. This warrant is exercisable during the two year period from the date of its issuance.

   Sohu, Dr. Charles Zhang and holders of our Series A, B, B-1 and C preferred stock are parties to the second amended and restated stockholders' voting agreement. This agreement provides that, among other things:

  . Dow Jones and Intel may each nominate one director to our board of directors;

  . Harrison Enterprises and Maxtech Enterprises may jointly nominate one director to our board of directors;

  . all of the parties will vote the voting securities owned by them in favor of the nominees specified above; and

  . none of the parties will vote to remove any director nominated in accordance with the stockholders' voting agreement, other than for cause, without the consent of the party entitled to nominate the director.

   The parties to the stockholders' voting agreement, with the exception of Dr. Charles Zhang, together with Hikari Tsushin, Inc., Internet Creations Limited, a subsidiary of Pacific Century Cyberworks Limited, and Legend New-Tech Investment Limited, a subsidiary of Legend Holdings Limited, have entered into the third amended and restated investor rights agreement. This agreement provide that, among other things:

  . parties holding more than 20% of our outstanding common stock (excluding shares of common stock acquired by our founding shareholders pursuant to the exercise of stock options or warrants or the conversion of preferred stock) have the right to require the filing of a registration statement with the Securities and Exchange Commission during any period, and no more than two over any period, to register for sale shares of our common stock owned by them;

  . parties proposing to sell common stock at an aggregate price to the public of $500,000 or more have the right to require the filing of a Form S-3 registration statement with the Securities and Exchange Commission during any period to register for sale the shares of common stock owned by them; and

  . all parties have rights to participate in registration statements filed by Sohu for the sale of our common stock in an underwritten offering for its own account or for the account of other shareholders;

  . however, we are not obligated to file a registration statement with the SEC if, within the six month period preceding the date of the request for registration, we have already effected a registration statement in accordance with the terms of the agreement.

   The existence and exercise of these registration rights may make it more difficult for us to arrange future financing and may have an adverse effect on the market price of our common stock. See "Description of Capital Stock --
 Registration Rights".

   During 1999, Kummell Investments Limited, an affiliate of Maxtech Enterprises, extended a one-time $1,500,000 loan to us. This loan was subsequently converted into 829,434 shares of our Series C preferred stock as part of our Series C preferred stock financing.

   On July 12, 2000, Dr. Charles Zhang, our founder, President and Chief Executive Officer, agreed with Pacific Century Cyberworks Limited, an affiliate of one of the holders of our Series D preferred stock, to procure Sohu.com Inc. to purchase within a period of three years not less than $6.0 million of services, including but not limited to, broadband, web distribution, advertising, consultancy services and such other services, from Pacific Century Cyberworks Limited and its affiliated group companies at their then current fees and charges.

   During June 2000, we and our wholly owned PRC subsidiary, Beijing ITC, entered into a series of agreements with Beijing Sohu and Beijing Sohu's two shareholders. Beijing Sohu is a PRC company that is 80% owned by Dr. Charles Zhang, our founder, President and Chief Executive Officer, and 20% owned by Ms. Jinmei He, an executive officer of Beijing ITC.

 Cooperation Agreement

   Under this agreement, Beijing Sohu agreed to provide to Beijing ITC, for a
monthly service fee of RMB     Internet information services including the
following:

  . providing, collecting, classifying, editing, supervising and disseminating content for use by Beijing ITC on the www.sohu.com Web site;

  . collecting and supervising the original content that Beijing ITC may use to develop the digitalized content to be released in online and wireless access protocol, or WAP, versions;

  . upon consultation with Beijing ITC, developing and entering into new content supplier relationships;

  . providing online space for use by Beijing ITC in conducting its online advertising and commerce activities on the www.sohu.com Web site;

  . providing Beijing ITC with other internet information services reasonably requested by Beijing ITC.

   The monthly service fee is subject to periodic adjustment as agreed by the parties. The parties intend that the fee will be an amount necessary to reimburse Beijing Sohu for all its costs and expenses incurred in conducting its content operations under the cooperation agreement.

   Moreover, in order to allow Beijing Sohu to provide the services described above, Beijing ITC has granted to Beijing Sohu and will assist Beijing Sohu in obtaining from our company, the following licenses by agreements to be separately signed for a fixed monthly fee:

  . domain name licenses for the non-exclusive use of the www.sohu.com and www.sohu.com.cn domain names;

  . trade name and trademark license for the non-exclusive use of the English and Chinese language versions of the "Sohu" name and trademark; and

  . copyright license for the non-exclusive use of our overall Web site design and the digitalized content developed and owned by Beijing ITC to be released in online and WAP versions.

   All of the licenses granted above are granted only for Beijing Sohu's services to be provided to Beijing ITC pursuant to this agreement in China.

   Beijing Sohu is responsible for obtaining and maintaining the necessary operating permits, including an information services permit, an online news dissemination permit, if required, and computer network security registrations and complying with PRC law regarding the distribution of content on our Web site.

   In order to support Beijing Sohu's operations and services, Beijing ITC has agreed that it will provide exclusive technical services to Beijing Sohu in the following areas:

  .  portal Web site technology;

  .  Web site server application software;

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

  .  solutions for system operations; and

  .  training for technical personnel and provision for technical consulting.

   In addition, Beijing Sohu agreed to rely exclusively on Beijing ITC's technical support and services and will enter into a separate agreement for the specifics of these services.

   The cooperation agreement has a term of 20 years, and may be terminated by either party upon (i) a breach of the agreement that is not remedied within ten days after notice of the breach has been provided by the non-breaching party to the breaching party, or (ii) a force majeure event that continues for 30 days or more and makes it impossible for one or both parties to continue performing under the agreement.

   Beijing Sohu also has agreed that without Beijing ITC's written consent, Beijing Sohu may not transfer, mortgage or sub-license to any third party or use for the benefit of any third party any of its rights under this agreement and may not use the rights granted under this agreement in any way detrimental to the commercial reputation of Beijing ITC.

   Each party's obligations under this agreement can be excused from performance upon a force majeure event, which is defined to include unforeseeable and unavoidable events, including hacker attacks.

   This agreement is governed by PRC law and disputes arising under this agreement will be subject to arbitration proceedings in China.

 Assets and Business Restructuring Agreement

   Under this agreement, Beijing ITC agreed to, among other things, do the following:

  . transfer all ten of its content-related servers and related equipment to Beijing Sohu for an amount equal to the net book value of the servers and the equipment as audited by our accountants, which we estimate to be approximately RMB740,000 and is payable six months after the transfer date;

  .  assign up to 25 of its content editors and supervisors to Beijing Sohu.

   In return, Beijing Sohu agreed to, among other things, the following:

  . use the content-related servers and related equipment solely for the purpose of providing information services to our www.sohu.com Web site in China; and

  . be responsible for the compensation, welfare and employment of the content editors and supervisors assigned to Beijing Sohu.

   The assets and business restructuring agreement has a term of 20 years, and may be terminated by either party upon (1) a breach of the agreement that is not remedied within ten days after notice of the breach has been provided by the non-breaching party to the breaching party or (2) a force majeure event that continues for 30 days or more and makes it impossible for one or both parties to continue performing under the agreement.

   Each party's obligations under this agreement can be excused from performance upon a force majeure event, which is defined to include unforeseeable and unavoidable events, including hacker attacks.

   This agreement is governed by PRC law and disputes arising under with this agreement will be subject to arbitration proceedings in China.

 Option Agreement

   Beijing ITC entered into an exclusive twenty year option agreement with the shareholders of Beijing Sohu, Dr. Charles Zhang and Ms. Jinmei He. Under this agreement, Beijing ITC or a third party designated by Beijing ITC will have the right, at any time, subject to the laws of the PRC, including any applicable

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

restrictions on foreign investment, to purchase from Dr. Zhang and Ms. He at an aggregate price of RMB2,000,000, their entire ownership interest in Beijing Sohu. The option may be exercised in whole or in part on one or more occasions. This agreement expires upon the earlier of twenty years after its execution and the date on which the entire ownership interest of Beijing Sohu is acquired by Beijing ITC.

   This agreement is governed by PRC law and disputes arising under this agreement will be subject to arbitration proceedings in China.

 Loan Agreements

   We entered into a loan agreement for $176,000 with Dr. Charles Zhang and a loan agreement for $43,000 with Ms. Jinmei He. The sole purpose of these loans is to help them fund their additional equity investments in Beijing Sohu as a result of our corporate restructuring. The loans will not bear any interest, will have a term of ten years and will be repayable in full at maturity. In the event Beijing ITC or its designee purchases shares of Beijing Sohu pursuant to the option agreement described above, the net proceeds to Dr. Zhang and Ms. He from the sale of shares will be applied towards partial repayment of the loans. Dr. Zhang and Ms. He have pledged all of their shares in Beijing Sohu to us as security for the loans.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Future sales of substantial amounts of our stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our stock.

   Upon completion of this offering, we expect to have 31,224,216 shares of common stock outstanding or 31,914,216 shares if the U.S. underwriters and international managers fully exercise their over-allotment option to purchase additional shares. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by one of our affiliates. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All shares of common stock outstanding prior to this offering are "restricted securities", as such term is defined under Rule 144, because they were issued in private transactions not involving a public offering. These shares may not be sold in the absence of registration other than in accordance with Rule 144 or Rule 701 under the Securities Act or another exemption form registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our executive officers and directors and most of our preferred shareholders, together holding approximately 98% of our shares outstanding without giving effect to this offering, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

Rule 144

   In general, under Rule 144 if a period of at least one year has elapsed since the later of the date the restricted shares were acquired from Sohu and the date they were acquired from an affiliate, then the holder of such restricted shares, including an affiliate, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

  .  one percent of the then outstanding shares; and

  . the average weekly reported volume of trading of such shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

   The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to:

  .  the manner of such sales;


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

  .  notices of such sales; and

  .  the availability of current public information concerning Sohu.

Rule 144(k)

   Under Rule 144 (k), a holder of restricted shares may sell shares immediately without regard to the volume limitations and other restrictions described above if:

  . a period of at least two years has passed between the later of (1) the date restricted securities were acquired from Sohu and (2) the date they were acquired from an affiliate, as applicable;

  .  the holder is not an affiliate at the time of the sale; and

  . the holder has not been an affiliate for at least three months prior to the sale.

   Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description.

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares of common stock from us in connection with a compensatory share plan or other written agreement may be eligible to resell such shares 90 days after the closing of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. Beginning 90 days after the date of this prospectus, approximately, 1,260,000 shares acquired upon exercise of options issued under our stock option plan will be outstanding and eligible for sale in reliance upon Rule 701. Additional shares may be available if options are exercised in the 180-day period following the date of this prospectus.

Registration Rights

   After completion of this offering, the holders of approximately 17,200,000 shares of common stock, or their transferees, will be entitled to exercise rights to cause us to register those shares for resale under the Securities Act. These holders have these registration rights under the provisions of a registration rights agreement that was entered into in connection with the private placement of our Series B, Series B-1, Series C and Series D preferred stock. These rights cover the shares of common stock into which the preferred stock will be converted upon completion of this offering, as well as any shares obtained by these shareholders from time to time after this offering. Registration of these shares of our common stock would permit the sale of these shares without regard to the restrictions of Rule 144. For a further description of these registration rights, see the "Certain Relationships" section of this prospectus.

Stock Incentive Plan

   Immediately after this offering, we intend to file a registration statement under the Securities Act covering 2,340,000 shares of common stock reserved for issuance under our stock incentive plan. This registration statement is expected to be filed as soon as practicable after the closing of this offering.

   Through May 31, 2000, options to purchase a total of 1,358,882 shares had been issued and are outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume and other limitations applicable to our affiliates and, in the case of some of the options, the expiration of lockup agreements.

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

                          DESCRIPTION OF CAPITAL STOCK

General

   Our sixth amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, authorize the issuance of up to 75,400,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our board of directors. The following summarizes the terms and provisions of our capital stock upon the closing of this offering. The summary is not complete, and you should read the forms of our sixth amended and restated certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part. As of May 31, 2000, 9,415,666 shares of common stock were issued and outstanding, 14,194,440 shares of convertible preferred stock (Series A, B, B-1, C and D) convertible into 17,208,550 shares of common stock were issued and outstanding and options and warrants to purchase 1,616,654 shares of common stock were issued and outstanding.

Common Stock

   Under our sixth amended and restated certificate of incorporation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. They do not have cumulative voting rights, so that holders of a plurality of the shares of common stock present at a meeting at which a quorum is present will be able to elect all of our directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding common stock will constitute a quorum. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of legally available funds. In case of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after payment of all of our liabilities and liquidation preference of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. After the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

   Our board of directors will be authorized to issue preferred stock in one or more series and to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of each series. Because the board of directors will have the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company.

Registration Rights

   A number of our shareholders are parties to the third amended and restated investor rights agreement. Under the terms of the agreement, parties holding at least 20% of the then outstanding shares of the common stock subject to the agreement have the right to require the filing, on no more than two occasions and not more than once in any six-month period, of a registration statement with the SEC to register for sale shares of common stock owned by them. Furthermore, if we become eligible to file registration statements on Form S-3, parties to the agreement proposing to sell common stock at an aggregate price to the public of US$500,000 or more have the right to require us to file a registration statement on Form S-3 under the Securities Act to register for sale shares of

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common stock owned by them. We will not be required to effect any Form S-3 registration more than once in any six-month period. Shareholders who are parties to the agreement will be entitled to require us to register the common stock owned by them when we register common stock for our own account or the account of other shareholders. This type of registration right is commonly known as a "piggyback" registration right.

   The foregoing registration rights are subject to certain conditions and limitations, including:

  . the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by shareholders with registration rights to be included in any demand, Form S-3 or piggyback registration; and

  . our right to delay for up to 90 days the filing or effectiveness of a registration statement pursuant to a demand for registration if the board of directors determines that the registration would not be in our best interest at that time.

   We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. Registration of any of the shares of common stock held by shareholders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately after effectiveness of the registration. We have agreed to indemnify the holders of registration rights in connection with demand, Form S-3 and piggyback registration under the terms of the third amended and restated investor rights agreement.

Anti-Takeover Effects of Delaware Law and Our Sixth Amended and Restated Certificate of Incorporation and Bylaws

 Section 203 of the Delaware General Corporation Law

   We must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner.

   A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between our company and an interested shareholder is prohibited unless it satisfies one of the following three conditions:

  . our board of directors must have previously approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

  . upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; or

  . the business combination is approved by our board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

   Provisions of our sixth amended and restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best

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interest, including those attempts that might result in a premium over the market price for the shares of common stock held by our shareholders.

 Classified Board of Directors

   Our sixth amended and restated certificate of incorporation provides that the number of directors shall be determined in accordance with the bylaws. Upon the completion of this offering, our board of directors will be divided into two classes of directors serving staggered two-year terms. As a result, approximately one-half of the board of directors will be elected each year. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. In addition, our board of directors may be removed only for cause. These provisions, when coupled with the provision of our sixth amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

 Stockholder Action; Special Meetings of Shareholders

   Our sixth amended and restated certificate of incorporation eliminates the ability of shareholders to act by written consent. It further provides that special meetings of our shareholders may be called only by the chairman of the board, president or a majority of the board of directors. These provisions may render it more difficult for shareholders to take action opposed by the board of directors.

 Advance Notice Requirements for shareholder Proposals and Director Nominations

   Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to shareholders or made public, whichever first occurs. In the case of a special meeting of shareholders called for the purpose of electing directors, notice by the shareholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meting was made, whichever first occurs. Our amended and restated bylaws also specify certain requirements as to the form and content of a shareholder's notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

 Supermajority approvals

   Our amended and restated by laws provide that the provisions of our certificate of incorporation referred to above will not be able to be altered without approval by our stockholders holding not less than 80% of the voting power of the outstanding shares.

 Authorized But Unissued Shares

   The authorized but unissued shares of preferred stock are available for future issuance without shareholder approval. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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 Indemnification, and Limitation of Liability for Directors and Officers

   Our sixth amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the laws of the State of Delaware. Our charter also provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended.

   The indemnification rights conferred by our certificate of incorporation are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. We will also provide liability insurance for our directors and officers for certain losses arising from claims or charges made against them, while acting in their capacities as directors or officers.

Transfer Agent and Registrar

   Our transfer agent is The Bank of New York.

                                    TAXATION

Certain United States Tax Consequences to Non-U.S. Holders of Common Stock

   This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

  .  a nonresident alien individual,

  .  a foreign corporation,

  .  a foreign partnership, or

  . an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

   This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.


 You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.


Dividends

   Generally, a percentage of any dividend paid by a United States corporation that received at least 80% of its gross income from one or more active foreign businesses for the three tax years before the tax year in which the dividend is paid (or, if the corporation has no gross income for such three-year period, in the tax year in which the dividend is paid) is not subject to withholding of United States federal income tax. The applicable percentage is determined by dividing the corporation's foreign gross income for the testing period by the corporation's total gross income for that period. Any remaining portion of the dividend would be subject to withholding tax as described below. We believe that we are likely to satisfy the 80% foreign business requirement, but this conclusion is a factual determination made annually and no assurances can be made that we will do so.

   Except for that portion of any dividend not subject to withholding as described above and except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Under currently effective United States Treasury regulations, for purposes of determining if dividends are subject to the 30% withholding tax, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the person making the payment has knowledge to the contrary. Under current interpretations of United States Treasury regulations, this presumption also applies for purposes of determining whether a lower withholding rate applies under an income tax treaty.

   Under United States Treasury regulations that will generally apply to dividends paid after December 31, 2000, you must satisfy certain certification requirements in order to claim the benefit of a lower treaty rate. Additionally, if you are a partner in a foreign partnership that holds the common stock, you, in addition to the foreign partnership, must satisfy the certification requirements and the partnership must provide certain information as well. The Internal Revenue Service will apply a look-through rule in the case of tiered partnerships.

   If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

   If the dividends are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment, or in the case of an individual a "fixed base", that you maintain in the United States, then the dividends generally are not subject to withholding tax, provided you file the appropriate Internal Revenue Service form with the payor. Instead, "effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

   If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

  . the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment, or in the case of an individual a "fixed base", that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

  . you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are satisfied, or

  . we are or have been a "United States real property holding corporation" for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

   If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

   We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

   Common stock held by an individual who is a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   Under currently applicable law, if you are a non-U.S. holder, dividends paid to you at an address outside the United States will not be subject to United States information reporting requirements or backup withholding tax. Beginning with respect to payments made after December 31, 2000, a non-U.S. holder will be entitled to such exemption only if the non-U.S. holder provides a Form W-8 (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder) or otherwise establishes an exemption.

   If you sell your common stock outside of the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

  .  is a United States person,

  . derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States,

  . is a "controlled foreign corporation" as to the United States, or with respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year:

    -- one or more of its partners are U.S. persons, as defined in United
       States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership, or

    -- at any time during its tax year, the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person or you otherwise establish an exemption.

   If you receive payments of the proceeds of a sale of common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you certify, under penalties of perjury, that you are a non-U.S. person or you otherwise establish an exemption.

   You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative for the U.S. underwriters and Credit Suisse First Boston (Hong
Kong) Limited is acting as representative for the international managers, the following respective number of shares of common stock:

                                                                        Number
      U.S. Underwriters                                                of Shares
      -----------------                                                ---------
Credit Suisse First Boston Corporation................................ 1,564,000
BOCI Asia Limited.....................................................   368,000
Donaldson, Lufkin & Jenrette Securities Corporation...................   368,000
                                                                       ---------
  Subtotal............................................................ 2,300,000
                                                                       ---------

                                                                        Number
      International Managers                                           of Shares
      ----------------------                                           ---------
Credit Suisse First Boston (Hong Kong) Limited........................ 1,564,000
BOCI Asia Limited.....................................................   368,000
Donaldson, Lufkin & Jenrette Asia Limited.............................   368,000
                                                                       ---------
  Subtotal............................................................ 2,300,000
                                                                       ---------
    Total............................................................. 4,600,000
                                                                       =========

   The U.S. offering and the international offering are each conditioned upon the closing of the other.

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments by the non-defaulting underwriters may be increased or this offering of common stock may be terminated.

   We have granted the underwriters a 30-day option to purchase on a pro rata basis up to 690,000 additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.54 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions
 paid by us.............      $0.91          $0.91        $4,186,000     $4,813,900
Expenses payable by us..      $0.60          $0.52        $2,765,811     $2,765,811

   We will reimburse certain expenses of the underwriters incurred in connection with this offering.

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of our common stock being offered.

   Pursuant to an agreement between the U.S. underwriters and international managers, each U.S. underwriter has agreed that, as a part of its distribution of the common stock and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of common stock or distribute any prospectus relating to the common stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each international manager has agreed that, as part of its distribution of the common stock and subject to permitted exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of common stock or distribute any prospectus relating to the common stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. underwriters and international managers. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction; "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction; and an offer or sale shall be in the United States or Canada if its is made to (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

   Each of the international managers severally represents and agrees that:

   In the United Kingdom:

  . it has not offered or sold, and prior to the date six months after the date of issue of the common stock will not offer or sell, any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995;

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom;

  . it has only issued or passed on and will only issue or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on;

   In Japan:

  . it has not offered or sold and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident of Japan any shares of common stock, except (1) under an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law;

  . it will send to any dealer who purchases from it any shares of common stock a notice stating in substance that, by purchasing such shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any shares of common stock, directly or indirectly, in Japan or to or for the account of any resident thereof except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that the dealer will send to any other dealer to whom it sells any shares of common stock a notice containing substantially the same statement as is contained in this sentence;

   In Hong Kong:

  . it has not offered or sold and will not offer or sell any shares of common stock in Hong Kong by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong;

  . it has not issued and will not issue any initiation or advertisement relating to the common stock in Hong Kong, except if permitted to do so by the securities law of Hong Kong, other than with respect to shares of common stock intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of shares whether as principal or agent; and

   In Singapore:

  . it has not and will not offer or sell any shares of common stock or distribute any document or other material relating to the common stock, either directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore,
     (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Companies Act, Chapter 50 of Singapore or (3) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Companies Act, Chapter 50 of Singapore.

   A copy of this prospectus has been lodged with the Registrar of Companies and Businesses in Singapore as an information memorandum for the purposes of
Section 106D of the Companies Act Chapter 50 of Singapore. The Registrar of Companies and Businesses in Singapore takes no responsibility as to the contents of this document.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   Our executive officers and directors and most of our preferred shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering price, up to 230,000 shares of the common stock to be sold in this offering, to strategic partners, consultants and friends and family of our officers. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   The underwriters have agreed to reimburse certain of our expenses incurred in connection with this offering.

   BOCI Asia Limited is not a U.S. registered broker-dealer and, therefore, does not intend to effect any sales of shares in the United States.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

   Our common stock has been approved for quotation on The Nasdaq Stock Market's National Market under the symbol "SOHU".

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives and does not reflect the market price for our common stock following this offering. Among the principal factors considered in determining the initial public offering price will be:

  . the information in this prospectus and otherwise available to the representatives;

  .  market conditions for initial public offerings;

  .  the history of and prospects for the industry in which we will compete;

  .  our past and present operations;

  .  our past and present earnings and current financial position;

  .  the ability of our management;

  .  our prospects for future revenues and earnings;

  .  the present state of our development;

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  . the general condition of the securities markets at the time of this offering.

   We can offer no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

   The representatives on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at anytime.

   A prospectus in electronic format will be made available on the Web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are effected. Accordingly, any resale of the securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

   Each purchaser of securities in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such securities without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any securities acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of securities acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and with respect to the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

                            VALIDITY OF COMMON STOCK

   The validity of the common stock will be passed upon for Sohu.com Inc. by Sullivan & Cromwell, Hong Kong and New York, New York. Certain legal matters under U.S. federal and New York law will be passed upon for the underwriters by Cravath, Swaine & Moore, Hong Kong and New York, New York. Certain legal matters as to PRC law will be passed upon for Sohu.com Inc. by TransAsia Lawyers, Beijing and for the underwriters by Commerce & Finance Law Offices, Beijing.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. We have included in this prospectus descriptions concerning PRC laws and regulations and our regulatory compliance in reliance upon the opinion of TransAsia Lawyers and their authority as experts in PRC legal matters.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered in this offering. This prospectus does not contain all of the information in the Registration Statement and the exhibits. We have omitted certain portions pursuant to the rules and regulations of the Securities and Exchange Commission.

   As a result of this offering, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we will file reports and other information with the Securities and Exchange Commission.

   For further information with respect to us and the shares being offered in this offering, please refer to the Registration Statement, including the exhibits filed therewith. You can inspect and copy the Registration Statement and the exhibits as well as other reports and information at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the regional offices of the Securities and Exchange Commission at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Further information on the operation of the Public Reference Room in Washington, D.C. can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

   The Securities and Exchange Commission also maintains a Web site that contains reports, proxy statements and other information about issuers, such as Sohu.com Inc., who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to give any information or make any representation about us or this offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to buy, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                                 SOHU.COM INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999 and March
 31, 2000 (unaudited); and Pro forma March 31, 2000 (unaudited)..........  F-3
Consolidated Statements of Operations for each of the three years ended
 December 31, 1997, 1998 and 1999 and for each of the three month periods ended March 31, 1999 (unaudited) and 2000 (unaudited)...................  F-4
Consolidated Statements of Cash Flows for each of the three years ended
 December 31, 1997, 1998 and 1999 and for each of the three month periods ended March 31, 1999 (unaudited) and 2000 (unaudited)...................  F-5
Consolidated Statements of Stockholders' Equity (Deficit) for each of the three years ended December 31, 1997, 1998 and 1999 and for the three month period ended March 31, 2000 (unaudited)...........................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sohu.com Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity (deficit) expressed in U.S. dollars present fairly, in all material respects, the financial position of Sohu.com Inc. (the "Company") and its subsidiary at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers

Beijing, People's Republic of China
February 2, 2000, except for Note 17 which is as of June 22, 2000

                                 SOHU.COM INC.

                          CONSOLIDATED BALANCE SHEETS
            (Amounts in thousands of US dollars, except share data)

                                                                      Pro Forma
                                 December 31, December  31, March 31, March 31,
                                     1998         1999        2000      2000
                                 ------------ ------------- --------- ---------
                                                                (unaudited)
             ASSETS
Current assets:
  Cash and cash equivalents.....    $1,232       $3,924      $33,106   $33,106
  Accounts receivable, net......        68          401          776       776
  Accounts receivable-related
   parties......................       158           37           --        --
  Prepaid and other current
   assets.......................        49          126          241       241
                                    ------       ------      -------   -------
    Total current assets........     1,507        4,488       34,123    34,123
Fixed assets, net...............       236          999        2,227     2,227
Other assets, net...............        35        1,589        1,761     1,761
                                    ------       ------      -------   -------
                                    $1,778       $7,076      $38,111   $38,111
                                    ======       ======      =======   =======
  LIABILITIES AND SHAREHOLDERS
        EQUITY (DEFICIT)
Current liabilities:
  Short-term loan...............    $   --       $   --      $ 2,899   $ 2,899
  Accounts payable..............        72          500        1,039     1,039
  Accrued liabilities...........       132        1,411        1,384     1,384
                                    ------       ------      -------   -------
    Total current liabilities...       204        1,911        5,322     5,322
Commitments and contingencies
 (Note 11)
Series B Mandatorily Redeemable
 Convertible Preferred Stock:
 $0.001 par value per share
 (5,400,733 shares authorized;
 5,394,454, 5,400,733 and
 5,400,733 shares issued and
 outstanding at December 31,
 1998 and 1999 and March 31,
 2000 (unaudited), no shares
 issued and outstanding on a Pro
 Forma basis at March 31, 2000
 (unaudited))...................     2,362        2,831        2,947        --
Series C Mandatorily Redeemable
 Convertible Preferred Stock:
 $0.001 par value per share
 (4,807,101 shares authorized;
 3,846,718 issued and
 outstanding at December 31,
 1999 and March 31, 2000
 (unaudited), no shares issued
 and outstanding on a Pro Forma
 basis at March 31, 2000
 (unaudited))...................                  7,376        7,721        --
Series D Mandatorily Redeemable
 Convertible Preferred Stock:
 $0.001 par value per share
 (2,021,989 shares authorized,
 issued and outstanding at March
 31, 2000 (unaudited), no shares
 issued and outstanding on a Pro
 Forma basis at March 31, 2000
 (unaudited)) ..................        --           --       31,053
                                    ------       ------      -------   -------
    Total Mandatorily Redeemable
     Convertible Preferred
     Stock......................     2,362       10,207       41,721        --
Shareholders' equity (deficit):
  Series A Preferred Stock:
   $0.001 par value per share
   (2,925,000 shares authorized,
   issued and outstanding at
   December 31, 1998 and 1999
   and March 31, 2000
   (unaudited), no shares issued
   and outstanding on a Pro
   Forma basis at March 31, 2000
   (unaudited)).................         3            3            3        --
  Common Stock: $0.001 par value
   per share (75,400,000 shares
   authorized; 9,265,347,
   9,415,666 and 9,415,666
   shares issued and outstanding
   at December 31, 1998 and 1999
   and March 31, 2000
   (unaudited); and 26,624,216
   shares issued and outstanding
   on a Pro Forma basis at
   March 31, 2000 (unaudited)...         9            9            9        26
Additional paid-in capital......       248          382        2,265    43,972
Deferred compensation and
 other..........................        --          (22)      (1,700)   (1,700)
Accumulated deficit.............    (1,048)      (5,414)      (9,509)   (9,509)
                                    ------       ------      -------   -------
    Total shareholders' equity
     (deficit)..................      (788)      (5,042)      (8,932)   32,789
                                    ------       ------      -------   -------
                                    $1,778       $7,076      $38,111   $38,111
                                    ======       ======      =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SOHU.COM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (Amounts in thousands of US dollars, except share data)

                                        Year ended               Three months Ended
                          -------------------------------------- -------------------
                          December 31, December 31, December 31, March 31, March 31,
                              1997         1998         1999       1999      2000
                          ------------ ------------ ------------ --------- ---------
                                                                     (unaudited)
Revenues (including
 related party amounts
 of $0, $175, $178, $20
 (unaudited) and $36
 (unaudited))...........     $   78       $  472      $ 1,617     $  233    $   842
Costs and expenses:
 Cost of revenues.......         19          215        1,576        172        811
 Product development....         50          208          427         55        348
 Sales and marketing....         94          351        1,758        126      1,533
 General and
  administrative
  (including related
  party amounts of $60
  in 1999)..............         75          308        1,270        163        516
 Stock-based
  compensation*.........        --           --            46        --         201
                             ------       ------      -------     ------    -------
   Total costs and
    expenses............        238        1,082        5,077        516      3,409
                             ------       ------      -------     ------    -------
 Operating loss.........       (160)        (610)      (3,460)      (283)    (2,567)
 Interest income........        --            23           25          7         31
 Interest expense-
  related party.........        --           (28)         (14)       --         --
                             ------       ------      -------     ------    -------
Net loss................       (160)        (615)      (3,449)      (276)    (2,536)
Accretion on Series B, C
 and D mandatorily
 redeemable convertible
 preferred stock........        --          (244)        (917)      (114)    (1,559)
                             ------       ------      -------     ------    -------
Net loss attributable to
 common stockholders....     $ (160)      $ (859)     $(4,366)    $ (390)   $(4,095)
                             ======       ======      =======     ======    =======
Basic and diluted net
 loss per share
 attributable to common
 stockholders...........     $(0.02)      $(0.09)     $ (0.47)    $(0.04)   $ (0.43)
                             ======       ======      =======     ======    =======
Shares used in computing
 basic and diluted net
 loss per share.........      9,100        9,224        9,328      9,265      9,416
                             ======       ======      =======     ======    =======
Basic and diluted pro
 forma net loss per
 share (unaudited)......                              $ (0.16)              $ (0.10)
                                                      =======               =======
Shares used in computing
 basic and diluted pro
 forma net loss per
 share (unaudited)......                               21,615                25,950
                                                      =======               =======
   Cost of revenues.....     $  --        $  --       $    13     $  --     $     6
   Product development..        --           --            11        --           4
   Sales and marketing..        --           --            14        --          17
   General and
    administrative......        --           --             8        --         174
                             ------       ------      -------     ------    -------
                             $  --         $ --       $    46     $  --     $   201
                             ======       ======      =======     ======    =======

*Stock-based compensation:


  The accompanying notes are an integral part of these consolidated financial statements.

                                 SOHU.COM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            (Amounts in thousands of US dollars, except share data)

                                      Year ended                Three months ended,
                        --------------------------------------- -------------------
                        December 31, December  31, December 31, March 31, March 31,
                            1997         1998          1999       1999      2000
                        ------------ ------------- ------------ --------- ---------
                                                                    (unaudited)
Cash flows from
 operating activities:
 Net loss..............    $(160)       $ (615)      $(3,449)     $(276)   $(2,536)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
  Loss on disposal of
   fixed assets........      --            --              6        --         --
  Depreciation and
   amortization........        3            23           277         23        163
  Services rendered by
   shareholder.........      --            --             60        --         --
  Stock-based
   compensation
   expense.............      --            --             46        --         201
  Amortization of
   discount on
   convertible
   promissory notes....      --             25           --         --         --
Changes in assets and
 liabilities:
 Accounts receivable...      (13)          (55)         (333)      (245)      (374)
 Accounts receivable--
  related parties......      --           (158)          121          8         36
 Prepaids and other
  current assets.......       56           (35)          (77)       (30)      (116)
 Other assets..........       (9)          (26)          (78)       (76)      (237)
 Accounts payable......       23            49           428        (46)       539
 Accrued liabilities...       (1)          114         1,279        301        (27)
                           -----        ------       -------      -----    -------
   Net cash used in
    operating
    activities.........     (101)         (678)       (1,720)      (341)    (2,351)
Cash flows from
 investing activities:
 Acquisition of fixed
  assets...............      (30)         (227)         (942)       (66)    (1,325)
 Acquisition of other
  assets...............      --            --         (1,580)       --         --
 Disposal of fixed
  assets...............      --            --              1        --         --
                           -----        ------       -------      -----    -------
   Net cash used in
    investing
    activities.........      (30)         (227)       (2,521)       (66)    (1,325)
Cash flows from
 financing activities:
 Issuance/(repayment)
  of Convertible
  Promissory Notes--
  related party........      100          (100)        1,500        --         --
 Issuance of Series A
  Preferred Stock......       55           --            --         --         --
 Issuance of Series B
  Mandatorily
  Redeemable
  Convertible Preferred
  Stock................      --          2,118           --         --         --
 Issuance of Series C
  Mandatorily
  Redeemable
  Convertible Preferred
  Stock ...............      --            --          5,426        --         --
 Issuance of Series D
  Mandatorily
  Redeemable
  Convertible Preferred
  Stock................      --            --            --         --      29,959
 Issuance of Common
  Stock................      --              8             7        --         --
 Short-term loan.......      --            --            --         --       2,899
                           -----        ------       -------      -----    -------
 Net cash provided by
  financing
  activities...........      155         2,026         6,933        --      32,858
   Net
    increase/(decrease)
    in cash and cash
    equivalents........       24         1,121         2,692       (407)    29,182
Cash and cash
 equivalents at
 beginning of period...       87           111         1,232      1,233      3,924
                           -----        ------       -------      -----    -------
Cash and cash
 equivalents at end of
 period................    $ 111        $1,232       $ 3,924      $ 826    $33,106
                           =====        ======       =======      =====    =======
Non-cash financing
 activity:
 Conversion of
  convertible
  promissory note and
  accrued interest into
  Series C Mandatorily
  Redeemable
  Convertible Preferred
  Stock................    $ --         $  --        $ 1,514      $ --     $   --
                           =====        ======       =======      =====    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 SOHU.COM INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
            (Amounts in thousands of US dollars, except share data)

                             Series A
                         Preferred Stock    Common Stock                                           Total
                         ---------------- ---------------- Additional   Deferred               Shareholders'
                          Shares           Shares           Paid-in-  Compensation Accumulated    Equity
                          Issued   Amount  Issued   Amount  Capital    and Other     Deficit     (Deficit)
                         --------- ------ --------- ------ ---------- ------------ ----------- -------------
Balance, January 1,
 1997................... 2,210,000  $ 2   9,100,000  $ 9     $  161     $   --       $   (29)     $   143
 Issuance of Series A
  Preferred Stock.......   715,000    1         --   --          54         --           --            55
 Issuance of warrants...       --   --          --   --          25         --           --            25
 Net loss...............       --   --          --   --         --          --          (160)        (160)
                         ---------  ---   ---------  ---     ------     -------      -------      -------
Balance, December 31,
 1997................... 2,925,000    3   9,100,000    9        240         --          (189)          63
 Issuance of common
  stock.................       --   --      165,347  --           8         --           --             8
 Accretion of Series B
  Mandatorily Redeemable
  Convertible Preferred
  Stock.................       --   --          --   --         --          --          (244)        (244)
 Net loss...............       --   --          --   --         --          --          (615)        (615)
                         ---------  ---   ---------  ---     ------     -------      -------      -------
Balance, December 31,
 1998................... 2,925,000    3   9,265,347    9        248         --        (1,048)        (788)
 Issuance of common
  stock.................       --   --      150,319  --           7         --           --             7
 Accretion of Series B
  and C Mandatorily
  Redeemable Convertible
  Preferred Stocks......       --   --          --   --         --          --          (917)        (917)
 Issuance of
  compensatory stock
  options...............       --   --          --   --          67         (67)         --           --
 Amortization of
  deferred
  compensation..........       --   --          --   --         --           46          --            46
 Services rendered by
  shareholder...........       --   --          --   --          60         --           --            60
 Foreign currency
  translation
  adjustment............                                                     (1)         --            (1)
 Net loss...............       --   --          --   --         --          --        (3,449)      (3,449)
                         ---------  ---   ---------  ---     ------     -------      -------      -------
Balance, December 31,
 1999................... 2,925,000  $ 3   9,415,666  $ 9     $  382     $  (22)      $(5,414)     $(5,042)
 Accretion of Series B,
  C and D Mandatorily
  Redeemable Convertible
  Preferred Stock
  (unaudited)...........       --   --          --   --         --          --        (1,559)      (1,559)
 Issuance of
  compensatory stock
  options (unaudited)...       --   --          --   --       1,883      (1,883)         --           --
 Amortization of
  deferred compensation
  (unaudited)...........       --   --          --   --         --          201          --           201
 Foreign currency
  translation adjustment
  (unaudited)...........       --   --          --   --         --            4          --             4
 Net loss (unaudited)...       --   --          --   --         --          --        (2,536)      (2,536)
                         ---------  ---   ---------  ---     ------     -------      -------      -------
Balance, March 31, 2000
 (unaudited)............ 2,925,000  $ 3   9,415,666  $ 9     $2,265     $(1,700)     $(9,509)     $(8,932)
                         =========  ===   =========  ===     ======     =======      =======      =======



   The accompanying notes are an integral part of these financial statements.

                                 SOHU.COM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Amounts in thousands of US dollars, except number of shares and per share data)

1. Organisation and Nature of Operations

   Sohu.com Inc. (the "Company") was incorporated in Delaware, USA in August 1996 under the name of Internet Technologies China, Inc. The Company changed its name to Sohu.com Inc. in September 1999. The Company does not have any substantive operations of its own and substantially all of its primary business operations are conducted through its wholly-owned subsidiary, Sohu ITC Information Technology (Beijing) Co., Ltd., which was incorporated in the People's Republic of China during 1997. The Company offers internet-based advertising and content through its internet portal site, Sohu.com. The Company conducts its business within one industry segment and markets its products and services to clients primarily in the People's Republic of China.

   The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.

2. Summary of Significant Accounting Policies

 (a) Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary incorporated in the People's Republic of China. All intercompany balances and transactions have been eliminated.

 (b) Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 (c) Cash and cash equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

 (d) Fixed assets and depreciation

   Fixed assets, comprising computer hardware and office furniture and equipment, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years.

 (e) Other assets, net

   Other assets includes rental deposits, as well as computer software purchased from unrelated third parties which is being amortized over its estimated useful life of three years. Also included in other assets are direct costs related to the development of the Company's website which have been capitalized and are being amortized over their estimated useful life of three years.

   At December 31, 1999 and March 31, 2000, the Company had incurred approximately $780 and $981 (unaudited), respectively, of transaction expenses relating to the Company's proposed initial public offering

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

which are being deferred and included as other assets. Upon the successful closing of the Company's proposed initial public offering, these costs will be offset against the proceeds of the offering in Additional Paid-In-Capital.

 (f) Impairment of long-lived assets

   The Company reviews long-lived assets based upon expected gross cash flows and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Based on its most recent analysis, the Company believes that there was no impairment of its fixed assets and intangible assets as at March 31, 2000 (unaudited).

 (g) Product development

   Cost incurred in the enhancement of the Company's website and the classification and organization of listings within internet properties and enhancements to existing products are charged to product development expense as incurred. Material software development costs incurred during the application development stage, including the costs related to the development of the Company's website, are capitalized as other assets once technological feasibility has been established. Website development costs are amortized over three years.

 (h) Foreign currency translation

   Foreign currency transactions are translated at the applicable rates of exchange in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. Foreign currency transaction gains and losses were not material for any period presented.

   The Company's functional and reporting currency is the U.S. dollar. The functional currency of the Company's subsidiary in China is the Renminbi ("RMB"). Sales and purchase and other expense transactions are generally denominated in RMB. Accordingly, assets and liabilities of the China subsidiary are translated at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Gains and losses resulting from foreign currency translation, if material, are recorded in a separate component of shareholders' equity. Foreign currency translation adjustments of $0.1, $0.2 and $0.9 in 1997, 1998 and 1999, respectively, are included in Deferred Compensation and Other in the consolidated statement of shareholders equity (deficit) for the periods presented.

 (i) Advertising expense

   Advertising expenses are charged to the income statement when incurred. Included in sales and marketing expenses are advertising costs of $597, $0 (unaudited) and $652 (unaudited) for the year ended December 31, 1999 and three months ended March 31, 1999 and 2000, respectively. Prior to 1999, the Company incurred no advertising costs.

 (j) Revenue recognition

   The Company's revenues are derived principally from the sale of banner advertisements pursuant to short-term contracts. Revenues on banner advertising contracts are recognized ratably over the period in which the advertisement is displayed. Company obligations typically also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

guaranteed impressions are not met within the contractual time period, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. The Company also earns revenue from sponsorship contracts whereby the Company provides services relating to the design, integration and co-ordination of content and links in channels on the Company's Web site. Sponsorship contracts do not generally include an allocation of the contract value among specific services provided, and no such allocation has been made by the Company for the purpose of revenue recognition. Revenue from short-term (i.e., less than 90 days) sponsorship contracts is recognized once the related services have been performed and the channel and related links have been placed on the Company's Web site. Revenue from long-term (i.e., more than 90 days) sponsorship contracts is recognized ratably over the term of the sponsorship agreement. Revenues and costs related to banner development services are recognized upon completion of the contract due to the short time period between when the contract is started and the service is completed.

   For all Company services, revenue is only recognized provided that no significant Company obligations remain at the end of the period and the collection of the resulting receivable is probable.

   Revenue from on-line commercial transactions conducted between third party vendors and customers will be recognized on a net commission basis following both successful on-line verification of customer payment and the shipment of products. Rental fees received from online merchants will be recognized over the term of the rental agreement. Placement fees received for items to be sold on the Company's online auction platform will be recognized as revenue at the time the item is listed. Success fees received for items sold on the Company's online auction platform will be recognized as revenue at the time that the auction is successfully concluded, calculated as a percentage of the final sales transaction value. To date, the Company has not recorded any revenues pursuant to such transactions.

   To date, the Company has not recorded any material revenues from barter transactions. Revenue from barter transactions will be recognized during the period in which the advertisements are displayed on the Company's website, Barter transactions are recorded at the lower of the fair value of the goods or services received or the fair value of the advertisement given.

 (k) Cost of revenues

   Royalties paid to content providers are expensed as incurred and included as cost of revenues. Contracts with content providers generally range from 3 to 36 months in duration and may be terminated by either party upon notice. Certain contracts provide for a guaranteed minimum fee to be paid to the content provider over a specified period of time; such minimum fixed fees are charged to expense over the period in which content is received. In addition to minimum fixed fee arrangements, certain contracts require payments to content providers based on a stated percentage, generally ranging from 15% to 50%, of the related advertising revenues generated. Such payments are expensed as incurred and included as cost of revenues. During 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, cost of revenues includes $0, $0, $94, $4 and $19, respectively, for fixed fees under content provider agreements and $0, $4, $24, $2 and $1, respectively, for variable royalties paid to content providers based on revenues generated.

 (l) Stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123"). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Company's common stock and the amount an employee must pay to acquire the stock, as determined on the date the option is granted. Total compensation cost as determined at the date of option grant

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

is recorded in Shareholders' Equity as Additional Paid-in-Capital with an offsetting entry to Deferred Compensation. Deferred Compensation is amortized on an accelerated basis and charged to expense in accordance with FASB Interpretation No. 28 (FIN 28) over the vesting period of the underlying options, generally ranging from two to four years.

 (m) Income taxes

   Income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realised. As the Company has incurred losses since inception, no provision for income taxes has been made.

 (n) Net loss per share

   The basic net loss per share is computed by dividing the net income or loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income or loss per share is computed by dividing the net income or loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and the conversion of preferred stock, are included in diluted net income or loss per share to the extent such shares are dilutive. The diluted net loss per share is the same as the basic net loss per share for all periods presented as all common equivalent shares have the effect of reducing the net loss per share and thus have not been included.

 (o) Interim results (unaudited)

   The accompanying balance sheet as of March 31, 2000, the statement of operations and of cash flows for the three months ended March 31, 1999 and 2000 and the statement of stockholders' equity (deficit) for the three months ended March 31, 2000 are unaudited. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the results of the interim period. The data disclosed in the notes to the financial statements as of such dates and for such periods are unaudited.

 (p) Pro forma net loss per share (unaudited)

   Pro forma net loss per share for the year ended December 31, 1999 and the three months ended March 31, 2000 are computed using the weighted average number of common shares outstanding, including the pro forma effect, on an as-if-converted basis, of the automatic conversion of Series B, C and D Mandatorily Redeemable Convertible Preferred Stock and Series A Preferred Stock into shares of common stock effective upon the closing of an initial public offering by the Company if and when the aggregate proceeds from the Offering are not less than $20,000 and with a price to the public of at least $14.837 per share. Pro forma diluted net loss per share is computed using the pro forma weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalent shares, composed of shares of common stock issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share as this would reduce the net loss per share.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


 (q) Comprehensive income

   Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, the difference between comprehensive loss and net loss is attributable to foreign currency translation adjustments of $0.1, $0.2, and $0.9 for 1997, 1998 and 1999, respectively. Accordingly, comprehensive loss did not differ materially from net loss for the periods presented.

 (r) Stock split

   On October 15, 1999, the Company's Board of Directors approved a five-for-one stock split of the issued and outstanding common stock, which was effected on October 15, 1999. All shares and per share amounts have been retroactively adjusted to reflect this stock split.

 (s) Proposed initial public offering of common stock and pro forma balance sheet (unaudited)

   In conjunction with an initial public offering of the Company's common stock, (the "Offering"), all of the outstanding shares of Series B, C and D Mandatorily Redeemable Convertible Preferred Stock and Series A Preferred Stock will automatically convert into shares of common stock if and when the aggregate proceeds from the Offering are not less than $20,000 and with a price to the public of at least $14.837 per share. As further discussed in note 18, the minimum per share price at which the Series B, C and D Mandatorily Redeemable Convertible Preferred Stock and Series A Preferred Stock would automatically convert into shares of Common Stock was subsequently modified to $13.00. The pro forma effect of this conversion of preferred stock has been reflected in the accompanying unaudited Pro Forma Consolidated Balance Sheet at March 31, 2000.

3. Risks and Uncertainties

   Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. As of March 31, 2000, substantially all of the Company's cash and cash equivalents were held in two financial institutions; one institution is a federally insured financial institution located in the United States and the second institution is located in the People's Republic of China. At various times, the Company maintains cash balances in excess of United States federally insured limits or in institutions in the People's Republic of China. Accounts receivable are typically unsecured, denominated in Chinese RMB, and are derived from revenues earned from customers primarily located in the People's Republic of China. The Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses. Historically, such losses have been within management's expectations.

   The Company's client base is limited. Revenues from its five largest customers represented 65%, 71%, 34%, 13% (unaudited) and 34% (unaudited) of total revenues for the three years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. These same five customers represent 93%, 43% and 40% (unaudited) of accounts receivable as of December 31, 1998 and 1999 and March 31, 2000, respectively.

   The Company's sales and purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the Bank of China. Remittances in currencies other than RMB by the Company's subsidiary in China must be processed through the Bank of China or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

   The Company faces certain macro-economic and regulatory risks and uncertainties relating to the Company's China operations (see note 11).

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


4. Balance Sheet Components

                                         December 31, December 31,  March 31,
                                             1998         1999        2000
                                         ------------ ------------ -----------
                                                                   (unaudited)
   Accounts receivable, net
     Accounts receivable................     $ 68        $  427      $  836
     Less: Allowance for doubtful
      accounts..........................      --            (26)        (60)
                                             ----        ------      ------
                                             $ 68        $  401      $  776
                                             ====        ======      ======
   Fixed Assets
     Computer equipment.................     $215        $1,029      $2,125
     Office furniture and equipment.....       48           170         399
                                             ----        ------      ------
                                              263         1,199       2,524
     Accumulated depreciation...........      (27)         (200)       (297)
                                             ----        ------      ------
                                             $236        $  999      $2,227
                                             ====        ======      ======
   Other Assets
     Deferred offering costs............     $--         $  780      $  981
     Purchased computer software........      --            669         725
     Website development costs..........      --            131         131
     Rental deposits and other..........       35           113          61
                                             ----        ------      ------
                                               35         1,693       1,898
     Accumulated amortization...........      --           (104)       (137)
                                             ----        ------      ------
                                             $ 35        $1,589      $1,761
                                             ====        ======      ======
   Accrued liabilities
     Compensation and benefits..........     $ 85        $  581      $  758
     Professional services..............       25           657         367
     Others.............................       22           173         259
                                             ----        ------      ------
                                             $132        $1,411      $1,384
                                             ====        ======      ======

5. China contribution plan and profit appropriation

   The Company's subsidiary in China participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company's subsidiary to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution. During 1997, 1998 and 1999, the Company contributed a total of $14, $103, and $470, respectively, to these funds.

   Pursuant to the laws applicable to China's Foreign Investment Enterprises, the Company's subsidiary in China must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP); the other fund appropriations are at the Company's discretion. Since the Company's PRC subsidiary is in a loss position, no appropriations have been made to the general reserve fund.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


6. Borrowings

   During 1999, the Company borrowed $1,500 through the issuance of a convertible promissory note to a preferred shareholder. The note bore interest at an annual rate of 4.79%; during 1999, the Company recognized interest expense of $14. The entire principal amount of the note plus accrued interest was converted automatically into Series C Preferred Stock upon the issuance of Series C Preferred Stock in October, 1999 (see Note 8).

   During 1997, the Company issued promissory notes to preferred shareholders totalling $100. These notes were subject to an annual interest rate of 10%. On March 21, 1998, the Company repaid the principal of $100 and related interest of $3. Warrants to purchase 120,263 shares of common stock at an exercise price of $0.077 per share were issued and vested in connection with the Company's issuance of these promissory notes. The amount of the proceeds attributable to the relative value of the warrants in the amount of $25 was recorded as a discount related to the promissory notes and is reflected as an adjustment to interest expense over the term of the notes. As of March 31, 2000 (unaudited), warrants to purchase 75,166 shares of common stock had been exercised and warrants to purchase 45,097 shares of common stock remained outstanding.

   In March 2000, the Company entered into a $2,899 (unaudited) short-term loan agreement with a PRC financial institution. The loan is denominated in Renminbi and bears annual interest at 6.138%. This loan was fully repaid in April 2000.

7. Series B Mandatorily Redeemable Convertible Preferred Stock

   At December 31, 1999, there were 5,400,733 shares of Series B and Series B-1 Mandatorily Redeemable Convertible Preferred Stock ("Series B Preferred Stock") authorized, issued and outstanding. The following table sets forth the activity related to the Series B Preferred Stock (amounts in thousands of US dollars, except share data):

                                  Series B       Series B-1        Total
                              ---------------- -------------- ----------------
                               Shares   Amount Shares  Amount  Shares   Amount
                              --------- ------ ------- ------ --------- ------
Balance at January 1, 1998...       --  $  --      --   $--         --  $  --
Issuance of preferred shares
 for cash, net of issue
 costs....................... 4,514,887  1,773 879,567   345  5,394,454  2,118
Accretion to estimated
 redemption value............       --     204     --     40        --     244
                              --------- ------ -------  ----  --------- ------
Balance at December 31,
 1998........................ 4,514,887  1,977 879,567   385  5,394,454  2,362
Exercise of warrants.........     6,279      2     --    --       6,279      2
Accretion to estimated
 redemption value............       --     391     --     76        --     467
                              --------- ------ -------  ----  --------- ------
Balance at December 31,
 1999........................ 4,521,166 $2,370 879,567  $461  5,400,733 $2,831
                              ========= ====== =======  ====  ========= ======
Accretion to estimated
 redemption value
 (unaudited).................       --      97     --     19        --     116
                              --------- ------ -------  ----  --------- ------
Balance at March 31, 2000
 (unaudited)................. 4,521,166 $2,467 879,567  $480  5,400,733 $2,947
                              ========= ====== =======  ====  ========= ======

   Following amendment of the Company's Articles of Incorporation, the holders of Series B Preferred Stock have various rights and preferences as follows:

 Voting

   Each holder of Series B Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series B Preferred Stock will generally vote together with the common stock shareholders.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


 Dividends

   No dividends, whether in cash, in property or in shares of the common stock of the Company shall be declared on outstanding common shares unless the Board of Directors has declared a dividend for Series B Preferred Stock. Where dividends on Series B Preferred Stock are declared, dividends will be allocated to Series B Preferred shares based on the equivalent number of common shares into which such Series B Preferred Stock could be converted. The Board through December 31, 1999 has declared no dividends on Series B Preferred Stock.

 Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Series A Preferred Stock, an amount equal to $0.3979 per share of Series B Preferred Stock, plus declared but unpaid dividends. After the liquidation preference of the holders of the Series B Preferred Stock has been satisfied, the holders of the Series A Preferred Stock shall be entitled to receive an amount equal to $0.0769 per share, plus declared but unpaid dividends. After setting apart or paying in full the preferential amounts due to the holders of Series B Preferred Stock and Series A Preferred Stock as noted above, the holders of the Series B Preferred Stock shall be entitled to receive an amount equal to $0.1990 per share, plus declared but unpaid dividends. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the entire amount of assets will be distributed ratably to the holders of Series B Preferred Stock.

 Conversion

   Each share of Series B-1 Preferred Stock is convertible, at the option of the holder commencing from the date of issuance, into common shares on a share for share basis. Each share of Series B Preferred Stock was originally convertible, at the option of the Holder commencing from the date of issuance, to common shares on a share for share basis. Further adjustments to both of these ratios will be made where there are accrued and unpaid dividends on preferred stock or where common stock is issued at less than $0.0769 per share. Certain events which occurred in 1998 resulted in a change to the conversion ratio for Series B Preferred Stock such that each share of Series B Preferred Stock became convertible using a basis of one share of Series B Preferred Stock for 1.667 shares of common stock. This change in the conversion ratio did not represent a beneficial conversion feature at the date of issuance of the Series B Preferred Stock in 1998. The Series B Preferred Stock will be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten public offering of shares of Common Stock of the Company at a public offering price of at least $14.837 per share and gross proceeds to the Company in excess of $20,000.

 Redemption

   After March 5, 2003, holders of Series B Preferred Stock may request that the Company redeem all the outstanding shares at a price of $0.796 per share plus any declared but unpaid dividends. Accordingly, the Series B Preferred Stock is being accreted to its estimated redemption value through charges to retained earnings; such charges totalled $244, $467, $114 (unaudited), and $116 (unaudited) for the years ended December 31, 1998 and 1999 and three months ended March 31, 1999 and 2000, respectively.

 Warrants

   In connection with the issuance of the Company's Series B Convertible Preferred Stock financing in 1998, the Company granted an option to purchase 6,279 shares of the Company's Series B Convertible Preferred Stock at an exercise price of $0.398 per share. This option was exercised in 1999.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


8. Series C Mandatorily Redeemable Convertible Preferred Stock

   In October 1999, the Company entered into a Series C Preferred Stock Purchase agreement, whereby the Company authorized 4,807,101 shares of the Company's Series C Mandatory Redeemable Convertible Preferred Stock ("Series C Preferred Stock") at an issue price of $1.808 per share. At December 31, 1999, there were 3,846,718 shares issued and outstanding. Following amendment of the Company's Articles of Incorporation, the holders of Series C Preferred Stock have various rights and preferences as follows:

 Voting

   Each holder of Series C Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series C Preferred Stock will generally vote together with the common stock shareholders.

 Dividends

   No dividends, whether in cash, in property or in shares of the common stock of the Company shall be declared on outstanding common shares unless the Board of Directors has declared a dividend for Series C Preferred Stock. Where dividends on Series C Preferred Stock are declared, dividends will be allocated to Series C Preferred shares based on the equivalent number of common shares into which such Series C Preferred Stock could be converted. The Board through December 31, 1999 has declared no dividends on Series C Preferred Stock.

 Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common stock, an amount equal to $1.808 per share, plus declared but unpaid dividends.

 Conversion

   Each share of Series C Preferred Stock is convertible, at the option of the holder commencing from the date of issuance, into common shares on a share for share basis. Adjustments to this ratio will be made where there are accrued and unpaid dividends on preferred stock or common stock. The Series C Preferred Stock will be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten public offering of shares of Common Stock of the Company at a public offering price of at least $14.837 per share and gross proceeds to the Company in excess of $20,000.

 Redemption

   After September 9, 2004, holders of Series C Preferred Stock may request that the Company redeem all the outstanding shares at a price of $3.617 per share plus any declared but unpaid dividends. Accordingly, the Series C Preferred Stock is being accreted to its estimated redemption value through charges to from retained earnings; such charges totalled $450 and $345 (unaudited) for the year ended December 31, 1999 and three months ended March 31, 2000. The redemption rights of the Series C Preferred Stock are subordinate to the Series B Preferred Stock.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


9. Series D Mandatorily Redeemable Convertible Preferred Stock (unaudited)

   In January and February 2000, the Company entered into a Series D Preferred Stock Purchase agreement, whereby the Company authorized 2,021,989 shares of the Company's Series D Mandatorily Redeemable Convertible Preferred Stock ("Series D Preferred Stock") at an issue price of $14.837 per share. At March 31, 2000, there were 2,021,989 shares issued and outstanding. Following amendment of the Company's Articles of Incorporation, the holders of Series D Preferred Stock have various rights and preferences as follows:

 Voting

   Each holder of Series D Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series D Preferred Stock will generally vote together with the common stock shareholders.

 Dividends

   No dividends, whether in cash, in property or in shares of the common stock of the Company shall be declared on outstanding common shares unless the Board of Directors has declared a dividend for Series D Preferred Stock. Where dividends on Series D Preferred Stock are declared, dividends will be allocated to Series C Preferred shares based on the equivalent number of common shares into which such Series D Preferred Stock could be converted. The Board through March 31, 2000 has declared no dividends on Series D Preferred Stock.

 Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common stock, an amount equal to $14.837 per share, plus declared but unpaid dividends.

 Conversion

   Each share of Series D Preferred Stock is convertible, at the option of the holder commencing from the date of issuance, into common shares on a share for share basis. Adjustments to this ratio will be made where there are accrued and unpaid dividends on preferred stock or common stock. The Series D Preferred Stock will be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten public offering of shares of Common Stock of the Company at a public offering price of at least $14.837 per share and gross proceeds to the Company in excess of $20,000.

 Redemption

   After January 25, 2005, holders of Series D Preferred Stock may request that the Company redeem all the outstanding shares at a price of $29.674 per share plus any declared but unpaid dividends. Accordingly, the Series D Preferred Stock is being accreted to its estimated redemption value through charges to retained earnings; such charges totalled $1,098 for the three months ended March 31, 2000. The redemption rights of the Series D Preferred Stock are subordinate to the Series C Preferred Stock.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


 Advertising contracts

   In January 2000, the Company also entered into long-term advertising contracts with each of its Series D preferred shareholders. Under the contracts, the Series D preferred shareholders have committed to purchase certain services from the Company, including banner advertising, sponsorship of website channels, directory services and use of the Company's e-commerce platform, over the terms of the contracts, which range from 2 1/2 to 3 years. The contract value of $9,000 is generally payable by Series D preferred shareholders in periodic installments to be made over the life of the agreements, commencing December 1, 2000. The detailed description of specific services to be provided under these agreements will be decided over the term of the contracts, with the individual fees for specific services to be set at rates consistent with those charged to the Company's most preferred customers. During the three months ended March 31, 2000, no cash was received and no revenues were recognized pursuant to these long-term advertising contracts.

   The contracts are generally terminable by either the Company or the customer where the counter party has breached the contract and where the breach is not satisfactorily cured within a specified period of time. In addition, one of the advertising contracts is terminable at the discretion of the customer during the second and third year of the contract if the Company's Web site is not ranked within the top five Web sites in China based on the level of average monthly impressions.

10. Series A Preferred Stock

   At December 31, 1999, there were 2,925,000 shares of Series A Preferred Stock ("Preferred A") issued and outstanding at an issue price of $0.077 per share. Following amendment of the Company's Articles of Incorporation, the holders of Preferred A shares have various rights and preferences as follows:

 Voting

   Each holder of Series A Preferred Stock has voting rights equal to the number of shares of common stock then issuable upon its conversion into common stock. Each holder of Series A Preferred Stock will generally vote together with the common stock shareholders.

 Dividends

   No dividends, whether in cash, in property or in shares of the capital stock of the Company shall be declared for Preferred A unless the Board of Directors has declared a dividend on outstanding common shares. Where dividends on Preferred A are declared, dividends will be allocated to Preferred A based on the equivalent number of common shares into which such preferred shares could be converted. The Board through December 31, 1999 has declared no dividends on Preferred A.

 Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock or to the holders of the Series B, B-1 and C Preferred Stock after the satisfaction of the liquidation preference indicated in Note 7 above, an amount equal to $0.077 per share, plus declared but unpaid dividends.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

 Conversion

   Each share of Series A Preferred Stock is convertible at the holder's option into common shares on a share for share basis. Adjustments to this ratio will be made where there are accrued and unpaid dividends on preferred stock or where common stock has been issued at less than $0.077 per share. The Series A Preferred Stock will be converted automatically into Common Stock, at the then applicable conversion rate, upon the closing of an underwritten, public offering of shares of Common Stock of the Company at a public offering price of at least $14.837 per share and gross proceeds for the Company in excess of $20,000.

11. Commitments and Contingencies

   As of December 31, 1999 and March 31, 2000, the Company had future minimum rental lease payments under non-cancellable operating leases as follows:

                                    December  March 31,
                                    31, 2000    2000
                                    -------- -----------
                                             (unaudited)
            2000...................  $  597  $       448
            2001...................     506          506
                                     ------  -----------
                                     $1,103  $       954
                                     ======  ===========

   As of December 31, 1999, future payments of minimum fixed fees to content providers totaled $36. The Company recognized $56, $157, $205, $36 (unaudited) and $149 (unaudited) of rent expense for the years ended December 31, 1997, 1998 and 1999 and three months ended March 31, 1999 and 2000, respectively.

   The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate an internet business and to conduct on-line advertising in the People's Republic of China. Though the People's Republic of China has, since 1978, implemented wide range market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific segments of these industries foreign owned entities, like the Company, may operate. The Company's legal structure and scope of operations in China could be subjected to restrictions which could result in severe limits to the Company's ability to conduct business in the People's Republic of China and this could have a material adverse effect on the Company's financial position, results of operations and cash flows.

12. Related Party Transactions

   The Company has entered into an agreement whereby the Company provides internet advertising and promotional services to a preferred shareholder. The total amount of revenue recorded under agreements with this preferred shareholder was $0, $175, $178, $20 (unaudited) and $36 (unaudited) for the three years ended December 31, 1997, 1998, 1999 and the three months ended March 31, 1999 and 2000, respectively. As of December 31, 1998 and 1999 and March 31, 2000, $158, $37, $0 (unaudited), respectively, were included in Accounts receivable--related parties related to this arrangement.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

   In connection with a warrant issued by the Company on October 18, 1999 for the purchase of 212,675 shares of common stock at an exercise price of $2.351 per share, one of the Company's preferred shareholders arranged for certain of its affiliates to provide certain professional and managerial services to the Company. The estimated fair value of such services of approximately $60 for the year ended December 31, 1999 was determined by the Company by reference to salaries paid to comparable employees and has been charged to expense and credited to additional paid-in capital. As of December 31, 1999 and March 31, 2000 (unaudited) this warrant remains outstanding.

   Pursuant to a one-year agreement that commenced in December 1999, the Company has provided a link from its website to a related party's website. In addition, the related party provides internet content on an updated daily basis to the Company's website. The link allows for certain news and other informational content to be made available to users of the Company's internet portal site, with revenues generated from advertising placed in conjunction with the service to be allocated between both parties on a contractually agreed basis. For the year ended December 31, 1999 and the three months ended March 31, 2000, the Company has recognized expense of $16, $0 and $4 (unaudited), respectively, as a result of this collaborative arrangement.

13. Income Taxes

   The Company is subject to taxes in both the United States and the People's Republic of China. The Company's subsidiary in China is governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the "PRC Income Tax Law"). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to income tax at a statutory rate of 33% (30% State income tax plus 3% local income tax) on PRC taxable income. The Company is in a loss position in both the U.S. and China. No provision or benefit for income taxes have been provided in any periods. The following is a reconciliation between the U.S. federal statutory rate and the Company's effective tax rate:

                                                             December 31,
                                                            ------------------
                                                            1997   1998   1999
                                                            ----   ----   ----
   U.S. federal statutory rate:                             (34)%  (34)%  (34)%
     Foreign tax difference from U.S. rate.................   1      1      1
     Permanent book-tax differences........................ --      10      8
     Valuation allowance for deferred tax assets...........  33     23     25
                                                            ---    ---    ---
                                                              0 %    0 %    0 %
                                                            ===    ===    ===

   Significant components of the Company"s deferred tax assets and liabilities consist of the following:

                                                                 December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 ------ -------
   Deferred tax assets:
     Net operating loss carry forwards.......................... $  59  $ 1,196
     Other book-tax basis differences...........................    12       25
                                                                 -----  -------
     Total deferred tax assets..................................    71    1,221
                                                                 -----  -------
     Valuation allowance........................................   (71)  (1,190)
                                                                 -----  -------
                                                                   --        31
                                                                 -----  -------
   Deferred tax liabilities:
     Capitalized expenses.......................................   --       (31)
                                                                 -----  -------
                                                                 $ --   $   --
                                                                 =====  =======

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


   The Company has provided a full valuation allowance against net deferred tax assets due to the uncertainty surrounding their realization.

   As of December 31, 1999, the Company had federal net operating loss ("NOL") and Chinese NOL of approximately $689 and $2,915, respectively, available to offset future federal and Chinese income tax liabilities, respectively. The U.S. NOL will expire from 2012 to 2020 and the Chinese NOL will expire from 2002 to 2004.

14. Financial Instruments

   The carrying amount of the Company's cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximated their market values based on their short-term maturities. The fair value of related party receivables and payables is not readily determinable due to the related party nature of the accounts.

15. Stock Options

   The Company has adopted a share option plan, which provides for the issuance of up to 2,340,000 shares of common stock. The share option plan allows for the grant of incentive share options qualified within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and non-qualified share options, which do not so qualify.

   The Company has reserved 2,340,000 shares of Common Stock for issuance under the Company's Stock Option Plan and at December 31, 1999 and March 31, 2000, 1,401,512 and 1,071,312 (unaudited) options, respectively, were available for grant under the plan.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)

   The following table summarizes the Company's stock option activity:

                                                                                             Three Months Ended
                                               Year Ended December 31,                            March 31,
                          ----------------------------------------------------------------- ---------------------
                                  1997                  1998                  1999                  2000
                          --------------------- --------------------- --------------------- ---------------------
                                      Weighted              Weighted              Weighted              Weighted
                                       Average               Average               Average               Average
                            Options   Exercise    Options   Exercise    Options   Exercise    Options   Exercise
                          Outstanding Price ($) Outstanding Price ($) Outstanding Price ($) Outstanding Price ($)
                          ----------- --------- ----------- --------- ----------- --------- ----------- ---------
                                                                                                 (unaudited)
Outstanding at beginning
 of Period..............    330,694    $0.038     330,694    $0.038      210,144   $0.038    1,028,682    $2.30
 Granted................        --        --          --        --       952,377     2.48      330,200     5.77
 Exercised..............        --        --     (120,250)    0.038     (120,250)   0.038          --       --
 Cancelled..............        --        --          --        --       (13,889)    0.38          --       --
                            -------    ------    --------    ------    ---------   ------    ---------    -----
Outstanding at period
 end....................    330,694    $0.038     210,444    $0.038    1,028,682    $2.30    1,358,882    $3.14
                            =======    ======    ========    ======    =========   ======    =========    =====

                     Options Outstanding at                Options Exercisable at
                        December 31, 1999                    December 31, 1999
          --------------------------------------------- ----------------------------
                      Weighted Average
Range of                 Remaining     Weighted Average             Weighted Average
Exercise    Number    Contractual Life  Exercise Price    Number     Exercise Price
Prices    Outstanding     (years)            ($)        outstanding       ($)
--------  ----------- ---------------- ---------------- ----------- ----------------
$0.038       90,194         6.68            $0.038        90,194         $0.038
$0.385      161,611         9.45            $0.385        69,268         $0.385
$1.808      338,907         9.39            $1.808        34,819         $1.808
$3.846      437,970         9.95            $3.846            --         $3.846
                     Options Outstanding at                Options Exercisable at
                         March 31, 2000                        March 31, 2000
          --------------------------------------------- ----------------------------
                           (unaudited)                          (unaudited)
                      Weighted Average
Range of                 Remaining     Weighted Average             Weighted Average
Exercise    Number    Contractual Life  Exercise Price    Number     Exercise Price
Prices    Outstanding     (years)            ($)        outstanding       ($)
--------  ----------- ---------------- ---------------- ----------- ----------------
$0.038       90,194         6.44            $0.038        90,194         $0.038
$0.385      161,611         9.21            $0.385        70,662         $0.385
$1.808      338,907         9.14            $1.808        87,382         $1.808
$3.846      437,970         9.70            $3.846            --         $3.846
$5.769      330,200         9.82            $5.769            --         $5.769

   Stock-based compensation. In connection with certain stock option grants during the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, the Company recognized deferred stock compensation totalling $67, $0 (unaudited) and $1,883 (unaudited), respectively, which is being amortized over the vesting periods of the related options, which generally range from two to four years. Compensation expense recognized during the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000 totaled $46, $0 (unaudited) and $201 (unaudited), respectively.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


   Minimum value disclosures. The Company calculated the minimum value of stock option grants on the date of grant using the Black-Scholes pricing method with the following assumptions:

                                                                   Year Ended
                                                                  December 31,
                                                                      1999
                                                                  ------------
     Risk-free interest rate..................................... 4.96%-5.37%
     Expected life (years).......................................     1-4
     Expected dividend yield.....................................     --
     Volatility..................................................     --
     Weighted average grant date fair value of options granted
      during the period..........................................   $0-$0.86

   Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the stock option awards as prescribed by SFAS No. 123, the Company's net loss per share would have resulted in the pro forma amounts disclosed below:

                                                                     Year Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
     Net loss attributable to common shareholders:
       As reported.................................................   $(4,366)
       Pro forma...................................................   $(4,411)
     Net loss per share, basic and diluted:
       As reported.................................................   $ (0.47)
       Pro forma...................................................   $ (0.47)

   The effects of applying SFAS No. 123 methodology in this pro forma disclosure may not be indicative of future amounts. Additional stock option awards in future years are expected.

16. Net Loss Per Share

   Net loss per share. The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

                                                                Three Months
                                       Year Ended December      Ended March
                                               31,                  31,
                                      -----------------------  ---------------
                                       1997    1998    1999     1999    2000
                                      ------  ------  -------  ------  -------
                                                                (unaudited)
Numerator:
  Net loss........................... $ (160) $ (615) $(3,449) $ (276) $(2,536)
  Accretion of Series B, C and D
   Mandatorily Redeemable Preferred
   Stock to redemption value.........    --     (244)    (917)   (114)  (1,559)
                                      ------  ------  -------  ------  -------
  Net loss attributable to common
   shareholders...................... $ (160) $ (859) $(4,366) $ (390) $(4,095)
                                      ======  ======  =======  ======  =======
Denominator:
  Shares used in computing basic and
   diluted net loss per share (in
   thousands)........................  9,100   9,224    9,328   9,265    9,416
                                      ======  ======  =======  ======  =======
Basic and diluted net loss per share
 attributable to common
 shareholders........................ $(0.02) $(0.09) $ (0.47) $(0.04) $ (0.43)
                                      ======  ======  =======  ======  =======
Antidilutive securities including
 options, warrants, and preferred
 shares not included in net loss per
 share calculation (in thousands)....  3,221   7,812   12,820  11,526   17,493
                                      ======  ======  =======  ======  =======

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


   Pro forma net loss per share (unaudited) Pro forma basic and diluted net loss per share is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects, on an as-if-converted basis, of the automatic conversion of Series B, C and D Mandatorily Redeemable Preferred Stocks and Series A Preferred Stock into shares of common stock effective upon the closing of an initial public offering by the Company if and when the aggregate proceeds from the Offering are not less than $20,000 and with a price to the public of at least $14.837 per share. Common stock equivalent shares, composed of shares of common stock issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share as this would reduce the net loss per share. The following table sets forth the computation of pro forma basic and diluted net loss per share for the year ended December 31, 1999 and three months ended March 31, 2000 (unaudited):

                                                                      Pro Forma
                                                         Pro Forma   Three Month
                                                         Year ended     Ended
                                                        December 31,  March 31,
                                                            1999        2000
                                                        ------------ -----------
Numerator:
  Net loss............................................    $(3,449)     $(2,536)
                                                          =======      =======
Denominator:
  Shares used in computing basic and diluted net loss
   per share..........................................      9,328        9,416
  Adjustment to reflect assumed conversion of all
   preferred stock to common stock from date of
   issuance...........................................     12,287       16,534
                                                          -------      -------
  Shares used in computing pro forma basic and diluted
   net loss per share.................................     21,615       25,950
                                                          -------      -------
Basic and diluted pro forma net loss per share
 (unaudited)..........................................     $(0.16)      $(0.10)
                                                          =======      =======
Antidilutive securities including options and warrants
 not included in pro forma net loss per share
 calculation..........................................        533          958
                                                          =======      =======

17. Stock Split

   On June 22, 2000, the Company's Board of Directors declared and effected a 2.6-for-one stock split of the Company's issued and outstanding common stock. All shares and per share amounts have been retroactively adjusted to reflect this stock split.

18. Subsequent Events (Unaudited)

   During June 2000, the Company entered into certain agreements with Beijing Sohu Online Network Information Services, Ltd. ("Beijing Sohu"), a PRC company that is owned by a major shareholder of the Company and an employee of the Company. Pursuant to the agreements with Beijing Sohu and the shareholders of Beijing Sohu, certain operations related to the Company's online content will be transferred to Beijing Sohu in order to allow Beijing Sohu to develop and provide content to the Company for a monthly service fee, which will be subject to periodic adjustment as agreed between the parties.

   As part of these agreements, the Company will sell certain computer equipment to Beijing Sohu for an amount equal to the net book value of the equipment, which is estimated to be approximately $89 and is payable six months after the transfer date. The Company will also extend loans in the amount of $219 to the shareholders of Beijing Sohu in order to finance their equity investment in Beijing Sohu. The shareholders of Beijing Sohu have pledged their shares in Beijing Sohu as collateral for the loan. The loans bear no interest and are due in full at the end of ten years.

                                 SOHU.COM INC.

   (Amounts in thousands of US dollars, except number of shares and per share data)


   The Company's PRC subsidiary has also entered into an option agreement giving it the right, at any time, subject to PRC law, to purchase the entire ownership in Beijing Sohu of the two Beijing Sohu shareholders for RMB 2,000 ($242 as at March 31, 2000).

   The arrangement entered into with Beijing Sohu has been undertaken solely to satisfy PRC regulations, which prohibit foreign companies from owning or operating telecommunications businesses in China. PRC regulations currently restrict the Company from holding an equity interest in Beijing Sohu; therefore, the financial statements of Beijing Sohu will not be consolidated with those of the Company. As the shareholders of Beijing Sohu are also officers and shareholders of the Company, Beijing Sohu is a related party of the Company and the Company will disclose transactions with Beijing Sohu in accordance with SFAS 57. The Company will extend a loan to the shareholders of Beijing Sohu to finance their equity investment in Beijing Sohu and the Company expects that it will continue to be involved in and provide financial support to Beijing Sohu. Accordingly, to the extent that losses are incurred by Beijing Sohu, the Company will accrue for such losses by recording a valuation allowance against the loan receivable from the shareholders of Beijing Sohu.

   In March 2000, the Company entered into a one-year non-exclusive agreement with an affiliate of Nokia Corporation whereby the Company agreed to identify, develop and aggregate suitable content and services for use in mobile devices enabled with the wireless application protocol, or WAP, and Nokia's short message service, or SMS. The identification, development and aggregation of such services for distribution over WAP-enabled devices will be funded by the Company. Nokia is not obligated under the agreement to make any payments to the Company. For the three month period ended March 31, 2000, the Company has incurred related costs of approximately US$18, which have been charged to product development expenses.

   In April and May of 2000, the Company, a Nokia affiliate in China and the mobile operators in eight Chinese provinces and municipalities signed a memorandum of understanding for a 6 month trial of WAP services. Under the terms of the memorandum of understanding, the Company will identify and develop content for use in the WAP trial. The identification, development and aggregation of such WAP content will be funded by the Company.

   In June 2000, a majority of the holders of the Company's outstanding Series B, C and D Mandatorily Redeemable Convertible Preferred Stock and Series A Preferred Stock (cumulatively, the "Preferred Shares") consented to the lowering of the minimum per share price at which the Preferred Shares will be converted automatically into Common Stock upon the closing of an underwritten, public offering of shares of the Company's Common Stock to a public offering price of at least $13.00 per share.

                      [This page intentionally left blank]

                      [This page intentionally left blank]

                             [Inside back cover --

(1) Heading "Sohu -- The Search Fox, Opening up China to the Internet" followed by four footprints of a fox. Beside each footprint is one of four elements of the Sohu.com solution -- "Mainland China Focus", "Pure Portal Play", "Leading Brand Presence" and "Proven Organic Growth".

(2) Background -- The tail of the "Search Fox".]

                               [LOGO OF SOHU.COM]